As filed with the Securities and Exchange Commission on July 26, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

China GrenTech Corporation Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

16th Floor, Zhongyin Tower
Caitian North Road, Futian District
Shenzhen 518026, People’s Republic of China
(86 755) 8350-1796
(Address of principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address and telephone number of agent for service)

Copies to:

Paul W. Boltz, Esq.	Chris K.H. Lin, Esq.
Morrison & Foerster LLP	Simpson Thacher & Bartlett LLP
41/F, Edinburgh Tower, The Landmark	29/F, China Merchants Tower
15 Queen’s Road	No. 118, Jianguo Road
Central, Hong Kong	Chaoyang District, Beijing 100022
(852) 2585-0888	(86-10) 6566-8086

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to the registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed	Proposed	Amount of
Title of Securities	to be	Maximum Offering	Maximum Aggregate	Registration
to be Registered(1)	Registered(2)	Price per Share(3)	Offering Price(3)	Fee(4)
Ordinary shares, par value US$0.00002 per share(2)	82,402,850	$0.5486	$45,206,203.51	$1,391.37

(1)	A separate registration statement on Form F-6 (Reg. No.: 333-132385) has been filed with respect to the American depositary shares issuable upon deposit of the ordinary shares registered hereby. Each American depositary share represents 25 ordinary shares.

(2)	Includes ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time inside the United States either as part of their distribution or within 40 days after the later of the effective date of this Registration Statement and the date the ordinary shares are first bona fide offered to the public. The ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(c) under the Securities Act of 1933 based on $13.715, which is the average of the high ($14.03) and low ($13.40) trading prices on July 16, 2007 of the Registrant’s American depositary shares listed on the Nasdaq Global Market and representing the Registrant’s ordinary shares.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling shareholders are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary prospectus dated July 26, 2007
Prospectus
3,296,114 American Depositary Shares

China GrenTech Corporation Limited
(Incorporated in the Cayman Islands with limited liability)

Representing 82,402,850 Ordinary Shares

This is a public offering of our American depositary shares, or ADSs, each representing 25 of our ordinary shares. The selling shareholders identified in this prospectus are selling all of the 3,296,114 ADSs offered by this prospectus. We will not receive any proceeds from the sale of ADSs by the selling shareholders, who will receive all of the net proceeds from the sale of our ADSs described in this prospectus.

Our ADSs are traded on the Nasdaq Global Market under the symbol “GRRF.” On July 25, 2007, the last reported sale price of our ADSs was US$11.18 per ADS.

Investing in our ADSs involves risk. See “Risk Factors” beginning on page 10.

	Per ADS	Total

Public Offering Price	US$	US$
Underwriting Discount	US$	US$
Proceeds, Before Expenses, to the Selling Shareholders	US$	US$

Delivery of our ADSs will be made on or about          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

CIBC World Markets

The date of this prospectus is          , 2007.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

CONVENTIONS APPLICABLE TO THIS PROSPECTUS

We have twice subdivided our share capital since our inception. On December 16, 2003, we subdivided each of our ordinary shares, par value US$1.00 per share, into 100 ordinary shares, par value US$0.01 per share. On August 25, 2005, we further subdivided each of our ordinary shares, par value US$0.01 per share, into 500 ordinary shares, par value US$0.00002 per share. Unless otherwise specified, we present ownership of our ordinary shares throughout this prospectus as if our ordinary shares were so subdivided since our inception, with a par value of US$0.00002 per share.

For the purposes of this prospectus, we refer to Actis China Investment Holdings No. 1 Limited, or Actis China, and Standard Chartered Private Equity Limited, or Standard Chartered Private Equity, as the selling shareholders; all geographical and statistical references to “China,” “mainland China” and “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to the provinces, municipalities under direct administration of the central government and provincial-level autonomous regions of China.

References to “RMB” or “Renminbi” are to the legal currency of China and references to “U.S. dollar” or “US$” are to the legal currency of the United States of America. For your convenience, this prospectus contains translations of Renminbi amounts into U.S. dollars. Conversions of Renminbi into U.S. dollars in this prospectus are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at the rate of US$1.00 = RMB7.8041, the noon buying rate for U.S. dollars certified by the Federal Reserve Bank of New York in effect on December 29, 2006, the last business day of 2006. On July 25, 2007, the noon buying rate was US$1.00 = RMB7.5596. See “Exchange Rate Information.” We make no representation that any amounts in Renminbi or U.S. dollars referred to in this prospectus could be or could have been converted into each other at any particular rate or at all.

We have approximated all numbers in this prospectus to their closest round numbers. Also due to rounding, figures shown as totals in tables may not be an arithmetic aggregation of the figures preceding them.

PROSPECTUS SUMMARY

You should read the entire prospectus and the documents incorporated by reference herein carefully, including the “Risk Factors” section beginning on page 10, “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2006 and the audited consolidated financial statements and the accompanying notes to those financial statements beginning on page F-1, before making an investment decision.

Our Business

We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, wireless coverage products, which we supply to telecommunications operators, and base station RF parts and components, which we supply to base station equipment manufacturers.

We have a strong in-house RF technology research and development capability. We have a team of over 450 researchers and technicians with extensive experience in the wireless communication industry. We have 23 registered patents and 36 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. We believe that our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.

Our wireless coverage products enable telecommunication operators to expand the reach of their wireless communication networks to areas with little or weak coverage, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. We have developed over 200 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. We have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to Infosage Analysis, we were the second largest provider of wireless coverage products and services in China in 2006 with an estimated market share of 15.6%. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. Further, the capital expenditures of the wireless coverage industry in China is expected to grow from RMB5.6 billion in 2006 to RMB5.7 billion in 2007, RMB5.9 billion in 2008 and RMB6.2 billion in 2009, according to Infosage Analysis. We believe that the increasing capital expenditures will afford us an opportunity to grow our revenues in the wireless coverage market.

We supply RF parts and components to base station equipment manufacturers for use in their base station manufacturing. We are a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers: Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Siemens AG Communications and TD-Tech Ltd. We have developed over 20 types of base station RF modules. We have begun supplying base station RF modules to Huawei Technologies Co., Ltd., ZTE Corporation, Alcatel Shanghai Bell Co., Ltd. and Siemens AG Communications in bulk quantities. With rising production costs incurred by base station equipment manufacturers, more foreign base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly, and our revenues from base station RF modules will become a major revenue contributor for us in coming periods.

Our revenues were RMB566.5 million in 2004, RMB716.3 million in 2005 and RMB832.8 million (US$106.7 million) in 2006. Our gross profit was RMB324.6 million in 2004, RMB388.2 million in 2005 and RMB395.8 million (US$50.7 million) in 2006. Our operating income was RMB207.5 million in 2004, RMB225.0 million in 2005 and RMB179.2 million (US$23.0 million) in 2006, with operating income margins of 36.7% in 2004, 31.4% in 2005 and 21.5% in 2006. Our net income was RMB146.6 million in 2004, RMB181.4 million in 2005 and RMB148.8 million (US$19.1 million) in 2006.

Our Strengths and Challenges

We believe that our rapid development since our inception in 1999 and our strong current market position are largely attributable to the following principal competitive strengths:

•	our strength in RF technology development positions us at the forefront of technological innovation in the RF industry in China;

•	our strength in research and development of RF technologies positions us well to benefit from existing wireless network expansion in China and the potential development of third-generation wireless communication networks in China;

•	our comprehensive RF platform has allowed and will continue to allow us to develop a wide array of RF applications and generate more telecommunication market opportunities;

•	our fully integrated RF design and manufacturing capability substantially reduces the need to source RF components from outside vendors, thereby allowing us to maintain a low cost base;

•	our established customer relationships with China’s largest telecommunication operators and an extensive sales and customer service organization provide a solid platform for us to continue to capture market share; and

•	our experienced management team enhances our ability to develop and implement our strategy effectively.

We expect to face challenges in our business operations, including:

•	significant decline in revenue if either of our principal group customers reduces its purchases of our wireless coverage products or if we experience a decline in our average selling prices;

•	dependence on local affiliates of the two principal wireless operators in China;

•	risk of failing to secure formal sales contracts for wireless coverage products for which work has commenced;

•	long accounts receivable cycles and a substantial accounts receivable balance;

•	uncertainty in obtaining adequate financing to meet our working capital requirements;

•	fierce competition in the wireless coverage business;

•	reliance on third parties to install our wireless coverage products; and

•	uncertainty in acquiring raw materials on time and on acceptable terms.

Our Business Strategies

Our principal objectives are to strengthen our position as a leading provider of wireless coverage products and services in China, to reinforce our leading position in China in the research and development of RF technologies, to actively commercialize our in-house RF technologies by continuing to expand our product breadth, and to seek additional growth markets outside mainland China. At present, we intend to achieve these objectives by implementing the following strategies:

•	continue to develop and increase our RF product offerings and our sales to base station equipment manufacturers;

•	continue to invest in third generation wireless communication technology development in order to maximize our opportunities in this new technology;

•	capture more business opportunities by developing and marketing innovative wireless access products;

•	expand our global customer base; and

•	maintain our strength in RF technology research and development by continuing to invest in technologies that enhance our primary products.

Our Principal Executive Offices and Other Corporate Information

Our principal executive offices are located at 16th Floor, Zhongyin Tower, Caitian North Road, Futian District, Shenzhen 518026, People’s Republic of China, and our telephone number there is (86 755) 8350-1796. Our website address is www.grentech.com.cn. Information contained on our website is not a part of this prospectus.

We were formerly known as Powercom Holdings Limited. We are currently 24.0% owned by Guoren Industrial Developments Limited, or Guoren Industrial, which is 65% owned by Mr. Yingjie Gao, the chairman of our board of directors, president and chief executive officer. We are also currently 10.3% owned by Drag Investments Limited, or Drag Investments, which is wholly owned by Professor Kunjie Zhuang, our director and chief technology officer. Our other directors and executive officers also indirectly own or control an additional 18.3% of our company. In aggregate, our directors and executive officers control a 52.6% equity interest in our company and, as a result, exercise effective control over our business and corporate matters that require shareholders’ approval. Upon consummation of this offering, we expect these persons to continue to exercise their control over our business and corporate matters that require shareholders’ approval.

Recent Developments

Purchase of Land Use Rights

On June 26, 2007, we entered into a land transfer agreement with the Shenzhen municipal government, under which we purchased the land use right to approximately 125,000 square meters of real property for approximately RMB76 million. We received all necessary governmental approvals for this transaction and are in the process of obtaining the land use right certificate from the PRC government. We intend to build additional production capacity on this site in the future.

Financial Results for the First Quarter of 2007

The following is a summary of our unaudited consolidated financial data as of and for the three months ended March 31, 2006 and 2007. This summary financial data has been derived from the unaudited consolidated financial information for the three months ended March 31, 2006 and 2007, incorporated by reference herein from our current report on Form 6-K filed with the U.S. Securities and Exchange Commission, or the SEC, on May 17, 2007. The unaudited consolidated financial results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007 or any other period. You should read the following financial information together with our financial statements and the notes thereto incorporated by reference in this prospectus.

In the first quarter of 2007, our revenues were RMB31.3 million (US$4.0 million) and our gross profit was RMB13.0 million (US$1.7 million). As in previous years, we experienced a relatively lower level of revenues during the first quarter of the year than in other quarters, and recorded an operating loss of RMB42.2 million (US$5.4 million) and a net loss of RMB44.8 million (US$5.7 million) in the first quarter of 2007. You should refer to “Item 5. Operating and Financial Review and Prospects — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” and “— Significant Quarterly Fluctuations of Our Results of Operations” in our annual report on Form 20-F for the fiscal year ended December 31, 2006 for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation.

	Three months ended March 31,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(in thousands, except per share data)

Selected consolidated statements of income data:
Revenues	14,796	31,286	4,009
Cost of revenues	(6,787)	(18,300)	(2,345)

Gross profit	8,009	12,986	1,664
Research and development costs	(8,393)	(13,201)	(1,692)
Sales and distribution expenses	(24,138)	(28,599)	(3,664)
General and administrative expenses	(11,109)	(13,405)	(1,718)

Total operating expenses	(43,640)	(55,205)	(7,074)

Operating loss	(35,631)	(42,219)	(5,410)
Interest income	859	2,456	315
Interest expenses	(8,897)	(6,062)	(777)
Investment income	238	—	—
Foreign currency exchange gain/(loss)	1,101	(2,788)	(357)
Grant income	127	120	15

Total other expenses	(6,571)	(6,274)	(804)

Income tax benefit	5,931	3,441	441

Loss before minority interests	(36,271)	(45,052)	(5,773)

Net loss	(35,738)	(44,811)	(5,742)
Net loss attributable to ordinary shareholders	(36,647)	(44,811)	(5,742)
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.08)	(0.07)	(0.01)
Weighted average number of ordinary shares
Basic and diluted	466,365,500	625,000,000	625,000,000

	Three months ended March 31,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(in thousands)

Selected consolidated statements of cash flows data:
Net cash used in operating activities	(61,940)	(132,963)	(17,038)
Net cash used in investing activities	(1,782)	(13,418)	(1,719)
Net cash used in financing activities	(28,823)	(29,449)	(3,774)
Effect of foreign currency exchange rate changes on cash	—	(1,247)	(160)
Net decrease in cash and cash equivalents	(92,545)	(177,077)	(22,690)

	As of	As of
	December 31,	March 31,
	2006	2007	2007
	(RMB)	(RMB)	(US$)
	(in thousands)

Selected consolidated balance sheets data:
Assets
Cash and cash equivalents	467,423	290,346	37,204
Pledged time deposits	238,618	212,319	27,206
Accounts receivable, net	747,859	720,433	92,315
Inventories	434,406	492,495	63,107
Total current assets	1,948,407	1,800,395	230,699
Long-term accounts receivable, net	268,957	247,728	31,743
Total assets	2,415,834	2,287,213	293,078
Liabilities and shareholders’ equity
Short-term bank loans	336,050	333,550	42,740
Total current liabilities	866,435	782,867	100,315
Long-term debt(1)	—	—	—
Total liabilities	866,435	782,867	100,315
Minority interests	18,971	18,729	2,400
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized and 625,000,000 shares issued and outstanding as of December 31, 2006 and March 31, 2007	103	103	13
Total shareholders’ equity	1,530,428	1,485,617	190,363
Total liabilities and shareholders’ equity (including minority interests)	2,415,834	2,287,213	293,078

(1)	In May 2007, we borrowed RMB150.0 million in a long-term bank loan to fund construction of new facilities in Shenzhen. This long-term loan bears interest at a floating rate which is currently 6.84% and is repayable in five annual installments from May 2009 to May 2013.

The U.S. dollar amounts in the tables above have been translated from the Renminbi amounts at the rate of US$1.00 = RMB7.8041, the noon buying rate for U.S. dollars as certified by the Federal Reserve Bank of New York in effect as of December 29, 2006, the last business day of 2006. For reference, the noon buying rate for U.S. dollars as certified by the Federal Reserve Bank of New York in effect on March 31, 2007 was US$1.00 = RMB7.7232.

Estimated Results of Operations for the Second Quarter of 2007

The following is an estimate of our unaudited financial results for the three months ended June 30, 2007. These results are subject to the completion of our normal quarter-end closing procedures and, as a result, may be subject to change, perhaps materially. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Special Note on Forward-Looking Statements.”

Due in part to an increase in sales of base station RF parts and components, we believe that our revenues for the three months ended June 30, 2007 exceeded revenues for the three months ended June 30, 2006. As of the date of this prospectus, we estimate that we had revenues for the three months ended June 30, 2007 of between approximately RMB195 million and RMB220 million. As a result of lower gross margins, arising from market competition and increased sales of lower margin base station RF products, and increased operating expenses, including increased research and development expenses, increased marketing expenses and expenses incurred in connection with Sarbanes-Oxley compliance work and other professional fees, we expect that our net income for the three months ended June 30, 2007 will be substantially lower than our net income for the three months ended June 30, 2006.

Our financial results for the three months ended June 30, 2007 are not necessarily indicative of our results for the year ending December 31, 2007 or any other period. You should refer to “Item 5. Operating and Financial Review and Prospects — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” and “— Significant Quarterly Fluctuations of Our Results of Operations” in our annual report on Form 20-F for the fiscal year ended December 31, 2006 for further details on fluctuations in our results of operations and other quarterly financial information.

The Offering

Selling shareholders	Actis China Investment Holdings No. 1 Limited and Standard Chartered Private Equity Limited. See “Selling Shareholders.”

ADSs offered by the selling shareholders	3,296,114 ADSs offered by the selling shareholders. The ordinary shares underlying the ADSs to be offered by the selling shareholders are fully fungible and rank pari passu in all respects with all other ordinary shares issued by us. Each ADS represents 25 ordinary shares, par value US$0.00002 per share, that will be held on deposit with Citibank, N.A., as depositary.

Depositary	Citibank, N.A.

Offering price	US$ per ADS.

Use of proceeds	We will not receive any proceeds from the sale of ADSs by the selling shareholders.

Risk factors	See “Risk Factors” beginning on page 10 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our ADSs.

Trading market	The only trading market for the ADSs is the Nasdaq Global Market. There is no trading market for our ordinary shares.

Nasdaq Global Market symbol	GRRF

Dividend policy	We do not intend to pay any cash dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. Our board of directors has complete discretion as to whether we will pay dividends subject to approval by our shareholders.

Deposit and withdrawal of our ordinary shares	The depositary will issue ADSs, subject to the satisfaction of certain conditions, if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the depositary’s custodian. You may turn in your ADSs at the depositary’s principal office and, upon payment of its fees and expenses and of any taxes or charges, the depositary will deliver the deliverable portion of the underlying ordinary shares and any distributions thereon to an account designated by you.

Dividends and other distributions	The depositary agrees to pay you any cash dividend or other distribution it receives on our ordinary shares or other deposited securities after deducting its fees and expenses. In the case of elective distributions, the depositary may send to you anything we distribute on deposited securities if it deems such elective distributions to be lawful and reasonably practicable. If an elective distribution cannot be made, the depositary may decide to sell what we have distributed and distribute the net proceeds in the same way as it does with cash or hold what we have distributed if it cannot be sold.

Lock-up	We, our directors and officers and certain of our other shareholders have agreed with the underwriters that, without the prior written consent of Bear, Stearns & Co. Inc., subject to certain exceptions, neither we nor any of our directors or officers nor the selling shareholders nor such other shareholders will, for a period of 90 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities. See “Underwriting.”

Payment and settlement	We expect our ADSs to be delivered against payment on or about , 2007.

RISK FACTORS

This offering involves certain risks. You should carefully consider the risks described below before you decide to buy our ADSs. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical with investments in shares of U.S. companies. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer, in which case, the trading price of our ADSs could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services

We provide most of our wireless coverage products and services to the China Unicom group and the China Mobile group. This is primarily because they are currently the only two licensed wireless operators in China. In 2004, 2005 and 2006, we derived 61.0%, 45.1% and 35.9%, respectively, of our revenues from China Unicom group’s local affiliates and 27.8%, 33.8% and 33.3%, respectively, from China Mobile group’s local affiliates. In addition, as of December 31, 2004, 2005 and 2006, 59.2%, 52.3% and 40.4%, respectively, of our gross accounts receivable were attributable to China Unicom group’s local affiliates and 26.3%, 27.3% and 30.2%, respectively, to China Mobile group’s local affiliates.

Because of the current procurement policies and practices of the China Unicom group and the China Mobile group, we typically contract with their individual local affiliates and treat these local affiliates as separate customers. Although our business practice is to interact with each local affiliate individually, they are under the common control of their parent company. In certain instances, procurement decisions are made only with the approval of the parent company. For example, parent company approval was required before we were awarded our first CDMA contracts by China Unicom group’s affiliates in 2001. More recently in the fourth quarter of 2006, China Mobile group announced that it would, effective immediately, separately conduct the bidding processes for the procurement of GSM wireless coverage equipment at the parent company level. For more details, see “Risk Factors — Risks Relating to Our Company — Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products.”

We also experience delays in payments from the China Unicom group and the China Mobile group during the ordinary course of our business. As explained in the next risk factor, this is largely due to our limited bargaining leverage and the resulting lack of a specific timetable in our sale and purchase contracts to require our customers to issue completion certificates and to perform preliminary inspections, which are pre-conditions to their initiation of payments. Despite our constant attempts, we have not been able to significantly change this prevalent practice in our industry due to the limited bargaining leverage of wireless coverage operators such as ourselves and we expect this practice to continue.

One or more of China’s main telecommunication operators (including our two principal group customers) may reorganize by means of a corporate spin-off, merger or otherwise. Any such reorganization could disrupt, slow down or otherwise materially affect their capital expenditures and, therefore, our revenues. Additionally, the competitive situation in the wireless communication market in China may be altered, or the resulting entities may change suppliers or sourcing policies. If the China Unicom group or the China Mobile group reduces or eliminates the purchase of our products and services or becomes unable or refuses to pay for our products and services it has purchased, our revenues would decline significantly.

Because we have limited bargaining leverage with the China Unicom group and the China Mobile group, some contractual terms and market practices are materially adverse to our interests

The China Unicom group and the China Mobile group award contracts through competitive bidding. According to Infosage Analysis, a market research and consulting firm focusing on innovative technologies, there are over 70 entities competing in the wireless coverage market in China. As the China Unicom group and the China

Mobile group are currently the only two licensed wireless operators in China, we have limited negotiating leverage with these key clients in the bidding process. As a result, many proposed contractual terms and market practices subject to bidding are materially adverse to our interest. For example, in most instances, the wireless operators will not sign sale and purchase agreements with us until they have formally accepted our products delivered for a whole project. In addition, most of our contracts, in the form contained in the bidding materials, do not specify a timetable for our customers to issue a completion certificate or perform the preliminary inspection of products we install. This affects our revenues as the execution of the sale and purchase contract and the issuance of a completion certificate are conditions to our recognition of revenues for our products and the preliminary inspection by our wireless operator customers is a condition to our recognition of service revenue. As a result of these contractual terms and market practices, we are required to finance significant operating expenses before we recognize revenues and to finance significant accounts receivable once we recognize revenues. Any worsening of these terms and conditions could have a material adverse effect on our liquidity and cash flows from operations. Also see “— We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen” below for additional cash flow and liquidity risks resulting from these market practices.

Changes in the procurement policies by our major customers may adversely affect our revenue and profit margin on our wireless coverage products

Historically we have been awarded contracts by the local affiliates of the China Mobile group through bidding and negotiation, and these contracts covered wireless coverage equipment and services. For more details on the bidding process conducted by wireless operators in China, please see “Item 4. Information on the Company — Business — Our Wireless Coverage Products and Services — Our Sales Cycle — Bidding Process” in our annual report on Form 20-F for the fiscal year ended on December 31, 2006. China Mobile group, in an effort to shift to a more centralized procurement model, announced during the fourth quarter of 2006 that it was going to adopt a new procurement policy whereby the bidding processes for wireless coverage equipment and services will be separately conducted, and procurement decisions for wireless coverage equipment and services made by the parent company and local affiliates, respectively. Under the new policy, even if we win the bid for wireless coverage equipment, we may not win the bid for services, or vice versa. Consequently, we may lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project. In order to achieve the same level of revenues from China Mobile group, we may be required to obtain a higher number of projects from China Mobile group as the per project revenue may be lowered as a result of the policy change by China Mobile group. Further, the change in procurement policy aims to encourage more competitive pricing among providers of wireless coverage equipment, which could lead to a significant decrease in aggregate bidding price for the equipment contracts and the service contract in relation to any project. As a result, our profit margin may be adversely affected.

If other of China’s major telecommunication operators decide to centralize or otherwise significantly change their procurement methods for wireless coverage products, our revenues and profit margin may be adversely affected.

We often begin work on a project before we have a contract for our products and services, which may materially and adversely affect our cash flows from operating activities and liquidity

In line with industry practice in China, when a customer accepts our bid for a wireless coverage project, it does not immediately sign a sale and purchase contract. On a typical project, we must complete the initial installation of our coverage products before our customer will issue a completion certificate to confirm the acceptance of the products we have delivered and sign a contract with us. Although we believe that our bidding documents, together with our customers’ acceptances of our bids, effectively constitute binding contracts under PRC law, our PRC counsel has advised us that enforcement of our rights to payment in the PRC courts may be difficult. In particular, it is unclear what terms and provisions need to be included in a bid and acceptance in order for a payment obligation to exist under PRC law. As a result, we effectively assume the risk of loss for our projects before the customer signs a contract with us.

In addition, in line with current industry practice in China, most of our bid documents do not specify a time period or date by which our customers must issue completion certificates or sign a sale and purchase contract. As a result, our sales and marketing staff spend a significant amount of time persuading customers to conduct inspections, issue completion certificates and sign contracts. These unfavorable practices are in large part attributable to the market dominance of our customers and the competitive landscape of our wireless coverage industry. We expect that this unfavorable industry practice in China will continue and that it will continue to materially and adversely affect our cash flows from operating activities and liquidity.

We have long accounts receivable cycles and long collection periods and our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen

Our wireless coverage revenues consist of two components: (i) sale of products and (ii) installation services. We only begin to recognize revenues from sale of our products when all of the following revenue recognition criteria have been met:

•	title has been transferred, i.e., the risk and rewards are transferred;

•	delivery has occurred;

•	persuasive evidence of an arrangement exists;

•	price to the buyer is fixed and determinable;

•	collectibility is reasonably assured; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to sale of products and such right is not contingent upon the installation services and/or further action of the customers.

We recognize revenues from the provision of installation services when:

•	the services have been rendered in full;

•	the customer has issued a preliminary inspection certificate which indicates the customer’s acceptance of the installation services provided; and

•	we have an enforceable legal right to receive the contractually specified amount in cash attributable to the installation services and such right is not contingent upon further action of the customer.

However, our sale and purchase contracts, in line with industry practice, generally permit our customers to pay their purchase price in installments even though the revenue for that contract has already been recognized. Under these contracts, on a weighted average basis as of December 31, 2006, our installment payment schedule is approximately as follows:

•	43% of the contract value due upon the signing of the contract and the issuance of the completion certificate,

•	an additional 38% due upon the issuance of the preliminary inspection certificate,

•	a further 16% due upon the issuance of the final inspection certificate, and

•	the final 3% due upon the expiration of our warranty period.

Because our contracts often do not stipulate when our customers must conduct the relevant inspections, our customers may delay their payments. To the extent revenue recognized under a contract is not yet paid, it is recorded as an account receivable. From time to time, we sell a portion of our accounts receivable to third parties to meet our working capital needs. Installment intervals range from six months to three years and the amounts of individual payments have varied and may continue to vary in the future. As of December 31, 2006, we had in aggregate gross accounts receivable, including amounts not yet due pursuant to contractual terms, of RMB1,005.0 million (US$128.8 million). Of this total amount, RMB700.9 million (US$89.8 million), or 69.7%, had been outstanding for less than 12 months from the time the revenue was recognized, RMB231.3 million (US$29.7 million), or 23.0%, had been outstanding for 12 to 24 months from the time the revenue was recognized, RMB68.0 million (US$8.7 million), or 6.8%, had been outstanding for 24 to 36 months from the time the revenue was recognized, and RMB4.8 million (US$0.6 million), or 0.5%, had been outstanding for over 36 months from the time the revenue was recognized. Our net accounts receivable as of December 31, 2006 increased by 39.2% to RMB747.9 million (US$95.8 million) from our net accounts receivable of RMB537.3 million as of December 31, 2005 as a result of (i) an increased proportion of our annual revenues being generated in the third and fourth quarters of 2006, (ii) a 16.3% increase in our total revenues from 2005 to 2006, and (iii) reduced sales of our accounts receivable to receivable purchasing banks in 2006 as compared to 2005.

Our principal customers, such as the China Mobile group and the China Unicom group, may delay in paying their installments to us as they come due and, because of our limited bargaining leverage and our need to maintain an ongoing relationship with these principal customers, it is impracticable for us to obtain a significant improvement in their payment patterns. As of December 31, 2006, accounts receivable that became due under our contracts and remained unpaid amounted to RMB353.5 million (US$45.3 million), or 35.2%, of our gross accounts receivable of RMB1,005.0 million (US$128.8 million). Historically, we have made allowances for doubtful accounts representing 100% of our accounts receivable outstanding for more than 24 months from the date they became due under the relevant contract. As of December 31, 2006, this allowance amounted to RMB6.2 million (US$0.8 million). Apart from these doubtful accounts for which allowances are made, all of our remaining accounts receivable were outstanding for less than six months as of December 31, 2006 from the date they became due under the relevant contract. Our past allowance practice may change in the future, and our allowance may not be sufficient to cover defaults in our accounts receivable. You should refer to “Item 5. Operating and Financial Review and Prospects — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” in our annual report on Form 20-F for the fiscal year ended December 31, 2006 for further details on our revenue recognition policy and collection periods. Our liquidity and cash flows from operations will deteriorate if our accounts receivable cycles or collection periods continue to lengthen.

We historically recognized significantly lower revenues in the first quarter, which sometimes resulted in net losses in the first quarter, and our revenues may fluctuate significantly from quarter to quarter in the future, resulting in quarterly net losses

Our customers typically set their annual budgets at the beginning of each year. Once the annual budget is set, the customers will commence the bidding process for specific projects. As a wireless coverage equipment and service provider, we do not recognize revenues until installation is completed. Accordingly, the amount of revenues we recognize is typically lower during the earlier part of the year, especially the first quarter.

Our customers generally use the same team to manage different aspects of a project, including bidding, contracting and payment. Their work is performed in accordance with their internal annual and semi-annual project management process. As a result, our customers prefer to perform completion inspections and sign contracts for each batch of installed projects at the same time. We typically recognize higher levels of revenue during the second and third quarter than that of the first quarter, because more projects are installed and inspected, and for which completion certificates are issued, during the second and the third quarter. During the fourth quarter, especially in December, our principal customers, being public companies and influenced by their annual reporting obligations, usually perform completion inspection, issue completion certificate and sign contracts for a vast majority of our projects. Therefore, we typically recognize the highest level of revenue during the fourth quarter.

Despite the quarterly fluctuations experienced in revenue, our overall volume of contracts has increased, resulting in increasing costs associated with servicing these contracts. Fluctuations in quarterly revenue with expanding costs have resulted in net losses being incurred in certain quarters of the recent years, particularly in the first quarter. In 2004, 1.5%, 41.1%, 8.3% and 49.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB20.7 million and RMB7.7 million in the first and third quarters, respectively. In 2005, 1.2%, 24.3%, 21.8% and 52.7% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported net losses of RMB32.3 million in the first quarter. In 2006, 1.8%, 21.6%, 22.5% and 54.1% of our annual revenues were generated in the first, second, third and fourth quarters of that year, respectively, and we reported a net loss of RMB35.7 million in the first quarter. You should refer to “Item 5. Operating and Financial Review and

Prospectus — Key Factors Affecting Our Results of Operations — Revenue Recognition Policy and Accounts Receivable Cycle” and “— Significant Quarterly Fluctuations of Our Results of Operations” in our annual report on Form 20-F for the fiscal year ended December 31, 2006 for further details on our revenue fluctuation and other quarterly financial information. However, past quarterly results may not provide an accurate indication of future performance or fluctuation. Whether we continue to recognize the majority of our revenues in the fourth quarter will depend largely upon the timing of our customers’ project management processes. We anticipate that we will continue to experience significant fluctuations in revenues on a quarterly basis and may continue to experience net losses as a result, particularly in the first quarter.

We rely on bank financing, including bills payable and sale of receivables, to finance our operations; any expansion of our business will require further financing and will increase our financial leverage

We tend to recognize more revenues and collect payments primarily in the fourth quarter. In 2004, 2005 and 2006, 54.5%, 53.0% and 53.8%, respectively, of our total annual collections were made in the fourth quarter. This is because our customers prefer to pay for our completed projects toward the end of their budget year. However, we commence our production and arrange installation of products for a significant number of projects beginning in the second quarter of the year and typically complete and deliver a majority of our wireless coverage products during the third and fourth quarters. As a result, we tend to generate more cash flow from operating activities toward the end of the year and encounter increasing working capital needs during the middle part of the year, especially the third quarter. We are therefore highly dependent on bank financing, including issuing bills payable and selling accounts receivable, to fund our working capital requirements and maintain liquidity. Historically, we have relied on short-term bank loans to finance our working capital needs. As of December 31, 2006, we had an aggregate of RMB336.1 million (US$43.1 million) of bank loans outstanding and RMB78.6 million (US$10.1 million) in bills payable. As of December 31, 2006, interest rates on our short-term bank loans ranged from 4.9% to 7.0% and interest rates on our bills payable financing ranged from 2.4% to 4.4%. In 2005 and 2006, we sold an aggregate of RMB180.1 million and RMB117.7 million (US$15.1 million), respectively, of our accounts receivable to third party financial institutions. In addition, in May 2007, we borrowed RMB150.0 million in a long-term bank loan to fund construction of new facilities in Shenzhen. The loan bears interest at a floating rate which is currently 6.84% and is repayable in five annual installments from May 2009 to May 2013. We expect additional external financing required for further expanding our operations will increase our financial leverage. See “— Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity” below.

We may be unable to generate sufficient cash to pay the principal and interest due on our indebtedness. Our ability to service our debts will largely depend on our ability to collect accounts receivable from our customers and on our future operating performance. If we do not have sufficient available sources of liquidity to repay our outstanding indebtedness, we may have to refinance our obligations. However, financing or refinancing may not be available on terms acceptable to us or at all. If we encounter any difficulties in generating sufficient cash to pay our outstanding indebtedness or in securing financing or refinancing or receivable selling arrangements on terms satisfactory to us as and when required, our business and liquidity will be materially and adversely affected, and we will be unable to expand our business.

Our inability to access long-term working capital financing due to the current regulatory conditions in China has adversely affected, and could continue to have a negative impact on, our liquidity

As with most small- and medium-sized enterprises in China, it is difficult for us to enter into working capital financing arrangements with maturities longer than 12 months with lenders or from the capital markets. Under the current regulatory regime in China, commercial banks are required by the People’s Bank of China, the central bank in China, to strictly control the making of working capital loans to small- and medium-sized borrowers with maturities of longer than one year. We therefore finance our working capital needs through the issue of bills payable backed by, short-term borrowings from, and sale of accounts receivable to, various financial institutions. The rates of interest, duration, need for collateral, documentation and other key terms of these financing arrangements vary significantly and are generally less favorable than long-term financing or similar arrangements available in other jurisdictions. In addition, we may not be able to renew existing financing arrangements, and lenders may also have the ability to unilaterally withdraw or change the terms of our funding, either due to their own internal review process or as guided by national economic policies. See “— Risks Relating to Business Operations in China — Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services.” We therefore face a higher cost of funding than non-PRC and large-sized PRC companies and greater uncertainty as to the availability of financing, which in turn has adversely affected, and could continue to have a negative impact on, our liquidity.

If the wireless communication sector in China does not maintain its current pace of growth, or the PRC government does not issue 3G licenses in the near future, the profitability and future prospects of our business and our liquidity could be materially and adversely affected

We generate almost all of our revenues from the provision of wireless coverage products and services to telecommunication operators in China. Our future success depends on the continued growth of the PRC wireless communication industry. Any slowdown in the development of the wireless communication industry in China or reduction in our customers’ expenditures on wireless coverage products and services may reduce market demand for our products and services. Alternatively, if the PRC government or other relevant regulatory authorities fail to allow construction of new wireless communication networks, or decide to terminate, delay or suspend construction or extension of new or existing wireless communication networks, the profitability and future prospects for our business could be materially and adversely affected.

The third generation wireless communication, or 3G, network deployment will require significant capital investment by PRC telecommunication operators, including investments in wireless coverage products and services, RF parts and components and wireless communication systems. Therefore, we believe that issuance of 3G licenses will in general have a positive impact on the growth of our business. The Minister of the Ministry of Information Industry in China, or MII, mentioned at the national information industry conference in December 2006 that “the conditions for the development of China’s 3G mobile communication are more or less mature, and we will continue our efforts to improve the results of large-scale TD-SCDMA application trials 2007.” In the absence of an official guidance from the PRC government on the timing of the issuance of 3G licenses, the expected return on our investments in 3G technology is uncertain. Continued delay in the issuance of 3G licenses will negatively impact our business growth and liquidity.

We may fail to offer products that meet industry standards or our customers’ specific requirements, and as a result we may lose customers or orders or incur significant warranty or other costs, and our revenue growth may be materially and adversely affected

The development of our products is based upon a complex technology, and requires significant time and expertise in order to meet industry standards and customers’ specifications. Our customers also have their own sets of standards and criteria relating to their requirements for wireless coverage or base station RF products, including standards and criteria issued by the relevant governmental authorities. We must satisfy these standards and criteria in order to be eligible to supply our products and services to those customers. If we are unable to continue to meet these standards and criteria, we may become ineligible to provide our products and services that have in the past generated most of our revenues and profitability. For example, in 2003, because of a miscommunication with a China Unicom group’s local affiliate with respect to its bidding requirements, we failed to tailor our wireless coverage products to the required specifications of its base stations. As a result, we lost a RMB6.4 million bid. Furthermore, quality and performance problems could damage our reputation and our relationships with existing and prospective customers and could have a material and adverse effect on our revenue growth.

We customarily provide our customers with one to three years of warranty protection, under which we agree to repair or replace defectively installed wireless coverage products at no additional cost to our customers. Our contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor do we typically cap the amounts our customers may recover for damages. In addition, we do not currently maintain any insurance for product liability or warranty claims. The failure of our installed projects to operate properly and the potential damage from malfunction of our products could give rise to substantial liabilities under our warranties and otherwise.

Our research and development efforts may not lead to successful development of commercially viable or acceptable products, which could cause a decline in customer use of our products

The markets in which we compete are characterized by:

•	rapidly changing technology;

•	evolving industry standards and transmission protocols;

•	frequent improvements in products and services; and

•	fierce competition from well-funded and technologically advanced companies.

To succeed, we must continually improve our current products and develop and introduce new or enhanced products that adequately address the requirements of our customers and are competitive in terms of functionality, performance, quality and price. We expend considerable efforts in the development of new and enhanced RF technology and in its commercial applications, including the development of 3G products and base station RF components. However, our research and development efforts may not lead to any new or enhanced products or generate sufficient market share to justify commercialization. For example, 3G is a new and evolving technology. Our research and development efforts may not yield RF wireless coverage products that are readily deployable in 3G networks, and our customers may not be satisfied with the performance of our 3G coverage products. Under those circumstances, we will not be able to recoup our research and development costs and expenses, we may not be able to serve our customers’ 3G needs, and customers may refuse to purchase our products.

Gross profit margins for our products and services vary substantially and any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations

Gross profit margins for our products and services vary substantially. Although the gross profit margin for our wireless coverage products and services has been on average higher than the gross profit margin of our RF parts and components, our wireless coverage products and services have been subject to downward pricing pressure over their life cycles. In addition, the gross profit margin of our products has fluctuated significantly from year to year. For example, the gross profit margin of our wireless coverage products was 48.0% in 2006, compared to 54.9% in 2005 and 59.6% in 2004. Further, due to the rapidly changing technology and evolving industry standards and transmission protocols or changes in the procurement policies of our major customers, our historical gross profit margin is not an accurate measure for estimating our future gross profit margins. Any deterioration in the gross profit margin for our principal products and services will have a material and adverse effect on our results of operations.

Our industry is highly competitive and our inability to compete effectively would hurt our current business and future growth potential

Our industry is extremely competitive and is characterized by rapid technological advancement, frequent development of new products, evolving industry standards and a downward pricing trend over the life cycle of a product. According to Infosage Analysis, there were more than 70 companies providing wireless coverage products and services in China as of December 31, 2006 and the top three providers in China in this business, including our company, accounted in aggregate for approximately 50% of the total market share in 2006. We compete on the following principal bases:

•	research and development capability;

•	product quality;

•	scope and flexibility of product offering;

•	after-sale service capability;

•	pricing; and

•	relationships with wireless operators at the local level.

In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication and Powerwave Technologies, Inc., who are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace and may in the future affect our profit margins. If we fail to compete effectively in the future, our current business and future growth potential would be adversely affected.

We have limited experience in operating outside mainland China, and failure to achieve our overseas expansion strategy may have an adverse effect on our business growth in the future

Our future growth depends, to a considerable extent, on our ability to expand our customer base in both the domestic and overseas markets. We are currently exploring new business opportunities outside mainland China for our wireless coverage products and services. We have set up local sales offices in some Southeast Asian countries, such as the Philippines and Indonesia, to explore market opportunities for our wireless coverage products. However, we have limited experience in operating outside mainland China or with foreign regulatory environments and market practices, and we may not be able to penetrate any overseas market. In connection with our initial efforts to expand overseas, we have encountered many obstacles, including cultural and linguistic differences, difficulties in keeping abreast of market, business and technical developments in foreign jurisdictions, and political and social disturbances. For example, our products and services sold in China are tailored to the specifications of our domestic operators and their wireless systems and are not readily deployable overseas. To meet the requirements of our potential overseas customers, we have to adjust some of our technical parameters such as transmission frequencies and make other modifications. In addition, recent political instability in some Southeast Asian countries has hindered our expansion efforts into those wireless coverage markets. Failure in the development of overseas markets may have an adverse effect on our business growth in the future.

We rely on key managerial and technical personnel and failure to attract or retain such personnel may compromise our ability to develop new products and to effectively carry on our research and development and other efforts

Our future growth and success depend largely on the efforts and abilities of our senior management and senior technical staff, particularly Mr. Yingjie Gao, our chairman and chief executive officer, Professor Kunjie Zhuang, our director and chief technology officer, and our other senior technicians and engineers. We have entered into employment agreements with these individuals. These employment agreements have an initial term of three years, subject to the right of termination under specified circumstances, such as a material breach of their contractual obligations. If we lose the services of Mr. Gao, Professor Zhuang or any other senior technicians or engineers, our operations will be materially and adversely affected. We also believe that our future success will depend in large part upon our ability to attract and retain senior, experienced and highly qualified scientific and technical personnel.

The wireless coverage industry is characterized by a high level of employee mobility. Competition in China for experienced RF technology experts is intense. In 2004, 2005 and 2006, our employee turnover rate was 14.0%, 17.7% and 24.6%, respectively, as determined by dividing the number of our employees departing during the year over the total number of employees at the end of the year. There are few senior-level research and development or technical personnel available for hire as the costs of hiring and retaining such individuals are high, and such personnel may not remain with us once hired. If we are unable to successfully attract or retain senior-level research and development employees, our ability to develop new technologies and products and to effectively conduct our operations could be compromised and our ability to carry on our research and development and other efforts could be materially and adversely affected.

We rely on third parties to carry out the initial installation of our wireless coverage products, are liable for the failure or inadequacy of their services, and are vulnerable to the loss and unavailability of their services

We rely on independent third party contractors to carry out the initial installation of our wireless coverage products, which include affixing the products to the customers’ physical structure and interconnection of the products under the supervision of engineers from our technical support team. We outsource substantially all of our initial installation work to independent third party contractors located across China. Under our contracts, we are responsible to our customers not only for the quality of our wireless coverage products but also for the quality of the installation service. We therefore effectively take the credit and workmanship risks of these independent contractors. To the extent our independent contractors fail to install our products properly, we will be liable to cure the defects. We usually contract our initial installation work to those contractors located near the project sites for cost efficiency reasons. If any of the local contractors becomes unavailable and we are not able to find any suitable replacement, we will be forced to use contractors located farther away from the project sites. This is likely to delay our projects or increase our project costs. It is also possible that we may not be able to find suitable replacements at all to complete our project installations on schedule. In each case, our business would be harmed, and our reputation would be adversely affected if we fail to find the appropriate third party contractors to carry out the initial installation.

We may lose our competitive advantage and our operations may suffer if we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property

Our ability to compete successfully and to achieve future revenue growth will depend, in significant part, on our ability to protect our proprietary technology and operate without infringing upon the intellectual property rights of others. The legal regime in China for the protection of intellectual property rights is still at its early stage of development. Intellectual property protection became a national effort in China in 1979 when China adopted its first statute on the protection of trademarks. Since then, China has adopted its Patent Law, Trademark Law and Copyright Law and promulgated related regulations such as Regulation on Computer Software Protection, Regulation on the Protection of Layout Designs of Integrated Circuits and Regulation on Internet Domain Names. China has also acceded to various international treaties and conventions in this area, such as the Paris Convention for the Protection of Industrial Property, Patent Cooperation Treaty, Madrid Agreement and its Protocol Concerning the International Registration of Marks. In addition, when China became a party to the World Trade Organization in 2001, China amended many of its laws and regulations to comply with the Agreement on Trade-Related Aspects of Intellectual Property Rights. Despite many laws and regulations promulgated and other efforts made by China over the years with a view to tightening up its regulation and protection of intellectual property rights, private parties may not enjoy intellectual property rights in China to the same extent as they would in many Western countries, including the United States, and enforcement of such laws and regulations in China have not achieved the levels reached in those countries. Both the administrative agencies and the court system in China are not well-equipped to deal with violations or handle the nuances and complexities between compliant technological innovation and non-compliant infringement.

We rely on trade secrets and registered patents and trademarks to protect our intellectual property. We have also entered into confidentiality agreements with our management and employees relating to our confidential proprietary information. However, the protection of our intellectual properties may be compromised as a result of:

•	departure of any of our management members or employees in possession of our confidential proprietary information;

•	reach by such departing management member or employee of his or her confidentiality and non-disclosure undertaking to us;

•	expiration of the protection period of our registered patents or trademarks;

•	infringement by others of our proprietary technology and intellectual property rights; or

•	refusal by relevant regulatory authorities to approve our patent or trademark applications.

Any of these events or occurrences may have a material adverse effect on our operations. The measures that we have put into place to protect our intellectual property rights may not be sufficient. As the number of patents, trademarks, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights and the functionality of the products in the market further overlap, we believe that business entities in our industry may face more frequent infringement claims. Litigation to enforce our intellectual property rights could result in substantial costs and may not be successful. If we are not able to successfully defend our intellectual property rights, we might lose rights to technology that we need to conduct and develop our business. This may seriously harm our business, operating results and financial condition, and enable our competitors to use our intellectual property to compete against us.

Furthermore, if third parties claim that our products infringe their patents or other intellectual property rights, we might be required to devote substantial resources to defending against such claims. If we are unsuccessful in defending against such infringement claims, we may be required to pay damages, modify our products or suspend the production and sale of such products. We may not be able to modify our products on commercially reasonable terms.

Our profitability may be materially and adversely affected if we lose certain government tax concessions under current PRC tax law or due to the implementation of a new PRC tax law effective from 2008.

Shenzhen GrenTech Co., Ltd., or Shenzhen GrenTech, is our principal operating subsidiary in China. Shenzhen GrenTech and one of our indirect majority-owned subsidiaries, Shenzhen Lingxian Technology Co., Ltd., or Shenzhen Lingxian, were recognized by Shenzhen municipal tax authorities as newly established production-oriented enterprises in 2000 and 2002, respectively. According to the relevant September 1988 regulation issued by the Shenzhen municipal government, such status and accompanying tax concessions are granted to all newly established enterprises in Shenzhen engaged in industrial, agricultural, transportation and other production-oriented businesses that have an expected corporate existence of over 10 years. These enterprises are exempt from 100% of their corporate income tax for each of the first and second profitable years and 50% of their corporate income tax for each of the following three years. In addition, advanced technology enterprises recognized by the Shenzhen municipal government may continue to enjoy a 50% reduction in their corporate income tax for a further three years. As newly established production-oriented enterprises, both Shenzhen GrenTech and Shenzhen Lingxian were exempt from PRC corporate income tax for the first two profitable years from January 1, 2001 to December 31, 2002 for Shenzhen GrenTech and from January 1, 2002 to December 31, 2003 for Shenzhen Lingxian. The companies were subject to a reduced tax rate of 7.5% for the three financial years from January 1, 2003 to December 31, 2005 for Shenzhen GrenTech and from January 1, 2004 to December 31, 2006 for Shenzhen Lingxian. Because Shenzhen GrenTech was recognized by Shenzhen municipal government as an advanced technology enterprise in December 2004, Shenzhen GrenTech applied for and was granted on December 13, 2005 an extension of its 50% relief from income tax for an additional three-year period commencing from January 1, 2006 and ending on December 31, 2008. Shenzhen Lingxian has been recognized as an advanced technology enterprise by the Shenzhen municipal government. Shenzhen Lingxian is currently applying for an extension of a 50% relief from its income tax rate for the three years from January 1, 2007 to December 31, 2009.

Although we have the right to apply for advanced technology enterprise recognition and extension of our tax exemption, there is no assurance that Shenzhen Lingxian will receive such extension in due course, or that any of the current tax exemptions that we enjoy will be extended upon their expiration. Without extension of the tax relief period, Shenzhen Lingxian will be subject to the corporate income tax rate generally applicable to enterprises established in the Shenzhen Special Economic Zone.

On March 16, 2007, the National People’s Congress of the PRC promulgated a new tax law, the Enterprise Income Tax Law, which will take effect as of January 1, 2008. In accordance with the enterprise income tax law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises and an income tax rate of 15% will be provided to advanced technology enterprises recognized by the government authorities. The new law also provides for transitional measures for enterprises established prior to the promulgation of the new law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the new law and until their preferential treatment expire. The preferential treatment period of enterprises which have not enjoyed any preferential treatments for the reason of not having made any profits, however, shall be deemed as starting from the implementation of the new law. Given that the new law has been promulgated only recently, its implementation has yet to be further clarified in practice. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays we enjoy.

In addition, under the Enterprise Income Tax Law, enterprises established under the laws of foreign jurisdictions but whose “de facto management body” is located in the PRC are treated as resident enterprises for PRC tax purposes. It is currently unclear in which situations a foreign enterprise’s “de facto management body” will be deemed located in the PRC. Substantially most of our and our wholly-owned subsidiary Grentech (BVI) Limited’s management is currently located in the PRC, and is likely to remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for tax purposes, we will be subject to PRC tax on our worldwide income, including any dividend income we receive from our PRC subsidiaries, at the uniform tax rate of 25%. In addition, although the new tax law provides that dividend income between “qualified resident enterprises” is exempted income, it is not clear what is considered a “qualified resident enterprise.” Furthermore, although the new tax law provides that any dividends payable by a resident enterprise to the foreign enterprise investor which established the resident enterprise in the PRC may be exempted income, it is currently unclear whether we will qualify for such exemption if we are not treated as a resident enterprise for tax purposes. If we are required under the new tax law to pay income tax for any dividends we receive from our subsidiaries, it will reduce the funds we have available to pay dividends to our shareholders and ADS holders.

If our customers increasingly provide their own equipment or accessories instead of ordering them from us, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected

Our wireless coverage products often include, among other things, various accessories such as cables and antennas for installation. In 2004, 2005 and 2006, accessories included as a part of our product sales accounted for approximately 29.8%, 26.4% and 33.9% of our revenues, respectively. In 2003, some of our customers began to procure accessories on their own and exclude accessories from our wireless coverage products. This practice effectively reduced our revenues. We lost revenues from sale of accessories from our wireless coverage products in 2004, 2005 and 2006 by RMB24.4 million, RMB20.4 million and RMB20.0 million, or 4.3%, 2.8% and 2.4% of our revenues, respectively. If customers continue to choose to procure their own accessories, our ability to generate revenues to sustain our business or support our growth may be materially and adversely affected. Similarly, the new procurement policy adopted by China Mobile during the fourth quarter of 2006 may result in lower revenues for us from certain product offerings. For more details, see “Risk Factors — Risks Relating to Our Company — Changes in the procurement policies by our major customers may adversely affect our profit margin on our wireless coverage products.”

If our idle or insufficient production capacity significantly increases during any particular period, our results of operations for that period may be materially and adversely affected

We plan the utilization of our production capacity primarily based on our projected orders from our customers. We cannot guarantee the accuracy of our internal projections for demands of our products and the effectiveness of our planning for production capacity utilization. For example, we currently have 16 assembly lines in Shenzhen with a monthly production capacity of 2,400 sets of wireless coverage products and 15,000 sets of RF parts and components for base stations. We also have six assembly lines in Quanzhou with a monthly production capacity of 18,000 sets of RF parts and components. Our actual average monthly production at the Shenzhen facility in 2006 amounted to approximately 2049 sets of wireless coverage products and 10,000 sets of RF parts and components for base stations; and our actual average monthly production at the Quanzhou facility in 2006 amounted to approximately 10,700 sets of RF parts and components. It costs approximately RMB1.3 million (US$0.2 million) to add or remove an assembly line for wireless coverage products, and approximately RMB4.3 million (US$0.6 million) to add or remove an assembly line for RF parts and components. Therefore, if our projections are inaccurate, there may be periods when we will have idle or insufficient production capacity for all or some types of our products. For example, demands for our base station RF parts and components exceeded our projections in 2006. We were limited by our production capacity and unable to fill all orders. Any significant increase in our idle or insufficient production capacity during any particular period may materially and adversely affect our results of operations for that period.

Our operations may be adversely affected by shortages of raw materials and the volatility in the prices of raw materials.

We purchase raw materials such as various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. In order to meet our production delivery schedules, we must obtain sufficient quantities of high quality raw materials in a timely manner. As such, we do not enter into long-term contracts with our suppliers of raw materials. As a result, our operations are vulnerable to changes in the supply and prices of raw materials. For example, in the third quarter of 2006, the cost of coaxial cables rose as a result of increases in copper prices, which in turn led to a reduction of 1.6% in the gross profit margin of our products incorporating coaxial cables.

We may not be able to obtain sufficient quantities of raw materials in the future and our operations may be adversely affected by increases in prices of raw materials.

If we fail to acquire raw materials on time or on acceptable terms and consequently fail to fill our customers’ orders in a timely and cost-effective manner, our business operations may be materially and adversely affected

We rely on third-party suppliers for our raw materials. Although we purchased raw materials from over 460 suppliers in 2006, our ten largest suppliers in 2006 supplied approximately 32.9% of our orders for raw materials. If any of our major suppliers fails to deliver our required raw materials in time for our production, and we are unable to find the required raw materials from other suppliers in a timely manner and on acceptable terms, there will be a delay in our provision of products and services to our customers. Such delays would damage our relationship with our customers and may materially and adversely affect our business operations.

We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition

We currently do not maintain any product liability insurance for our products and services, nor do we carry any business interruption insurance, third-party liability insurance for personal injuries, or environmental damage insurance for environmental emissions or accidents on our properties or relating to our operations. There could be product liability claims against us in relation to our RF products. Furthermore, we may experience major accidents in the course of our operations, which may cause significant property damage and personal injuries. The occurrence of any such accidents and their consequential losses may not be adequately covered, or at all, by our insurance policies. Losses incurred, or payments we may be required to make, may have a material and adverse effect on our financial condition.

The interest of our principal shareholders may differ from your interest and their vote may disadvantage our minority shareholders

Since the completion of our initial public offering in March 2006, several of our current principal shareholders continue to be our largest shareholders with the following equity interests in our company:

•	Guoren Industrial with 24.0%;

•	Heng Xing Yue Investments Limited, or HXY Investments, with 18.3%; and

•	Drag Investments with 10.3%.

In addition, two of our principal shareholders, Mr. Gao and Professor Zhuang, who beneficially own 24.0% and 10.3%, respectively, of our company, are our chairman and chief executive officer, and our director and chief technology officer, respectively. They are able to exercise substantial influence over our business by voting at shareholders’ meetings or board meetings on matters of significance, such as:

•	composition of our board of directors;

•	selection of our senior management;

•	amount and timing of dividends and other distributions;

•	our overall strategic and investment decisions;

•	issuance of securities and adjustment to our capital structure;

•	amendment to our memorandum and articles of association; and

•	other corporate actions requiring approval of our shareholders, including election and removal of directors, merger, consolidation or sale of our assets, or any other change of control event that may benefit our other shareholders generally.

The interest of any of these principal shareholders may differ from your interest. There is no assurance that any of these principal shareholders will vote in a way that benefits you. If circumstances arise in which the interest of any of these principal shareholders conflicts with the interest of other holders of our shares or ADSs, minority shareholders could be disadvantaged.

The major shareholder of one of our consolidated PRC subsidiaries has a veto right on some matters under PRC law and may vote his shares or exercise his veto right in a manner adverse to our interests

Professor Zhuang, our director and chief technology officer, together with his son, is a 20%-shareholder of one of our consolidated PRC subsidiaries, Quanzhou Lake Microwave Co., Ltd., or Lake Microwave. Conflicts of interests between his duties to, and interest in, our company and our consolidated subsidiaries may arise. When any conflict of interest arises, Professor Zhuang may not act completely in our interest, and any conflict of interest may not be resolved in our favor. Also, under PRC law, minority shareholders of foreign-invested joint ventures, such as Lake Microwave, have veto power on certain issues such as share transfer, capital increase and amendment to their articles of association. Professor Zhuang could exercise his influence over Lake Microwave in a manner that may conflict with our interests, and he could vote his shares or exercise his veto right in a manner adverse to our interests.

Our primary source of funds for dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders is negatively affected by those restrictions and uncertainties

We are a holding company established in the Cayman Islands and conduct our core business operations through our principal operating subsidiary, Shenzhen GrenTech, in China. As a result, our profits available for distribution to our shareholders are dependent on the profits available for distribution from Shenzhen GrenTech and its subsidiaries. If Shenzhen GrenTech or its subsidiaries incur debt on their own behalf, the debt instruments may restrict their ability to pay dividends or make other distributions, which in turn would limit our ability to pay dividends on our shares and ADSs. Under current PRC law, because we are incorporated in the Cayman Islands, our PRC subsidiary, Shenzhen GrenTech, is regarded as a wholly foreign-owned enterprise in China. Although dividends paid by foreign invested enterprises, such as wholly foreign-owned enterprises and sino-foreign joint ventures, are currently not subject to any PRC corporate withholding tax, PRC law permits payment of dividends only out of net income as determined in accordance with PRC accounting standards and regulations. In addition, under the new PRC enterprise tax income law which will take effect on January 1, 2008, dividends from our subsidiaries located in the PRC may be subject to a 20% income tax by way of withholding. See “— Our profitability may be materially and adversely affected if we lose certain government tax concessions under current PRC tax law or due to the implementation of a new PRC tax law effective from 2008.” Determination of net income under PRC accounting standards and regulations may differ from determination under U.S. GAAP in significant aspects, such as the use of different principles for recognition of revenues and expenses. In addition, if any undistributed profits of our PRC subsidiary, Shenzhen GrenTech, are used to increase its registered capital so that our equity interests in our PRC subsidiary are increased, approval of the PRC government is required. Under PRC law, Shenzhen GrenTech, a wholly foreign-owned enterprise, is required to set aside a portion of its net income each year to fund designated statutory reserve funds. These reserves are not distributable as cash dividends. As a result, our primary internal source of funds for dividend payments from Shenzhen GrenTech is subject to these and other legal and contractual restrictions and uncertainties, which in turn may limit or impair our ability to pay dividends to our shareholders. Moreover, any transfer of funds from us to Shenzhen GrenTech, either as a shareholder loan or as an increase in registered capital, is subject to registration with or approval by PRC governmental authorities. These limitations on the flow of funds between us and Shenzhen GrenTech could restrict our ability to act in response to changing market conditions.

Some of our production and research and development facilities and offices are situated on properties under short-term leases or with defective titles and our operating costs may increase if we are not able to renew the existing leases or if such leases can only be renewed on less favorable terms

The production and research and development facilities of Shenzhen GrenTech and Shenzhen Lingxian are currently situated on properties leased from independent third parties. They occupy an aggregate gross floor area of approximately 5,713.5 square meters. Our leases for these facilities range from one to two years in original lease terms and are due to expire between July 2007 and February 2008. Our total rental payment for these leased properties in 2006 was approximately RMB6.3 million (US$0.8 million).

We are in the process of constructing our new research and production facilities in Shenzhen High Technology Industrial Park, which is expected to be completed by December 2007 or shortly thereafter. Upon completion of the construction, we expect to relocate our existing facilities from the leased premises to Shenzhen High Technology Industrial Park. Even though the construction of our new facilities in Shenzhen High Technology Industrial Park is on schedule, we may experience construction delays, in which case we will need to renew our leases with short notice. The leases may not be renewed on terms and conditions that are acceptable to us. If these leases cannot be renewed, we will have to find other appropriate premises. Although our equipment and machinery may be relocated without undue financial difficulties, such relocation may disrupt our current operations or otherwise have an adverse effect on our financial condition. Alternatively, if the existing leases can only be renewed on less favorable terms, our operating costs will increase and thus our results of operations could be adversely affected.

For some of the properties leased by us for office use, we are unable to ascertain whether or not their respective landlords have valid title to them or legal rights to lease them. If the relevant leases become invalid for any reason and we have to relocate to other office premises, we may incur additional costs and expenses and experience business disruptions as a result.

Investor confidence and the market price of our ADSs may be adversely impacted if we or our independent registered public accountants are unable to attest to the adequacy of the internal controls over our financial reporting as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002

We are subject to the reporting requirements of the U.S. Securities and Exchange Commission, or the SEC. The SEC, as directed by Section 404 of the U.S. Sarbanes-Oxley Act of 2002, adopted rules requiring public companies such as ourselves to include a report of management on their internal control structure and procedures for financial reporting in their annual reports on Form 10-K or Form 20-F, as the case may be, that contain an assessment by management of the effectiveness of their internal controls over financial reporting. In addition, independent registered public accountants of these public companies must report on the effectiveness of their internal controls over financial reporting. Our management will be required to include such a report and assessment beginning with our annual report on Form 20-F for the year ending December 31, 2007 and our independent registered public accountants will be required to issue its report beginning with our annual report on Form 20-F for the year ending December 31, 2008. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if our independent registered public accountants were to conclude that our internal control structure and procedures or the level at which our internal controls are documented, designed, operated or reviewed are deficient, they may decline to attest to the effectiveness of our internal controls over financial reporting or may issue a report that is qualified. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our ADSs.

Risks Relating to Our Industry

Our business might become subject to new regulatory restrictions, which may restrict the way in which we conduct our business and subject us to severe penalties, and we may be materially and adversely affected by any change in the composition of the primary telecommunication operators in China

We are subject to regulation by PRC law with respect to the products we manufacture and sell in China. We must obtain regulatory approvals from the national and local government authorities before we may manufacture and sell our products. MII is the primary central government agency responsible for regulating the PRC wireless communication industry and has broad discretion and authority to regulate our industry in China. Introduction of any new transmission protocol will require the approval of MII and other regulatory bodies. MII has adopted, and may adopt in the future, regulations that impose stringent standards on the wireless communication industry in China, with which we must comply. New regulations or readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell our products or services. Our failure to comply with these regulations may subject us to various penalties, including fines and suspension or discontinuation of our operations. Therefore, enactment by the PRC government of new laws or regulations or a change in the interpretation of existing laws or regulations may also materially and adversely affect our business.

The PRC government has considerable control over the structure and overall development of the telecommunication industry in China. It also maintains substantial ownership in all major telecommunication operators in China. Prior to 1994, PRC government-controlled entities held a monopoly over the telecommunication networks across China. In order to introduce competition into the telecommunication industry, the PRC government in 1994 separated China’s telecommunication business into four independent sectors: fixed-line, wireless, satellite and paging. In 2002, the PRC government further separated the then China Telecom group into two companies along geographical boundaries, with the portion in southern China as the current China Telecom group and the northern portion as the current China Netcom group. In early 2005, the PRC government decided to swap some of the senior management members among China’s largest telecommunication operators. In mid-2005, there was speculation among industry analysts, as well as comments by some senior officers of China’s largest telecommunication operators, regarding a potential restructuring of the PRC wireless communication industry in advance of the issuance of 3G licenses. According to some commentators, the PRC government believes that there are too many national wireless operators to receive 3G licenses. If these market speculations prove to be true and the PRC government reorganizes, splits or merges one or more of China’s main telecommunication operators, including our two principal group customers, the China Unicom group and the China Mobile group, such restructuring could disrupt our existing relationship with our current customers and result in changes in supplier and sourcing policies of these companies, all of which have been critical to our business growth and profitability.

Risks Relating to Business Operations in China

Changes in China’s political and economic policies and conditions could cause a substantial decline in the demand for our products and services

Historically, we derived almost all of our revenues from a single market, mainland China. We anticipate that mainland China will continue to be our primary production and sales base in the near future and currently almost all of our assets are located in China and all of our services are performed in China. While the PRC government has pursued economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a large part of the PRC economy is still being operated under varying degrees of control by the PRC government. By imposing industrial policies and other economic measures, such as restrictions on lending to certain sectors of the economy, control of foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. For example, the PRC government has in the past implemented a number of measures intended to slow down certain segments of the PRC economy that the government believed to be overheating, including placing additional limitation on the ability of commercial banks to make loans by raising bank reserve-against-deposit rates. Our operating results may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

Changes in foreign exchange regulation in China may affect our ability to pay dividends in foreign currencies

We currently receive all of our operating revenues in Renminbi. Currently, Renminbi is not a freely convertible currency and the restrictions on currency exchanges in China may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividends or other payments in U.S. dollars. The PRC government strictly regulates conversion of Renminbi into foreign currencies. Over the years, the PRC government has significantly reduced its control over routine foreign exchange transactions under current accounts, including trade- and service-related foreign exchange transactions, foreign debt service and payment of dividends. In accordance with the existing foreign exchange regulations in China, our PRC subsidiary, Shenzhen GrenTech, is able to pay dividends in foreign currencies, without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. The PRC government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi-denominated earnings into foreign currencies. If this occurs, our PRC subsidiary may not be able to pay us dividends in foreign currency without prior approval from SAFE. In addition, conversion of Renminbi for most capital account items, including direct investments, is still subject to government approval in China and companies are required to open and maintain separate foreign exchange accounts for capital account items. This restriction may limit our ability to invest earnings of Shenzhen GrenTech.

Fluctuation in the value of Renminbi could adversely affect the value of, and dividends payable on, our shares and ADSs in foreign currency terms

The value of Renminbi is subject to changes in PRC government policies and depends to a large extent on China’s domestic and international economic, financial and political developments, as well as the currency’s supply and demand in the local market. For over a decade from 1994, the conversion of Renminbi into foreign currencies, including the U.S. dollar, was based on exchange rates set and published daily by the People’s Bank of China, the PRC central bank, based on the previous day’s interbank foreign exchange market rates in China and exchange rates on the world financial markets. The official exchange rate for the conversion of Renminbi into U.S. dollars remained stable until Renminbi was revalued in July 2005 and allowed to fluctuate by reference to a basket of foreign currencies, including the U.S. dollar. Under the new policy, Renminbi is permitted to fluctuate within a band against a basket of foreign currencies. As a result, as of July 25, 2007, the Renminbi has appreciated approximately 6.7% against the U.S. dollar since July 2005. There remains significant international pressure on the PRC government to adopt a substantially more liberalized currency policy, which could result in a further and more significant appreciation in the value of Renminbi against the U.S. dollar. Further revaluations of Renminbi against the U.S. dollar may also occur. Since our income and profits are denominated in Renminbi, any appreciation of Renminbi would increase the value of, and any dividends payable on, our shares and ADSs in foreign currency terms. Conversely, any depreciation of Renminbi would decrease the value of, and any dividends payable on, our shares and ADSs in foreign currency terms.

The uncertain legal environment in China could limit the legal protections available to you

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Our PRC subsidiary, Shenzhen GrenTech, is a wholly foreign-owned enterprise and is subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes of existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you. For example, it is not clear if a PRC court would enforce in China a foreign court decision brought by you against us in shareholders’ derivative actions.

Moreover, the enforceability of contracts in China, especially with governmental entities, is relatively uncertain. If counterparties repudiated our contracts or defaulted on their obligations, we might not have adequate remedies. Such uncertainties or inability to enforce our contracts could materially and adversely affect our revenues and earnings.

Outbreak of SARS or other epidemics could materially and adversely affect our overall operations and results of operations

From March to July 2003, mainland China, Hong Kong, Singapore, Taiwan and some other areas in Asia experienced an outbreak of a new and contagious form of atypical pneumonia known as severe acute respiratory syndrome, or SARS. Our operating results for 2003 were adversely affected by this outbreak. A recurrent outbreak, or an outbreak of a similarly contagious disease, such as the avian flu, could potentially disrupt our operations to the extent that any one of our employees is suspected of having the infection or that any of our facilities is identified as a possible source of spreading the virus or disease. We may be required to quarantine employees who are suspected of having an infection. We may also be required to disinfect our facilities and therefore suffer a suspension of production of indefinite duration. Any quarantine or suspension of production at any of our facilities will adversely affect our overall operations. In addition, any such outbreak will likely restrict the level of economic activities in the affected areas, which could materially and adversely affect our business and results of operations.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and adversely affect our business and prospects

In October 2005, SAFE issued a circular concerning foreign exchange regulations on investments by PRC residents in China through special purpose companies incorporated overseas. The circular states that, if PRC residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, such PRC residents must register with local SAFE branches with respect to their overseas investments in offshore companies and must also file amendments to their registrations if their offshore companies experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations. Our shareholders have completed the relevant SAFE registration procedures as currently required.

As it is uncertain how SAFE will interpret or implement its circular, we cannot predict how this circular and other SAFE circulars will affect our business operations or future strategies. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our business and prospects.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78,” or “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 are burdensome and time consuming.

Although we have not made any equity compensation grants under our share option scheme which was adopted by our board of directors and approved by our shareholders in August 2005, future participants of this share option scheme or any other equity compensation plan we may adopt who are PRC citizens may be required to register with SAFE. Circular 78 has not yet been made publicly available nor formally promulgated by SAFE, however, it is our understanding that SAFE has begun enforcing its provisions, although we cannot predict whether it will continue to enforce it or adopt additional or different requirements with respect to equity compensation plans. If it is determined that any of our equity compensation plans is subject to Circular 78, failure to comply with such provisions may subject us and participants of our share option scheme who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our business operations may be adversely affected.

Risks Relating to This Offering

The market price of our ADSs is volatile

The market price for our ADSs is highly volatile and subject to wide fluctuations in response to factors such as:

•	variations in our operating results;

•	announcements of new products or services by us or our competitors;

•	technological breakthrough by us or our competitors;

•	news regarding gain or loss of customers by us or our competitors;

•	news regarding gain or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisition or strategic alliances in our industry;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	operating and stock price performance of comparable companies;

•	potential litigation;

•	general market conditions or other developments affecting us or our industry; and

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control.

You should note that the stock prices of many companies in the technology sector have experienced wide fluctuations. Such wide market fluctuations may adversely affect the market price of our ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may not be able to pay any dividends on our ordinary shares and ADSs

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they become due in the ordinary course of business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits.

We can give no assurance that we will declare dividends of any amounts, at any rate or at all in the future. Our historical dividend payments are not indicative of the amount of dividends payable in the future and should not be used as a reference or basis to determine the amount of dividends payable in the future. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to “Dividend Policy” in Item 8 of our most recent report on Form 20-F, incorporated wherein by reference, for additional information of our current dividend policy and the risk factor entitled “— Our primary source of funds of dividend and other distributions from our operating subsidiary in China is subject to various legal and contractual restrictions and uncertainties, and our ability to pay dividends or make other distributions to our shareholders are negatively affected by those restrictions and uncertainties” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws effective from 2008

On March 16, 2007, the National People’s Congress of the PRC promulgated a new tax law, the Enterprise Income Tax Law, which will take effect as of January 1, 2008. Under the Enterprise Income Tax Law, dividends payable to foreign investors which are “derived from sources within the PRC” may be subject to income tax at the rate of 20% by way of withholding. What will constitute “sources within the PRC,” however, is unclear since no rules or guidance concerning the new tax law has been issued yet. Since we are a holding company and substantially all of our income will come from dividends that we receive from our subsidiaries, which are primarily located in the PRC, via our wholly-owned subsidiary, Grentech (BVI) Limited, dividends that we declare from such income may be deemed “derived from sources within the PRC” for purposes of the Enterprise Income Tax Law and therefore subject to a 20% withholding tax. While the Enterprise Income Tax Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADS holders, the value of your investment in our ADSs may be materially and adversely affected.

Gains on sales of our shares or ADSs may become subject to PRC income taxes

Under the Enterprise Income Tax Law, our foreign corporate shareholders and corporate ADS holders may be subject to a 20% income tax upon any gains they make from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” Also, the new tax law stipulates that such taxes may be exempted or reduced. What will constitute “sources within the PRC” and whether there will be any exemption or reduction in taxation for our foreign corporate investors, however, is unclear since no rules or guidance concerning the new tax law have been issued yet. If our foreign shareholders and ADS holders are required to pay PRC income tax on the transfers of their shares or ADSs, then the value of your investment in our ADSs may be materially and adversely affected.

Future financing may cause a dilution in your shareholding or place restrictions on our operations

Although we believe that our cash and other financial resources will be sufficient to meet our planned long-term capital needs, we may be required to raise additional funding to meet our working capital or capital expenditure requirements. If such funding is raised through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. Alternatively, if such funding requirements are met by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate purposes; and

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Future sales or issuances of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs

If other existing shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding options, following this offering, the market price of our ADSs could fall. Such sales by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. We have 625,000,000 ordinary shares outstanding, including, as of July 25, 2007, 9,783,886 ADSs representing 244,597,150 ordinary shares. All ADSs, including the 3,296,114 ADSs representing 82,402,850 ordinary shares offered in this offering, are eligible for immediate resale in the public market without restrictions. Our directors, officers and certain of our existing shareholders, who hold an aggregate of 328,877,375 ordinary shares, or 52.6% of our total outstanding ordinary shares, have agreed to certain lock-up provisions for a period of 90 days from the date of this prospectus subject to certain exceptions. They may sell these ordinary shares in the future subject to the restrictions contained in Rule 144 under the Securities Act. Furthermore, the underwriters may release these securities from the lock-up restrictions at any time. If existing shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period or the underwriters release the lock-up restrictions, the prevailing market price for our ADSs could be adversely affected. See “Underwriting” for additional information regarding the lock-up provisions.

In addition, we may issue additional ordinary shares for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

As an ADS holder, you may exercise your right to vote only through the depositary and, because of our short meeting notice period, you may not have sufficient time to instruct the depositary

As an ADS holder, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we timely provide information to the depositary to enable it to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares underlying your ADSs. However, you may not know about the meeting enough in advance to withdraw the shares underlying your ADSs. Pursuant to our articles of association, we may convene a shareholders’ meeting upon 10 clear days’ prior notice. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. You might not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is unlawful or impractical to make them available to you

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. Neither we nor the depositary have any obligation to register ADSs, ordinary shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary have any obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We might not be able to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

You have significantly less protection under Cayman Islands law than you would under typical corporate and securities laws in the United States

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in existence in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

The Cayman Islands courts are unlikely:

•	to recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read “Description of Share Capital — Differences in Corporate Law” for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the U.S.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our subsidiaries established in China. Most of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities.”

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies such as ourselves have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited.

Provisions of our articles of association and Cayman Islands corporate law may impede a takeover or make it more difficult for shareholders to change the direction or management of our company, which could adversely affect the value of our ordinary shares and ADSs and provide shareholders with less input into the management of our company than they might otherwise be able to

Our articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Unlike many jurisdictions in the United States, Cayman Islands law does not provide for mergers as that expression is understood under corporate law in the United States. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman

Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a ‘fraud on the minority’.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this prospectus constitutes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “should” and other similar expressions identify forward-looking statements. These statements appear in a number of places throughout this prospectus and the documents incorporated by reference in this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. Important factors that could cause those differences include, but are not limited to:

•	our reliance on business relationships with the Chinese telecommunications operators and base station equipment manufacturers, in particular, the annual capital spending by the China Mobile group and the China Unicom group;

•	risks associated with large accounts receivable, long collection periods and accounts receivable cycles;

•	fierce competition in the wireless communication industry;

•	growth of, and risks inherent in, the wireless communication industry in China;

•	uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements;

•	uncertainty as to our ability to continuously develop and manufacture new radio frequency, or RF, technology and keep up with changes in RF technology;

•	uncertainty as to the issuance of 3G licenses by Chinese governmental authorities;

•	future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring;

•	limitation on our production capacity for RF products;

•	risks associated with possible defects and errors in our wireless coverage products or RF products;

•	uncertainty as to our ability to protect and enforce our intellectual property rights; and

•	uncertainty as to our ability to attract and retain qualified executives and personnel, particularly in our research and development department.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

MARKET PRICE INFORMATION FOR OUR ADSs

In connection with our initial public offering, our ADSs were listed and commenced trading on the Nasdaq Global Market on March 29, 2006 under the symbol “GRRF.” Prior to our initial public offering, there was no public market for our equity securities. The Nasdaq Global Market is the principal trading markets for our ADSs, and our ADSs and ordinary shares are not listed on any other exchanges in or outside the United States.

As of December 31, 2006, there were 625,000,000 ordinary shares issued and outstanding and one registered holder of an American depositary receipt evidencing 7,968,040 ADSs. As of July 25, 2007, there were 625,000,000 ordinary shares issued and outstanding and one registered holder of an American depositary receipt evidencing 9,783,886 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of beneficial holders of ADSs or the number of ADSs beneficially held. The depositary for the ADSs is Citibank, N.A.

The high and low prices of the ADSs on the Nasdaq Global Market for the periods indicated are as follows:

	Price per ADS (US$)
	High	Low

Annual
2006 (from listing date)	22.50	8.21
Quarterly
First Quarter, 2006 (from listing date)	22.50	16.88
Second Quarter, 2006	18.30	10.50
Third Quarter, 2006	14.60	8.21
Fourth Quarter, 2006	19.81	10.11
Monthly
January 2007	19.00	13.68
February 2007	14.23	11.71
March 2007	12.30	9.06
April 2007	11.81	9.76
May 2007	12.32	9.76
June 2007	14.94	10.30
July 2007 (through July 25, 2007)	14.03	11.18

CAPITALIZATION

The following table sets forth our short-term debt and capitalization as of March 31, 2007. You should read this table in conjunction with our consolidated financial statements and related notes and our unaudited financial information as of and for the three months ended March 31, 2007 included elsewhere in this prospectus and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. As of the date of this prospectus, except as disclosed below, there has been no material change in our capitalization or indebtedness since March 31, 2007.

	As of	As of
	March 31,	March 31,
	2007	2007
	(RMB)	(US$)
	(in thousands)
	(unaudited)

Short-term debt:
Short-term debt bank loans	333,550	42,740

Capitalization:
Long-term debt(1)	—	—
Ordinary shares, US$0.00002 par value; 2,500,000,000 shares authorized; 625,000,000 shares issued and outstanding	103	13
Contributed surplus	853,476	109,362
Statutory reserves	132,403	16,966
Retained earnings	499,635	64,022

Total shareholders’ equity	1,485,617	190,363

Total capitalization	1,485,617	190,363

(1)	In May 2007, we borrowed RMB150.0 million in a long-term bank loan to fund construction of new facilities in Shenzhen. This long-term bank loan is interest-bearing at a floating commercial lending rate, which is currently 6.84%, and repayable in five annual installments from May 2009 to May 2013.

The U.S. dollar amounts in the table above have been translated from the Renminbi amounts at the rate of US$1.00 = RMB7.8041, the noon buying rate for U.S. dollars as certified by the Federal Reserve Bank of New York in effect as of December 29, 2006, the last business day of 2006. For reference, the noon buying rate for U.S. dollars as certified by the Federal Reserve Bank of New York in effect on March 31, 2007 was US$1.00 = RMB7.7232.

EXCHANGE RATE INFORMATION

We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this prospectus contains translations of Renminbi amounts into U.S. dollars at US$1.00 = RMB7.8041, the noon buying rate on December 29, 2006, the last business day of 2006, in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi amounts could actually be converted into U.S. dollars at this rate or at all.

On July 25, 2007, the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$1.00 = RMB7.5596.

The following table sets forth, for the periods indicated, the noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York:

	Noon buying rate
Period	Period end	Average(1)	High	Low
	(RMB per US$1.00)

2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007
January	7.7714	7.7876	7.8127	7.7705
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7232
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July (through July 25)	7.5596	7.5774	7.6055	7.5580

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month or the elapsed portion thereof.

BUSINESS

Overview

We are a leading provider of wireless coverage products and services in China. We believe that we are also a leading developer of radio frequency, or RF, technology in China. RF is the fundamental technology that enables wireless communication products to transmit and receive signals. Our core research and development efforts in RF technology and our integrated design, engineering and production processes have allowed us to design, develop and produce in-house our two main product lines, namely, wireless coverage products, which we supply to telecommunications operators, and base station RF parts and components, which we supply to base station equipment manufacturers.

We have a strong in-house RF technology research and development capability. We have a team of over 450 researchers and technicians with extensive experience in the wireless communication industry. We have 23 registered patents and 36 pending patent applications with the Patent Office of the National Intellectual Property Office of China. Our RF expertise has provided a platform from which we intend to further broaden our product offerings. We believe that our integrated development, engineering and production capabilities provide us with a distinct competitive advantage over our competitors in China by allowing us to quickly respond to customized design requests from our customers while keeping down our production costs.

Our wireless coverage products enable telecommunication operators to expand the reach of their wireless communication networks to areas with little or weak coverage, such as buildings, highways, railways, tunnels and remote regions. Our wireless coverage products include indoor coverage products and outdoor coverage products, as well as base station coverage extension products. We have developed over 200 models of wireless coverage equipment. We provide most of our wireless coverage products and services to local affiliates of the two leading wireless operators in China, the China Unicom group and the China Mobile group. We have also provided a portion of our wireless coverage products and services to the China Netcom group and the China Telecom group. According to Infosage Analysis, we were the second largest provider of wireless coverage products and services in China in 2006 with an estimated market share of 15.6%. In recent years, the wireless coverage market in China has benefited from increased capital expenditures by PRC wireless operators. Further, the capital expenditures of the wireless coverage industry in China is expected to grow from RMB5.6 billion in 2006 to RMB5.7 billion in 2007, RMB5.9 billion in 2008 and RMB6.2 billion in 2009, according to Infosage Analysis. We believe that the increasing capital expenditures will afford us an opportunity to grow our revenues in the wireless coverage market.

We supply RF parts and components to base station equipment manufacturers for use in their base station manufacturing. We are a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers: Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd., Siemens AG Communications and TD-Tech Ltd. We have developed over 20 types of base station RF modules. We have begun supplying base station RF modules to Huawei Technologies Co., Ltd., ZTE Corporation, Alcatel Shanghai Bell Co., Ltd. and Siemens AG Communications in bulk quantities. With rising production costs incurred by base station equipment manufacturers, more foreign base station equipment manufacturers have chosen to procure base station RF parts and components mainly in China in order to reduce their costs. We believe the demand for base station RF parts and components will grow rapidly, and our revenues from base station RF modules will become a major revenue contributor for us in coming periods.

Our revenues were RMB566.5 million in 2004, RMB716.3 million in 2005 and RMB832.8 million (US$106.7 million) in 2006. Our gross profit was RMB324.6 million in 2004, RMB388.2 million in 2005 and RMB395.8 million (US$50.7 million) in 2006. Our operating income was RMB207.5 million in 2004, RMB225.0 million in 2005 and RMB179.2 million (US$23.0 million) in 2006, with operating income margins of 36.7% in 2004, 31.4% in 2005 and 21.5% in 2006. Our net income was RMB146.6 million in 2004, RMB181.4 million in 2005 and RMB148.8 million (US$19.1 million) in 2006.

Our Wireless Coverage Products and Services

Our principal business is the provision of wireless coverage products and services in China with our self-developed RF technology. In 2004, 2005 and 2006, revenues generated from the provision of wireless coverage products and services accounted for approximately 94.2%, 97.0% and 96.2% of our revenues, respectively.

Wireless Coverage Products

We produce a wide range of wireless coverage products, including repeaters, trunk amplifiers, base station amplifiers, tower amplifiers and related accessories. The principal functions of wireless coverage products are to extend wireless coverage and improve radio signal quality. Our wireless coverage products support various transmission protocols, including CDMA, GSM, PHS and digital trunk communications. We have completed our research and development for various 3G network coverage products. We participated in the formulation of TD-SCDMA repeater standard by China Telecommunication Technology Labs, or CTTL, and wireless coverage network management standard by China Mobile group. In March 2007, we were among the first PRC enterprises to obtain relevant government approvals for the development and production of TD-SCDMA repeaters and trunk amplifiers. In June 2007, we won bids from both China Mobile group and China Telecom group to supply TD-SCDMA wireless coverage equipment for the expanded TD-SCDMA technique trial network.

We use our wireless coverage products in three principal function areas: indoor distribution, outdoor coverage and base station coverage extension. We provide a customized solution for each project, taking into account factors such as existing coverage of the base stations, target coverage requirements, unique geographic and topographic features of the vicinity and other project-specific conditions.

Indoor Coverage.  In order to achieve effective coverage and distribution in indoor environments, such as high-rise buildings, underground areas and elevators, we use antennas, couplers, trunk amplifiers, repeaters and other accessories to construct a complete indoor coverage distribution system that enables evenly distributed emissions of radio signals from the base stations to cover the entire facility. Our indoor coverage products support various transmission protocols, such as CDMA and GSM networks (1,800 MHz and 900 MHz), PHS, TD-SCDMA and other networks. We also provide point of interface, or POI, products that are capable of supporting multiple protocols simultaneously, which offers effective coverage platform solutions in subways, indoor stadiums and other large indoor facilities.

Outdoor Coverage.  We design our outdoor coverage products to provide wireless coverage in specified geographic and topographic regions. Depending on the particular coverage requirements, our outdoor coverage products may consist of antennas and repeaters and other accessories to transmit and extend radio signals from base stations to blind and weak spots or areas where network coverage does not exist or is weak. Our outdoor coverage products are typically used in areas such as highways, railways, subways and tunnels.

Base Station Coverage Extension.  Our base station coverage extension products are typically attached to base stations. We use base station amplifiers and tower amplifiers to extend a base station’s coverage in all its surrounding directions or to increase its coverage distance in designated directions. Our base station coverage extensions are typically used in remote outdoor environments, such as rural regions, seashores and mountainous areas.

Our Services

Our integrated design, engineering and production processes allow us to provide wireless coverage services to our customers. The services we provide include:

Design Services.  At the outset of each project, our design team implements a series of tests to evaluate our customer’s specific network coverage on the project site and identify any network deficiencies. These tests include magnetic environment, base station signals and coverage tests. Once the testing is complete, our design team, working closely with our sales and marketing team, which is familiar with the customer and its needs, prepares and submits a detailed design plan to our customer for the proposed wireless coverage products and services. This process allows us to develop solutions that are tailored to each specific customer’s requirements. Upon finalization of our design plan, our customer confirms their instructions to proceed with the product development, engineering and installation.

Installation of Wireless Coverage Products.  Once we receive confirmation for the design plan from our customer, we proceed with product development and engineering, and begin discussions with the property owner or the manager of the building, in collaboration with our customer, to arrange the installation of the wireless coverage products. After we engineer, produce and assemble the products, we deliver them from our production facility to the project site. In general, we hire third-party contractors to carry out the initial installation under the supervision of our project design and technical service team. We use more than 100 contractors across China, all of whom are independent third parties. After completion of the initial installation process and the connection of our products to the customers’ base stations, we test the system to evaluate its performance and make adjustments to optimize its functionality. We test the products at the customer’s premises to ensure that they function properly before our customer issues the completion certificate. After the issuance of the completion certificate, the inspection of our installed wireless coverage products begins with further testing of our products by our customer.

Project Warranties.  We provide service warranties to our wireless coverage customers for a period typically ranging from one to three years following the final inspection of our wireless coverage products. During the warranty period, we agree to repair or replace defectively installed products and to provide other warranty services to our customers, such as a centralized Internet-based system to monitor the performance of our wireless coverage products and regular on-site inspections of our installed wireless coverage products. In addition, we provide other warranty services such as online technical support and telephone hotline support to our customers. Our objective is to respond to our customers within 24 hours after receipt of any technical support request.

Our Sales Cycle

The sales cycle for our wireless coverage products can be divided into the following phases:

Bidding Process.  Our nationwide sales and marketing team actively pursues business opportunities across all provinces and municipalities in China. The process begins when a wireless operator requests proposals from us for wireless coverage products and services. After we complete a preliminary evaluation of the project, including its feasibility and profitability, we submit bids to the potential customer. In this bidding process, we typically compete with a number of national, regional and local wireless coverage product and service providers. Historically, our bids include price quotations with detailed breakdowns by equipment components and service components. Warranty and maintenance are directly related to the equipment components.

China Mobile group, in an effort to shift to a more centralized procurement model in order to encourage more competitive pricing, announced during the fourth quarter of 2006 that it was going to adopt a new procurement policy whereby the bidding processes for wireless coverage equipment and for services will be separately conducted, and procurement decisions made by the parent company and local affiliates, respectively. Under the new policy, providers of wireless coverage products such as ourselves may not win the bid for the servicing contracts even after winning the bid for equipment contracts, or vice versa. This change in China Mobile’s overall procurement policy may cause us to lose revenue with respect to any single wireless coverage project if we cannot win both equipment contract and service contract for the project.

Wireless operators in China select the winning bid based on a number of factors and considerations, including:

•	pricing;

•	overall financial strength and operational scale;

•	research and development capabilities;

•	quality of products in terms of performance, functionality and reliability;

•	proposed payment schedule; and

•	range and standards of services to be provided, including after-sale services.

Typically, wireless operators in China request that bids also include the following terms:

•	specifications contained in customers’ bid invitations;

•	quality control and random inspection of products;

•	operational manuals and staff training; and

•	other commercial terms, such as delivery, packaging, insurance and spare parts.

If we win the bid, the operator generally issues a written letter of acceptance. Occasionally, the operator gives us verbal notice only. The design, engineering, implementation and installation stages begin after the operator confirms our winning bid. Despite our industry practice, according to the PRC Law on Invitation and Submission of Bids and the PRC Contract Law, a letter of acceptance issued by the bid-inviting party or a verbal confirmation of acceptance by the bid-inviting party, together with its bid invitation materials and our bid-tendering materials, constitutes a legally binding contract between the bid-inviting party and the winning bidder. We believe that, upon the acceptance of our bid by our customers, we have a legally enforceable right against our customers as a matter of contract law. However, we have not had any disputes to date with our customers in respect of any of our successful bids confirmed verbally or in writing by our customers.

Initial Inspection of Installed Wireless Coverage Products.  After completion of the installation process, we test the system to evaluate its performance and make adjustments to optimize its functionality. Upon completion of the installation of our wireless coverage products for a project, we require our customer to issue a completion certificate to confirm completion of the initial installation. We are often engaged in a number of projects with one customer at the same time. To reduce the administrative burden of managing multiple projects, our customers often group projects together and issue completion certificates for all the projects at the same time, resulting in the delay of receipt of completion certificates until the completion of the last project.

Contract Signing.  The current industry practice in China is to formally sign a sale and purchase contract after the initial installation of wireless coverage products on a project, with confirmation of completion of the initial installation evidenced through the issuance of a completion certificate by our customer. Although the design plan sets out the number and details of products to be used for a specific project, the actual number of products used in general varies due to the actual circumstances encountered and can only be confirmed after the completion of the initial installation. Our sale and purchase contracts, which do not follow a single form, specify, among other things, the specific type of wireless products used, pricing terms, product warranty terms, quality specifications, penalty provisions for late delivery and payment terms. While our contracts with particular customer groups typically contain similar terms, contractual terms vary significantly from customer group to customer group.

Additional Inspection and Warranty Period.  After the issuance of the completion certificate, the inspection of our installed wireless coverage products starts, by which our customer performs a further testing of our wireless coverage products for a project. Often, our contracts do not specify the date by which an inspection must be performed. Sometimes, the inspection may be delayed by as long as six to 12 months after issuance of the completion certificate. When our project passes the inspection, our warranty period begins. Most of our customers conduct two inspections prior to the beginning of the warranty period. The second inspection usually occurs six to 12 months after the initial inspection. Some of our customers conduct one inspection before the warranty period begins.

Payment.  Our sale and purchase contracts generally provide for a fixed price and permit our customers to pay in installments upon the occurrence of contractually stipulated payment events during the sales cycle. Contractual terms for the installment payments vary between our customers. Typical payment events include delivery of our products, signing of the sale and purchase contract, satisfactory preliminary inspection, satisfactory final inspection and expiration of our warranty period. At the occurrence of each payment event, customers are generally required to pay a percentage of the contract price. Although the typical payment terms are up to 30 days after the occurrence of each payment event, customers may not promptly pay the installment and generally take longer to make the payment. For more details on payment from our customers, see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Accounts Receivable and Receivable Selling” in our annual report on Form 20-F for the fiscal year ended December 31, 2006.

Selected Completed Projects

We completed 8,413 projects in 2004, 9,429 projects in 2005 and 10,539 projects in 2006. The following list represents select wireless coverage projects for the three years ended December 31, 2006. These projects demonstrate different applications of our wireless coverage products, such as for office buildings, shopping centers, hotels, airports, highways, tunnels and scenic areas, as well as different geographic locations.

Project	Location	Customer	Completion date

Indoor coverage
Shangri-La Hotel Chengdu	Chengdu	China Unicom group	September 2006
Jiangbei District Court	Chongqing	China Telecom group	September 2006
Hulunbei’er Hospital	Hulunbei’er	China Mobile group	April 2006
ER Hill Rest Home	Inner Mongolia	China Mobile group	December 2005
East Asia Sports Meet Stadium	Macau	China Unicom group	August 2005
The People’s Bank of China Building	Beijing	China Telecom group	November 2004
Shanghai World Trade Shopping Mall	Shanghai	China Telecom group	October 2004
China Mobile group’s Beijing Communication Center	Beijing	China Mobile group	May 2004
Outdoor coverage
Haila’er Airport	Hulunbeier	China Mobile Group	October 2006
Vanke City Garden Residential Area	Dalian	China Unicom group	December 2005
Base station coverage extension
Wenzhou Nanlu Island Seafront coverage	Zhejiang	China Mobile group	August 2005
Wantoubu Ocean	Guangxi	China Unicom group	June 2004
Jinding Lake	Beijing	China Mobile group	May 2004

Our RF Parts and Components

In addition to the provision of wireless coverage products and services, we also develop, manufacture and supply RF parts and components for base stations and repeaters. RF parts and components are essential building blocks for all forms of wireless communication products. They provide the fundamental channel for transmitting and receiving radio signals. RF parts and components can be classified into active and passive modules. Active modules contain electronic components such as transistors and diodes and require external power to operate. Their principal functions are to amplify and alter radio signals. Passive modules do not contain any electronic components. They rely on a combination of integrated circuits and magnetic fields emitted by their components to function. Their principal functions are to filter, combine and split RF signals. We produce both active and passive modules.

Our active modules include high-linear RF power amplifiers, low-noise amplifiers, frequency-hopping modules and high-stability/low-phase noise vibrators. Among our active modules, we believe that our RF power amplifiers are distinguished by their high linearity and power efficiency standards.

Our passive modules include filters, duplexers, multi-frequency splitters, combiners and couplers and antenna. Compared to traditional filters, our patented filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and are capable of significantly reducing the level of external and internal interference that disrupts wireless transmissions.

Base Station RF Parts and Components

Since the fourth quarter of 2005, we have focused on developing base station RF parts and components. RF parts and components are major building blocks of base station and also the most crucial step in the manufacturing of base stations. We believe the shifting of procurement for base station RF parts and components to China has become a trend and will accelerate the demand for base station RF parts and components in China, from which we expect to benefit. We have begun supplying base station RF modules to Huawei Technologies Co., Ltd., ZTE

Corporation, Alcatel Shanghai Bell Co., Ltd. and Siemens AG Communications in bulk quantities. We expect that revenues from base station RF modules to become a major revenue contributor for us in coming periods.

Production of RF parts and components is a complex process which involves the following procedures:

•	We first go through stringent certification processes to become a qualified supplier to base station equipment manufacturers. Each equipment manufacturer has its unique certification process, the principal conditions of which include production capacity, management efficacy, quality control, environment protection, and overall reputation. To date we have been certified by six major base station equipment manufacturers.

•	We next obtain product technical specifications from our equipment manufacturer customers and conduct product development. All of our RF products and components are customized for each client’s unique specifications.

•	We then provide samples for certification by our base station equipment manufacturer customers. We have to date developed more than 20 types of RF modules and RF subsystem products for various equipment manufacturer customers.

•	Finally, we obtain purchase orders with trial quantities and if our customers are satisfied with the trials, we will proceed to bulk production.

Repeater RF Parts and Components

The majority of the repeater RF parts and components that we produce are used in the manufacture of our own repeaters. In 2003, we began to sell a portion of our repeater RF parts and components to other repeater equipment manufacturers. Our RF parts and components support a wide range of communication protocols including CDMA, GSM, PHS, TD-SCDMA, WCDMA and other wireless communication protocols.

Production

Production Facilities

We have production facilities in Shenzhen and Quanzhou. We plan the utilization of our production capacity based on projected orders from customers for our wireless coverage products and RF products.

As of December 31, 2006, the production capacity and utilization rate of our Shenzhen and Quanzhou production facilities were as follows:

Production facilities	Type of products	Capacity	Utilization
		(sets per month)	(sets per month)

Shenzhen	Wireless coverage products	2,400	2,049
	RF parts and components for base stations	15,000	10,000
Quanzhou	RF parts and components for repeaters	18,000	10,700

Shenzhen Production Facilities.  Our facilities in Shenzhen of Guangdong Province have 16 production lines for the manufacture of various wireless coverage products and base station RF parts and components.

Quanzhou Production Facilities.  Our Quanzhou production facilities have six production lines, which principally produce various components of RF parts and components for repeaters. They are located in Lake Scientific and Technological Park, Quanzhou, Fujian Province.

Production Process

Our integrated design, engineering, production and quality control capabilities enable us to customize products to meet specific customer requirements and to increase production efficiencies. To minimize component costs and enable us to implement our low cost strategy, we produce our RF parts and components with our own low-cost proprietary production process and rely on strict control of our production process. In addition, our production personnel are intensively involved in product design to ensure that production considerations are addressed early in the design process and to minimize the number of products that fail to meet our quality control standards.

Our production processes may be divided into two primary categories and consist of numerous individual steps throughout the entire process. The categories include (1) production of our RF parts and components, and (2) production of wireless coverage products with our own RF parts and components. The production process for our RF parts and components may be generally divided into the following steps:

•	integrated circuit board processing;

•	covering and welding;

•	manufacturing and assembly;

•	testing; and

•	quality control.

Most of our completed RF parts and components for repeaters are used in the production of our wireless coverage products. We sell our base station RF module directly to equipment manufacturers. The general steps for the production of our wireless coverage products are wiring, assembly, functional testing and quality control. After the completion of the wireless coverage products, we install the products according to the design plans approved by our customers.

Production is highly labor intensive as it involves manual labor to assemble the modules and products. In order to produce high-quality and precise products that meet our customers’ specifications, we employ highly skilled labor. We combine various production equipment, such as spectrum analyzers, signal generators and vector network analyzers, according to our manufacturing process technologies to produce our modules and products. Only a small portion of our production processes, including integrated circuit board processing and covering and welding, is automated.

Quality Control

We place considerable emphasis on quality control. We adhere to a strict system of quality control over our operations, from sourcing of raw materials to production, packaging and inventory storage to sale, delivery and installation. We have established various quality-control checkpoints at different stages of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. In 2000, we were ISO9001-certified for our research and development, production and quality control processes at our research and development facilities as well as at our production facilities in Shenzhen and Quanzhou. We have also developed and now bulk produce base station RF modules that are in compliance with the European Union’s ROHS national enforcement body, which means that products that we manufacture contains the agreed levels of lead, cadmium, mercury and other chemicals. These RF modules are incorporated into base stations that are sold in Europe.

Quality Control for Raw Materials.  We purchase raw materials only from suppliers on our approved vendor list and only those suppliers that pass our assessment are admitted to our approved vendor list. Our staff in the purchasing department assess various aspects of a supplier, including its overall ability, technical capability, quality control over its production process and its financial health. In some cases, our customers require us to purchase raw materials from their approved list of suppliers. In such event, suppliers designated by our customers are also subject to our assessment and approval. Raw materials, upon delivery, are subject to incoming inspection by our quality control team. Raw materials that fail to pass our incoming inspection are returned to the suppliers. Suppliers who experience repeated returns are removed from our approved vendor list. Raw materials provided by our customers’ designated suppliers are also subject to the same incoming inspection procedures.

Quality Control During Production.  At various stages of the production process, semi-finished products are tested to ensure their quality and compliance with all internal production benchmarks before proceeding to the next stage of the production process.

Final Testing Before Delivery.  Following completion of the production process, our products are inspected and tested thoroughly to ensure that all customers’ specifications are met before our products are delivered.

Testing at Customer Site.  After completion of the installation process, we test the wireless coverage products to evaluate its performance and make adjustments to optimize its functionality. Our customers will also perform further testing of our wireless coverage products after installation.

Warranty.  For our wireless coverage products, we usually provide warranties for one to three years following the final inspection by our customers. During the warranty period, we are responsible for any quality defects in our products. For our RF parts and components, our customers will examine our products and are entitled to return any RF parts and components that do not comply with their prescribed specifications at the time of delivery. We also provide warranty ranging from one to three years during which period we provide free repairs for returned products with quality defects.

We have established a dedicated technical service team that provides after-sale services principally to our wireless coverage customers. Our goal is to ensure that we deal with inquiries and complaints of our customers in a prompt and satisfactory manner. In cases where customers report defects of our products during our warranty period, we send technical staff to our customers’ sites to carry out repairs at no cost to the customers. We do not, however, maintain any product liability insurance. For a discussion on the risks associated with our lack of product insurance coverage, please refer to “Item 3. Key Information — Risk Factors — Risks Relating to Our Company” in our annual report on Form 20-F for the fiscal year ended on December 31, 2006. We maintain limited insurance coverage and any significant product liability claim could have a material and adverse effect on our financial condition.”

Research and Development

We have strong in-house RF technology research and development capabilities. As of December 31, 2006, our in-house research and development team had 468 engineers and technicians from the wireless communication industry in China. Our key research and development experts have over 10 years of experience each in the telecommunication industry. We have two research and development facilities located in Shenzhen and Quanzhou. Our research and development activities focus on new generation RF core technology, new product development, functionality enhancement and manufacturing process improvement.

RF Technology

RF is the fundamental technology that enables wireless telecommunications products to transmit and receive signals. Our capabilities span a wide range of RF technologies, covering the complete radio frequency from 350 MHz to 50 GHz. Our technology allows our RF-based wireless coverage products to support a wide range of communication protocols including CDMA, GSM, PHS, 3G and digital trunk communications. We have made significant innovations in a number of core RF technologies, particularly those relating to filters and power amplifiers. Our filters are able to generate a more powerful electromagnetic force with which to transmit microwave signals and significantly reduce the level of external and internal interference that disrupts wireless transmissions. Our RF power amplifiers are distinguished by their high linearity and power efficiency standards.

In our efforts to commercialize our RF technology, we have formulated several of our own design and development standards, including those relating to filters, power amplifiers, antennas and next-generation RF integrated circuits and multiple chip module technologies. In response to the industry demand for production of small volumes of a large variety of RF parts and components, we have developed our own production techniques, such as an automatic covering technique, which manufactures these products in a more efficient manner. Furthermore, we are developing an automatic testing platform that enables us to conduct various tests throughout our production process. In addition, in the course of our research and development, we have accumulated a database of basic testing data, and have established our own integrated circuit board format, design technique, and testing and adjustment techniques.

We devote substantial resources to the development of RF integrated circuits and multiple chip module technologies, which are regarded as new generation RF technologies. We believe that the trend in wireless communications is toward the use of higher frequency bandwidth and compact multi-functional individual wireless communication devices. In light of this trend, we are actively conducting research to explore possible ways to miniaturize our RF parts and components by using RF integrated circuits and multiple chip module technologies.

RF integrated circuits products are integrated circuits that perform the same functions as RF parts and components. RF integrated circuits will be further integrated into multiple chip module components to produce new generation RF parts and components. Multiple chip module components are substantially more compact in size as compared to current forms of RF parts and components.

Research and development expenditures for the three years ended December 31, 2006 were RMB16.3 million, RMB30.6 million and RMB47.7 million (US$6.1 million), respectively, representing approximately 2.9%, 4.3% and 5.7% of our revenues and 13.9%, 18.8% and 22.0% of our total operating expenses, respectively.

Research and Development Facilities

We have two research and development facilities located in Shenzhen and Quanzhou. Our Shenzhen-based research and development facility primarily focuses on the development of fundamental RF technologies, wireless network coverage products and base station RF products. Our Quanzhou-based research and development facility focuses on the research of RF integrated circuits and multiple chip module technology and repeater RF modules.

Sales, Marketing and Key Customers

Sales and Marketing Team

As of December 31, 2006, we had 362 sales and marketing professionals located across China in 28 offices covering 30 provinces and municipalities. We require our sales and marketing professionals to undergo extensive and ongoing training to constantly refresh their product knowledge and to keep them apprised of the latest trends and developments in the PRC wireless communication industry. Through the efforts of our sales and marketing team over the past few years, we became, as reported by Infosage Analysis, the second largest supplier of wireless coverage products and services in China in 2006.

Because of the technical nature of our product offerings, we emphasize close collaboration between our sales and marketing team and our project design and technical service team in order to provide optimal service to our wireless coverage customers. As of December 31, 2006, we had 743 engineers and technicians on our project design and technical service team servicing these customers. These professionals perform network testing and evaluation, formulation of design plan and implementation of wireless coverage projects. We also rely on them for after-sale technical services to our wireless coverage customers.

We also have a dedicated sales and marketing team for equipment manufacturer customers of our RF parts and components, all 14 members of which have extensive technical knowledge and are familiar with customer specifications and demands. They are also responsible for providing after-sale technical services to our equipment manufacturer customers.

In order to encourage our sales and marketing team to pursue new business opportunities, we offer incentive bonus programs that pay performance-based, year-end cash bonuses.

Pricing

The PRC market for wireless coverage products and services and other RF products is highly price-sensitive. In our business, prices tend to vary based on a number of factors, including:

•	type, quantity and composition of RF products;

•	internal target gross margin objectives;

•	region in which the products are sold; and

•	current market conditions, including the prevailing prices offered by our competitors.

We typically participate in bidding to win orders for our products. We determine our pricing primarily on the basis of the above listed factors, with appropriate consideration given to the size of transaction and the significance of the business opportunity to our growth. We impose minimum requirements internally for gross profit margins in our bidding processes. We believe that economies of scale in our operations, coupled with our proprietary RF technologies and our integrated design, development, engineering and production processes, allow us to price our products and services competitively.

Key Customers

Our two largest customers are the China Unicom group and the China Mobile group. Since 2004, we have also provided wireless coverage products and services to the China Telecom group and the China Netcom group. The following table sets forth our revenues attributable to our sales to the China Unicom group, the China Mobile group, the China Telecom group and the China Netcom group in absolute terms and as a percentage of our revenues for the periods specified:

	Year ended December 31,
	2004		2005		2006
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in millions, except for percentages)

Wireless coverage products:
China Unicom group	345.8	61.0%	322.9	45.1%	298.7	38.3	35.9%
China Mobile group	157.3	27.8	241.6	33.8	277.1	35.5	33.3
China Telecom group	19.3	3.4	69.5	9.7	89.2	11.4	10.7
China Netcom group	8.2	1.5	36.8	5.1	69.2	8.9	8.3
Overseas customers	—	—	—	—	10.0	1.3	1.2
Others	3.0	0.5	23.4	3.3	56.6	7.3	6.8

Subtotal	533.6	94.2%	694.2	97.0%	800.8	102.7	96.2%

RF products:
Equipment manufacturers	32.9	5.8%	22.1	3.1%	32.0	4.1	3.8%

Total	566.5	100.0%	716.3	100.0%	832.8	106.8	100.0%

We interact directly with the local operational units of our national customers in our day-to-day business operations. The current procurement policies and practices of the China Unicom group, the China Telecom group and the China Netcom group allow their local operational units considerable autonomy in choosing their wireless coverage products and services. We typically contract with these local affiliates for the products and services we provide. In our sales and marketing and contractual negotiation, we treat each of these local affiliates as separate customers. With the introduction of the centralized procurement policy by China Mobile group, purchasing decisions for equipment providers will be made by the national headquarters of China Mobile group, although we will continue to contract directly with its local operational units after the decisions are made for equipment procurement.

Although it is our business practice to interact with local affiliates separately, they are, nevertheless, under the common control of their parent company, and in our customer concentration analysis, we consider the national group each as a single customer. In some instances, procurement decisions are made by the parent company, an example of which is the centralized procurement of wireless coverage equipment by China Mobile group. There have also been instances where decisions made by one local affiliate affect the decisions of other local affiliates within the national group.

We intend to further strengthen our relationship with the China Unicom group and the China Mobile group, and at the same time, further develop relationships with other major telecommunication operators in China, including the China Telecom group and the China Netcom group. To accomplish that goal, we have identified specific members of our sales and marketing team as our dedicated customer relationship contacts to service our existing and potential customers. Our new marketing efforts began to yield results during the first half of 2004 when we were able to generate bulk sales from the China Telecom group and the China Netcom group. In that year, we won an aggregate of approximately 400 PHS network coverage projects from the China Telecom group and the China Netcom group in over 20 provinces. In 2005, we won an aggregate of 1,149 PHS network coverage projects from the China Telecom group and the China Netcom group in 24 provinces. In 2006, we generated approximately RMB89.2 million (US$11.4 million) and RMB69.2 million (US$8.9 million) from the China Telecom group and the China Netcom group, respectively, accounting for approximately 10.7% and 8.3%, respectively, of our revenues in the year.

For further information about our reliance on the China Unicom group and the China Mobile group, see “Risk Factors — Risks Relating to Our Company.” We derive a significant portion of our revenues from the China Unicom group and the China Mobile group and our revenues could decline significantly if either of them reduces its purchases of, or fails to pay for, our wireless coverage products and services.”

In addition, we supply RF parts and components to base station equipment manufacturers. We have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers: Huawei Technologies Co., Ltd., ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Siemens AG Communications and TD-Tech Ltd. We have begun bulk production for Huawei Technologies Co., Ltd., ZTE Corporation, Alcatel Shanghai Bell Co., Ltd. and Siemens AG Communications. Huawei Technologies Co., Ltd. and ZTE Corporation are currently our major customers. We intend to further strengthen our relationship with them, and further develop relationships with other domestic and overseas base station equipment manufacturers.

Suppliers and Raw Materials

The raw materials used to produce our products mainly include various electronic components, metal cases for modules and wireless coverage products, electronic cables, packaging materials and other accessories. We source most of our raw materials inside China except for some electronic components that are purchased from sales agents of foreign companies in China. We procure raw materials from companies that have satisfied our supplier review and have been selected through a competitive bidding process. Based on their products supplied to us, our suppliers are divided into three categories: core suppliers, major suppliers and general suppliers. We have established different performance criteria and scope of cooperation for each category of suppliers. All of our suppliers are subject to stringent review procedures by our team of specialists in supplier certification, which covers the areas of technology, quality, response time, pricing, environmental protection and social responsibility. We currently have nine core suppliers for our core manufacturing processes of mechanical processing, electronic plating and modules. All of these suppliers are leaders in their respective sectors and have a proven track record of supplying to globally-renowned companies. In the near future we plan to separate source the supplies of our research and development projects from those for mass production, streamline the existing organization of suppliers and establish price management systems, in order to build a company-wide logistics information platform. In some cases, our customers require us to purchase raw materials from their approved suppliers. Our raw material purchases are paid in Renminbi and typically have a credit term of 90 days. As we have an extensive list of suppliers, we do not rely on any single supplier or group of suppliers to provide any of our raw materials. In 2004, 2005 and 2006, purchases from our top five raw material suppliers accounted for approximately 25.8%, 29.1% and 19.3% of our total purchases of raw materials, respectively.

Competition

The wireless coverage market in China is very competitive and is characterized by rapid technological advancements, frequent development of new products, and downward pricing trends over the life of a product. In their requests for proposals, PRC telecommunication operators typically request a complete analysis and proposal for the design, installation and warranty. The provision of wireless coverage products and services requires the skills and efforts of a large number of technical personnel to put together the design plan, to supervise the installation by third parties and to provide after-sale services. Compared with international providers, PRC domestic providers have the advantage of having a lower cost base and, as such, currently dominate the market in China. According to Infosage Analysis, there were more than 70 providers of wireless coverage products and services in China as of December 31, 2006, compared to 150 as of December 31, 2005. Competition among these wireless coverage product and service providers over the past five years has resulted in the emergence of a few dominant players. According to Infosage Analysis, the top three providers of wireless coverage products and services in China were all PRC companies and included Comba Telecom Systems Holdings Limited, or Comba, Wuhan Research Institute of Posts and Telecommunications, or WRI, and us. Together, we accounted for approximately 50% of the total market share in 2006, with Comba, us and WRI representing 18.9%, 15.6% and 14.3% of the total market in terms of the contract amount, respectively.

The competitive environment of the PRC wireless coverage market has undergone the following changes in recent years and, we expect, will continue to experience similar changes:

•	steadily increasing market demand;

•	increasing technical requirements;

•	increasing number of transmission protocols, from GSM and CDMA to other protocols such as PHS and TD-SCDMA;

•	expanding customer base, beginning with the China Mobile group and the China Unicom group, and now including new entrants, the China Telecom group, the China Netcom group and others; and

•	increasing anticipation and planning for a potential issuance of 3G licenses and the triggering of expanded market opportunities that are expected to attract new competitors to enter into the wireless coverage market.

We believe that the key factors considered by customers when choosing a vendor for wireless coverage products and services include the vendor’s overall capabilities, such as ability to provide integrated coverage solutions, research and development capability, products quality, scope and flexibility of product offering, project design and installation capability, after-sale service capability, pricing, financial strength, as well as the customer’s previous experience and relationships with the vendor. We believe that our in-house RF technology research and development capability, our fully integrated production capability and our ability to provide integrated wireless coverage solutions to our customers give us a competitive advantage over our main competitors, Comba and WRI. On the other hand, we have a shorter operating history than both Comba and WRI and, therefore, a shorter historical relationship with the China Unicom group and the China Mobile group relative to them. In order to remain competitive and grow our business, we must strengthen our relationships with our existing customers, develop relationships with new customers and expand into new products and markets.

The market for RF parts and components is also competitive in China. We believe the entry barrier for base station RF modules is higher compared to the entry barrier for wireless coverage products, because of higher capital requirements, longer development cycles and more stringent technical requirements. We mainly compete with Andrew Corporation, Radio Frequency Systems, Powerwave Technologies, Inc., Wuhan Fingu Electronic Technology Co., Ltd. and Mobi Antenna Technologies (Shenzhen) Co., Ltd. in China.

In the mid- to lower-end market for RF parts and components, we and other suppliers tend to compete on speed of supply largely because customers in this market sector generally require supply on short notice. Although overseas manufacturers may have more advanced technologies, they often lack a sales network and/or sufficient technical support in China. Among domestic manufacturers, we have a competitive edge due to our strength in RF technology, our low production cost and our relatively strong financial position. To date we have become a qualified supplier of RF parts and components to six major domestic and foreign base station manufacturers, which are ZTE Corporation, Datang Mobile Communications Equipment Co., Ltd., Alcatel Shanghai Bell Co., Ltd, Huawei Technologies Co., Ltd, Siemens AG Communications and TD-Tech Ltd. Although these arrangements will stabilize our market and incentivize our research and development efforts, we do not expect them to reduce our research and development expenses.

In addition, China has gradually lifted its import restrictions, lowered import tariffs and relaxed foreign investment restrictions after its entry into the World Trade Organization in December 2001. This has led to increased competition from foreign wireless equipment companies, such as Andrew Corporation, Sagem Communication, Allgon Mobile Communications, Inc. and Powerwave Technologies, Inc., which are significantly larger and financially stronger than us. Many of our foreign competitors have established PRC-based manufacturing facilities to lower production costs, which has further intensified price competition in the marketplace.

Property

Owned Property

We own the land use rights to the underlying parcel of land for our Quanzhou production facilities. We own the total site area of approximately 7,591 square meters for a term of 50 years expiring on August 25, 2054. The site area consists of a gross floor area of 6,149 square meters and various ancillary structures located at Lake Scientific and Technological Park in Quanzhou City of Fujian Province in China. We occupy the property for manufacturing, research and office purposes.

Currently, our research and development and production facilities in Shenzhen are located on properties leased from independent third parties. However, we intend to move our research and development and production facilities onto a property that we will own inside Shenzhen High Technology Industrial Park with a total site area of approximately 19,570 square meters. We executed the relevant sale and purchase agreement in January 2006 with the Shenzhen land bureau.

On June 26, 2007, we entered into a land transfer agreement with the Shenzhen municipal government, under which we purchased the land use right to approximately 125,000 square meters of real property for approximately RMB76 million. We received all necessary governmental approvals for this transaction and are in the process of obtaining the land use right certificate from the PRC government. We intend to build additional production capacity on this site in the future.

Leased Property

We also lease properties for our sales offices as well as for our manufacturing, research and administrative purposes from time to time. Our leases for the properties shown in the table below generally have a term of one to four years and are due to expire between July 2007 and October 2009. Under most of our leases, we have a right of first refusal to renew them on similar terms and for similar periods as the previous contracts. The following table sets forth information regarding the use and size of our leased properties in mainland China as of December 31, 2006:

Use of leased properties	Total area
(square meters)

Production	3,450.5
Production/Research and development/Office	500.0
Research and development	1,763.0
Warehouse	3,245.0
Office	16,544.6

Total	25,503.1

Our total rental payments in 2006 were RMB16.4 million (US$2.1 million).

Intellectual Property Rights

We rely on copyright, patent, trademark and other intellectual property law, nondisclosure agreements and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality and licensing agreements with our employees, suppliers and distributors. Our senior employees and employees who work in our research and development department and other technical departments are required to sign agreements acknowledging that we own the rights to all technology, inventions, trade secrets, works of authorship, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business or our property and that they must assign any ownership rights that they may claim in those works to us. As substantially all of our business is currently conducted in mainland China, we have not taken any action outside mainland China to protect our intellectual property.

As of the date hereof, we have 23 registered patents and 36 pending patent applications with the Patent Office of the National Intellectual Property Office of China, including our RF technology repeaters, filters and antennas as well as W-LAN technology and products.

We have five registered trademarks, four registered with China’s Trademark Office of the State Administration for Industry and Commerce and one registered in Hong Kong. We have also filed applications for registration of seven trademarks in China. In addition, we are the registered owner of the domain name, www.grentech.com.cn. We also own the copyright to the computer software “GrenTech Complete Internet Business Platform v4.1” which is registered in China and relates to our wireless coverage product monitoring.

In 2004, 2005 and 2006, we generated revenues of RMB366.4 million, RMB453.6 million and RMB441.3 million (US$56.5 million), respectively, from the sales of our patented products, representing 64.7%, 63.3% and 53.0% of our revenues, respectively. We are not aware of any infringement or unauthorized use of our intellectual property rights. We will take appropriate legal actions to protect our rights if there is any unauthorized use or infringement of our rights in the future. To date, we have not been sued for infringement of intellectual property rights by any third party.

Insurance

We have casualty insurance coverage on our property, our goods in transit, and our employees’ personal risks. We do not have insurance coverage on our other assets, inventories, interruption of business or product liabilities.

Employees

As of December 31, 2006, we had a total of 2,485 full-time employees. A breakdown of our employees by function and location as of the same date is set forth below:

	Shenzhen	Quanzhou	Total

Management and administrative	349	46	395
Research and development	419	49	468
Production and quality control	323	194	517
Project design and technical service	743		743
Sales and marketing	358	4	362

Total	2,192	293	2,485

In order to maintain quality, knowledge and skill levels of our employees, we place a strong emphasis on training. We provide training to our employees periodically, ranging from introductory training for new employees, technical training, performance enhancement training, professional enhancement training, team-building and communications training.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC municipal governments in the areas where we operate. We have no obligation beyond the monthly contributions of 8% to 9% of basic staff salaries. Our contributions to the statutory retirement plans are charged to the consolidated statement of income as and when incurred. In addition to the benefits that we are required to provide to our employees pursuant to PRC regulations, we also provide workplace accident insurance. The total amount of contributions we made to employee benefit plans in 2004, 2005 and 2006 was RMB4.0 million, RMB8.5 million and RMB11.7 million (US$1.5 million), respectively.

None of our employees are currently unionized, but they have the statutory right under PRC law to join or organize workers’ unions in China. We have not experienced any significant difficulty in recruiting employees nor have had any significant staff compensation or labor disputes. We consider our relations with our employees to be good.

We enter into employment contracts with most of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and generally for two years thereafter.

Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.

Industry Regulation in China

The PRC government regulates the various aspects of the research, development and production of radio transmission equipment and installation of wireless coverage equipment in China. MII and its counterparts in the local governments are the principal regulators of the telecommunication and related industries in China.

Research, Development and Production of Radio Transmission Equipment

In order to engage in the research and development business for a new type of radio transmission equipment in China, an entity must file with the Radio Management Bureau of MII In order to conduct a radio transmission with equipment under research and development, the entity must set up a temporary station in accordance with relevant regulations for that purpose.

A manufacturer of radio transmission equipment in China must file a product type certificate and a product type code for its radio transmission equipment with the Radio Management Bureau of MII. The manufacturer must mark the product type approval code on the labels of its finished equipment. Without prior authorization from the PRC government, manufacturers may not produce or sell any model of radio transmission equipment with specifications lower than those required in the approval certificate. Unless the type of radio transmission equipment has been approved by the Radio Management Bureau, the manufacturer may not produce, sell, use or advertise such equipment in China. The manufacturer may, however, produce radio transmission equipment for the export market without such approval from the Radio Management Bureau.

Connection of Radio Communication Equipment with a Public Telecommunication Network

China has a network access license system to regulate the connection of radio communication equipment with a public telecommunication network. Without a network access license issued by MII, radio communication equipment may not be connected to a public telecommunication network or sold in China. Network access licenses have a term of three years. A manufacturer that wishes to continue production and sale of radio communication equipment beyond the three-year term may apply to extend the license for an additional three-year term. The manufacturer must affix the network access license marks on its radio communication equipment as well as on its packaging and advertising materials. The manufacturer must apply for a new network access license if there is any change to the equipment that is inconsistent with the scope of the network access license.

Installation of Wireless Coverage Equipment

Installation of wireless coverage equipment constitutes construction work under the regulations in China. Construction companies are subject to various on-going qualification requirements and must obtain a construction enterprise qualification certificate from the relevant authorities in China.

China classifies construction companies into three categories, namely,

•	lead project contractors,

•	specialized contractors, and

•	service subcontractors.

A lead project contractor may carry out the entire project by itself and may subcontract ancillary work to specialized contractors or service subcontractors. Specialized contractors may carry out an entire project undertaking alone and may subcontract labor work to service subcontractors. Service subcontractors may undertake labor work from lead project contractors and specialized contractors. The PRC regulations impose different qualifications on lead project contractors, specialized contractors and service subcontractors. Each qualification is further divided into various grades in accordance with a set of specific criteria.

Qualification certificates of construction companies are subject to the annual review and renewal. The administrative authorities have the authority to close down companies that undertake construction projects without proper qualification certificates and to impose a fine of 2% to 4% of the contract value so involved. Illegal gains so received are also subject to forfeiture. For companies undertaking projects beyond the permitted scope of their respective quality grading, the administrative authorities may stop such illegal activities and impose a fine of 2% to 4% of the contract value so involved. The government may also order offending companies to suspend and restructure their operations and downgrade their qualifications. Serious offenders may have their construction enterprise qualification certificates revoked and any illegal gains forfeited.

Our Compliance with Regulations

Shenzhen GrenTech produces, sells and engages in research and development activities relating to RF technology and other wireless coverage products. Accordingly, Shenzhen GrenTech is required to obtain and has obtained product type approval certificate and product type approval code for radio transmission equipment issued by MII. Shenzhen GrenTech is the only corporate vehicle through which we conduct our business of wireless coverage products and services. We ensure that all contractors we select for our installation work have proper construction enterprise qualification certificates.

Shenzhen Lingxian primarily produces semi-finished RF products, which are not regarded as communication equipment under PRC law.

Lake Microwave and Lake Communication develop, manufacture and sell RF parts and components, which are not regarded as communication equipment under PRC law.

SELLING SHAREHOLDERS

The following table sets forth certain information, as of the date of this prospectus, with respect to the beneficial ownership of our ordinary shares of Actis China and Standard Chartered Private Equity, the selling shareholders.

	Before this offering		After this offering
		Percentage of		Percentage of
		total		total
	Number of	outstanding	Number of	outstanding
Name of selling shareholder	shares	shares	shares	shares

Actis China(1)	46,207,425	7.4%	0	0%
Standard Chartered Private Equity(2)	36,195,425	5.8%	0	0%

(1)	Actis China is a Mauritian private limited company, with its principal business office at Les Cascades, Edith Cavell Street, Port Louis, Mauritius, and a wholly owned subsidiary of Actis China Fund 2, LP, a limited partnership registered in England. The limited partners of Actis China Fund 2, LP have no voting or investment control over its investments (including the ordinary shares held by Actis China Fund 2, LP). Investment and voting decisions of Actis China Fund 2, LP are made by its manager Actis Capital LLP through unanimous decision at meetings of Actis Capital LLP’s investment committee for Actis China Fund LLP. Actis China has entered into a declaration of trust with Actis Executive Co-Investment Plan LP, pursuant to which Actis Executive Co-Investment Plan L.P. is the beneficial owner of 1.9% of the ordinary shares held by Actis China.

(2)	Standard Chartered Private Equity is incorporated in Hong Kong, with its principal business office at 20F, Henley Building, 5 Queen’s Road, Central, Hong Kong, and is indirectly wholly owned by Standard Chartered PLC, a company incorporated in the United Kingdom. Standard Chartered PLC is a widely held public company listed on the London Stock Exchange and the Hong Kong Stock Exchange.

DESCRIPTION OF OUR SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. We have filed copies of our complete memorandum and articles of association as exhibits to our registration statement of which this prospectus forms a part.

As of the date of this prospectus, our authorized share capital consisted of 2,500,000,000 shares, par value of US$0.00002 each. As of the date of this prospectus, 625,000,000 ordinary shares were issued and outstanding.

Ordinary Shares

We were incorporated under the laws of the Cayman Islands as an exempted company. A Cayman Islands exempted company:

•	is a company that conducts its business outside the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including the filing of any annual return of its shareholders with the Registrar of Companies or the Immigration Board;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.

The following summarizes the terms and provisions of our share capital as well as the material applicable laws of the Cayman Islands. This summary is not complete, and you should read our amended and restated memorandum and articles of association, incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381), filed with the SEC on March 13, 2006.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights as holders of our ordinary shares in respect of the ordinary shares. Under the terms of the deposit agreement, the depositary has agreed, subject to certain legal and contractual limitations, to exercise certain shareholder rights (i.e., voting rights, rights offers, etc.) on behalf of the owners of the ADSs. See “Description of American Depositary Shares.”

Meetings

Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors.

Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors and may not be called by any other person. The chairman of our board of directors or a majority of our board of directors may propose special matters for consideration at shareholder meetings. Special matters include any matters to be considered at any extraordinary general meeting or any matter to be considered at any annual general meeting other than with respect to:

•	declarations of dividends,

•	the adoption of our financial statements and reports of directors and auditors thereon,

•	the election of directors,

•	the appointment of our auditors,

•	our authority to grant options not in excess of 20% of the nominal value of our share capital, and

•	our ability to repurchase our securities.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the ordinary shares given that right.

Two shareholders present in person or by proxy that represent not less than a majority of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholder meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise as if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of our shares is described in “— Modification of Rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) shall have one vote, and on a poll every shareholder present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly appointed representative) shall have one vote for each fully paid share for which such shareholder is the holder.

No shareholder shall be entitled to vote or be counted toward a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the recognized clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)) including the right to vote individually by a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge

•	an act which is ultra vires or illegal;

•	an act which constitutes a fraud against the minority shareholder and the wrongdoers are themselves in control of us; and

•	an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital (as described below) alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is subdivided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preference or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with, the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which, in the absence of any such determination in a general meeting, may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any form prescribed by the Nasdaq Global Market or in any other form which our directors may approve. You should note that, under Cayman Islands law, a person whose name is entered on the register of members will be deemed to be a member or shareholder of our company. We have designated Codan Trust Company (Cayman) Limited as our share registrar. We have registered the depositary as the member of our company on behalf of the owners of the ADSs with respect to the shares underlying the ADSs. Under Cayman Islands law, a share certificate constitutes admissible evidence as proof of title of its holder to the shares specified on such certificate.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the Nasdaq Global Market may at any time determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with any requirements of the Nasdaq Global Market, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the U.S. Securities and Exchange Commission, the Nasdaq Global Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend, interest or other sum payable in cash to any shareholder may be paid by check or warrant sent by mail addressed to the shareholder at his registered address, or addressed to such person and at such addresses as the shareholder may direct. Every check or warrant shall, unless the shareholder or joint shareholders otherwise direct, be made payable to the order of the shareholder or, in the case of joint shareholders, to the order of the shareholder whose name stands first on the register in respect of such shares, and shall be sent at their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed by shareholders for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed by shareholders after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in the third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the Nasdaq Global Market has been notified of such intention.

The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.

Issuance of Additional Ordinary Shares or Preference Shares

Subject to the Companies Law and the rules of the Nasdaq Global Market and without prejudice to any special rights or restrictions for the time being attached to any shares or any class of shares, our board of directors may issue additional ordinary shares from time to time as our board of directors determines, to the extent of available authorized but unissued shares and establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Subject to the foregoing, our board of directors may issue series of preference shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preference shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preference shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preference shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

Committees of Board of Directors

Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

Duties and Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and willfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under Cayman Islands law that requires a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each shareholder is entitled to one vote for each share of stock held by the shareholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of shareholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for shareholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose.

The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands laws do not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, auditors and officers against all losses or liabilities incurred or sustained by him or her as a director, auditor or officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity may not extend to any matter in respect of any fraud or dishonesty which may attach to any of these persons.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors shall not be less than two and there shall be no maximum number of our directors unless our shareholders in general meeting otherwise determine a maximum number. Initially we have set our board of directors to have ten directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. At each annual general meeting, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office by rotation provided that every director shall be subject to retirement at least once every three years. Any vacancies on our board of directors or additions to the existing board of directors can be filled by an ordinary resolution of our shareholders or the affirmative vote of a majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time deemed necessary by any one of our directors. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.

A meeting of our board of directors shall be competent to make lawful and binding decisions if a majority of the members of our board of directors are present or represented. At any meeting of our directors, each director is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits shareholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association. In comparison, Delaware law permits corporations to have a staggered board of directors.

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-132385 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 25 ordinary shares on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. These practical considerations and legal limitations include situations such as where the value of ordinary shares or rights to be distributed are too low to justify the expense of making the distribution, as well as the inability to distribute rights or other securities to holders of ADSs in a jurisdiction where such distribution would require registration of the securities to be distributed. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary and deposit the funds with the custodian. Upon receipt of such notice and confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to any restrictions imposed by the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will notify the depositary and deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash net of any applicable fees, expenses, taxes and charges.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary; or

•	the depositary determines that it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if we have timely requested that the distribution be made available to you, it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If we have timely requested that the distribution be made available to you, it is reasonably practicable to distribute such property to you and we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will mail notice of the redemption to the holders.

The custodian will be instructed to surrender the ordinary shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable the holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Notices and Reports

We will give the depositary notice in English of any shareholders meeting or any action by shareholders with respect to dividends, redemptions, distributions or offering of rights of deposited securities. We will also give the depositary other notices, reports and communications made generally available to our shareholders and our annual reports in English. At our request, the depositary will distribute such notices, reports and other communications to all holders of ADSs by mail, or if designated by the holder of the ADS as an acceptable means of notification, by means of electronic transmission. The depositary will make available a copy of any of the notices, reports or communications that we deliver to it for inspection by the holders of the ADSs at the depositary’s principal office, at the office of the custodian and at other designated transfer offices.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of our company that changes the ordinary shares.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split-up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split-up of ADRs.

Withdrawal of Ordinary Shares upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold an ADS registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of ordinary shares, the depositary will either return the number of ADSs representing any remaining fractional ordinary shares or sell the ordinary shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Voting Rights Attaching to the Shares.”

Voting at our shareholder meetings is by show of hands unless a poll is demanded. The depositary will not join in demanding a poll whether or not it is requested to do so by holders of the ADSs. A poll may be demanded by (i) the chairman, (ii) at least three shareholders present in person or by proxy, (iii) any shareholder or shareholders present in person or by proxy holding not less than one-tenth of the total voting rights of our shares conferring the right to vote or (iv) any shareholder or shareholders present in person or by proxy holding shares of which the aggregate paid up sum is equal to not less than one-tenth of the total paid up sum of our shares conferring the right to vote. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs as follows:

•	In the event of voting by show of hands, each shareholder has one vote irrespective of the number of shares held by such person; and

•	In the event of poll voting, each shareholder has an amount of votes equal to the number of shares held as of the applicable record date.

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In the event voting takes place at a shareholders’ meeting by show of hands, the depositary will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions. In the event voting takes place at a shareholders’ meeting by poll, the depositary will instruct the custodian to vote the ordinary shares on deposit with the custodian in accordance with the voting instructions received from the holders of ADSs. In the event of voting by poll, ordinary shares on deposit with the custodian for which no timely voting instructions have been received will not be voted (but all ordinary shares on deposit with the custodian will be represented at the meeting for quorum purposes if any timely voting instructions have been received from holders).

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted (except in the case voting is by show of hands, in which case the depositary will instruct the custodian to vote all ordinary shares on deposit with the custodian in accordance with the voting instructions received from a majority of holders of ADSs who provided voting instructions).

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service:	Fees:

Issuance of ADSs	Up to US$0.05 per ADS issued
Cancellation of ADSs	Up to US$0.05 per ADS canceled
Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held
Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS issued
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per share (or share equivalent) distributed
Annual Depositary Services Fee	Annually up to US$0.02 per ADS held on any applicable record date established by the depositary
Transfer of ADRs	US$ 1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

We have agreed to pay certain other charges and expenses of the depositary. Note that the fees and charges you may be required to pay may vary over time and may be changed by agreement between us and the depositary. You will receive prior notice of such changes.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination.

Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the ordinary shares represented by your ADSs and the delivery of all other property held by the depositary in respect of those ordinary shares on the same terms as prior to the termination. During such six months’ period the depositary will continue to collect all distributions received on the ordinary shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary may sell the securities held on deposit. The depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in The City of New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you, which will not affect our liability under U.S. federal securities laws. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

In compliance with the provisions of the deposit agreement, the depositary may, in certain circumstances, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions. The depositary may engage in a pre-release transaction only under the following conditions:

•	at the time of the pre-release transaction, the person to whom the pre-release is being made must represent to the depositary that it or its customer (i) owns the ordinary shares or ADSs to be delivered, (ii) agrees to indicate the depositary as owner of such ordinary shares or ADSs in its records and holds such ordinary shares and ADSs in trust for the depositary until delivery and (iii) unconditionally guarantees to deliver such ordinary shares or ADSs;

•	the pre-release transaction must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to close out the pre-release transaction on not more than five business days’ notice; and

•	subject to such further indemnities and credit regulations as the depositary deems appropriate.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release to 30% of total ordinary shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so. The depositary may also set limits with respect to the number of ADSs and ordinary shares involved in pre-release transactions with any one person on a case-by-case basis as it deems appropriate.

The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on your ADSs and the securities represented by your ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due on your ADSs and the securities represented by your ADSs.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;

•	distribute the foreign currency to holders for whom the distribution is lawful and practical; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement is governed by the laws of the State of New York. We and the depositary bank have agreed that the federal or state courts in The City of New York shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any dispute between us that may arise out of or in connection with the deposit agreement. We also submitted to the jurisdiction of these courts and we have appointed an agent for service of process in The City of New York. See “Enforcement of Civil Liabilities.”

TAXATION

The following is a general summary of the material Cayman Islands and U.S. federal income tax consequences relevant to an investment in our ADSs. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser and is not exhaustive of all possible tax considerations. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a summary of the principal United States federal income tax consequences for U.S. Holders (as defined below) under present law of the purchase, ownership and disposition of ADSs by U.S. Holders who purchase the ADSs in the offering. This summary is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”) would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary applies only to investors that hold the ADSs as capital assets, that have the U.S. dollar as their functional currency and that do not exchange the ADSs for ordinary shares.

The following discussion is for general information only and does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	dealers in stock, securities or currencies;

•	traders in securities that elect to mark to market;

•	partnerships and their partners;

•	tax-exempt entities;

•	retirement plans;

•	regulated investment companies and real estate investment trusts;

•	holders who are not U.S. Holders;

•	persons liable for alternative minimum tax;

•	persons holding an ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction; or

•	holders that actually or constructively own 10% or more of our voting stock.

Prospective purchasers are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances and the United States federal income and estate tax consequences to them of the purchase, ownership and disposition of the ADSs, as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs.

As used herein, the term “U.S. Holders” means a beneficial owner of ADSs that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ADSs, you should consult your tax advisors.

The discussion below is written on the basis that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of foreign withholding taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

Taxation of Dividends and Other Distributions on the ADSs

Subject to the passive foreign investment company rules discussed below, all our distributions to you with respect to the ADSs, other than certain pro rata distributions of our ADSs, will be includible in your gross income as ordinary dividend income when the depositary receives the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. The dividends will not be eligible for the dividends-received deduction allowed to corporations.

With respect to non-corporate holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADS are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met. It is expected that our ADSs will be “readily tradable” as a result of being listed on the Nasdaq Global Market. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. Dividends will generally constitute foreign source income for foreign tax credit limitation purposes. U.S. Holders should consult their own advisors regarding the tax consequences to them if dividends are paid in a non-U.S. currency as well as the possible application of the income tax treaty between the PRC and the United States to dividends.

Taxation of Disposition of ADSs

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale or exchange of an ADS in an amount equal to the difference between the amount realized for the ADS and your tax basis in the ADS. The gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you are an individual who has held the ADS for more than one year. The deductibility of a capital loss maybe subject to limitations. Any gain or loss that you recognize will generally be treated as United States source gain or loss. U.S. Holders should consult their own advisors regarding the tax consequences to them if a foreign withholding tax is imposed on a disposition of ADS as well as the possible application of the income tax treaty between the PRC and the United States to such a disposition.

Passive Foreign Investment Company

Based on our current and projected income and assets, we do not believe that we should be classified as a passive foreign investment company for United States federal income tax purposes for the current year and do not expect to become a passive foreign investment company in the future. However, there can be no assurance that we will not be a passive foreign investment company for the current or any future taxable year or that the IRS will not challenge our determination concerning our passive foreign investment company status. A company is considered a passive foreign investment company for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For this purpose, cash is categorized as a passive asset and the Company’s unbooked intangibles are taken into account. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

In calculating the value of our goodwill and other unbooked intangibles, we have valued our total assets based on our total market value determined using the selling price of the ADSs and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our goodwill, which may also result in us being classified as a passive foreign investment company.

The determination of whether we will be classified as a passive foreign investment company is made annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change. As a result, our passive foreign investment company status may change. In particular, as we have valued our goodwill based on the market value of our ADSs, a decrease in the price of our ADSs may result in us becoming a passive foreign investment company.

If we are a passive foreign investment company for any taxable year during which you hold ADSs, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If we are a passive foreign investment company for any taxable year during which you hold ADSs, we will continue to be treated as a passive foreign investment company with respect to you for all succeeding years during which you hold ADSs, regardless of whether we continue to be a passive foreign investment company. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs in any year in which we are classified as a passive foreign investment company. You are urged to consult your tax advisors about the application of the passive foreign investment company rules to any of our subsidiaries.

In certain circumstances, you may make an election to include gain on the ADSs under a mark-to-market method, provided that such ADSs are “marketable stock”. The ADSs will be “marketable stock” as long as they remain listed on the Nasdaq Global Market and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) an at least fifteen days during each calendar quarter. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded. If you make an effective mark-to-market election, you generally will not be subject to the “excess distribution” and other rules discussed above, and you generally will be required to include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can in certain circumstances avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. It is anticipated that this option will not be available to you because we do not intend to comply with the requirements necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs if we are considered a passive foreign investment company in any taxable year.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS, unless you are an exempt recipient such as a corporation. However, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2007, the selling shareholders have agreed to sell to the underwriters named below, for whom Bear, Stearns & Co. Inc. is acting as sole representative, the following numbers of ADSs:

Number
Underwriters	of ADSs

Bear, Stearns & Co. Inc.
CIBC World Markets Corp.

Total	3,296,114

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of nondefaulting underwriters may be increased or the offering may be terminated.

The underwriters are offering the ADSs, subject to prior sale, when as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

All sales of the ADSs in the United States will be made by U.S. registered brokers.

We have been advised by the underwriters that they propose to offer the ADSs to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of US$      per ADS under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than US$      per ADS to other dealers. After the public offering, the underwriters may change the offering price and other selling terms.

The underwriting discounts and commissions per ADS are equal to the public offering price per ADSs less the amount paid by the underwriters to the selling shareholders per ADS. The underwriting discounts and commissions are     % of the public offering price. The selling shareholders have agreed to pay the underwriters the following discounts and commissions:

	Per ADS	Total

Underwriting discounts and commissions paid by the selling shareholders	US$	US$

Total expenses for this offering are estimated to be approximately US$     , including depositary bank fees and expenses of approximately US$     , SEC registration fees of US$1,391.37, NASD filing fees of US$5,020.62, printing fees of approximately US$     , legal fees of approximately US$      and accounting fees of approximately US$     . The selling shareholders will pay these expenses. The underwriters have agreed to bear their own expenses in connection with the offering.

We, our directors and officers and certain of our other shareholders, who collectively own an aggregate of 52.6% of our outstanding ordinary shares, have agreed that, without the prior written consent of Bear, Stearns & Co. Inc., neither we nor any of our directors and officers nor any of the selling shareholders nor any of such other shareholders will, during the period of 90 days from the date of this prospectus:

•	directly or indirectly, issue, offer, sell, agree to issue, offer or sell, solicit offers to purchase, grant any call option, warrant or other right to purchase, purchase any put option or other right to sell, pledge, borrow or otherwise dispose of any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, or make any announcement of any of the foregoing,

•	establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), and the rules and regulations promulgated thereunder) with respect to any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, and

•	otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities, whether or not such transaction is to be settled by delivery of our ADSs, ordinary shares, other securities, cash or other consideration;

provided, however, that Guoren Industrial, HXY Investments and Drag Investments, which collectively own an aggregate of 52.6% of our outstanding ordinary shares, are entitled to sell our ADSs at any time at a price of not less than $18.00 per ADS pursuant to so-called “10b5-1” trading plans that they have established or may establish. In general, 10b5-1 plans enable executives and other insiders of a company who may otherwise not be able to sell securities of a company while in the possession of material non-public information about the company to sell securities pursuant to a written plan that meets certain conditions. Any such sales must also be conducted in accordance with Rule 144 under the Securities Act. In general, under Rule 144, a person who has beneficially owned our ordinary shares for at least one year is entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of:

•	1% of our then outstanding ordinary shares in the form of ADS or otherwise, and

•	the average weekly trading volume of our ordinary shares in the form of ADS or otherwise during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 must be made through unsolicited brokers’ transactions and are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

The lock-up restrictions above do not apply to the sale of our ordinary shares in the form of ADSs to the underwriters and the grant of options under our share option scheme.

We have also agreed that, subject to certain exceptions, we will not file a registration statement under the Securities Act in connection with any transaction by us or any person that is prohibited pursuant to the foregoing. In addition, each of our directors and executive officers and the selling shareholders has agreed that, without the prior written consent of Bear, Stearns & Co. Inc., they will not, during the period of 90 days from the date of this prospectus, file or participate in the filing with the SEC of any registration statement, or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document with respect to any proposed offering or sale of any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs, ordinary shares or other such securities.

Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, all of the foregoing restrictions shall continue to apply to us, our directors and executive officers and all if our existing shareholders until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “GRRF.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The underwriters shall close out any short position by purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. A naked position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Global Market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters or securities dealers. In addition, such underwriters or dealers may agree to allocate a number of ADSs for sale to online brokerage account holders. ADSs to be sold in an electronic distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Certain of the underwriters or their affiliates have in the past and may in the future provide investment banking and other financial services to us and our affiliates in the ordinary course of business and have or will receive customary compensation in connection therewith. The address of the representative of the underwriters, Bear, Stearns & Co. Inc., is 383 Madison Avenue, New York, New York 10179.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. The foregoing restrictions do not apply to stabilization transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State the underwriters have not made and may not make an offer of ADSs to the public in that Member State, except that the underwriters may, with effect from and including such date, make an offer of ADSs to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of ADSs to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.

United Kingdom

The underwriters have only communicated or caused to be communicated and may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any ADSs in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any offering material relating to ADSs or ordinary shares has been or will be submitted to the “Commission des Opérations de Bourse” for approval (“Visa”) in France. Underwriters may not offer or sell any ADSs or ordinary shares or distribute or cause to be distributed any copies of this prospectus or any offering material relating to the ADSs or ordinary shares, directly or indirectly, in France, except to qualified investors (“investisseurs qualifiés”) and/or a restricted group of investors (“cercle restreint d’investisseurs”), in each case acting for their account, all as defined in, and in accordance with, Article L. 411-1 and L. 411-2 of the Monetary and Financial Code and “Décret” no. 98-880 dated October 1, 1998.

Germany

This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) or any other German governmental authority. Underwriters may not offer or sell any ADSs or ordinary shares or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and underwriters will not take any steps which would constitute a public offering of the ADSs or ordinary shares in Germany.

Italy

The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, each underwriter has represented and agreed that the ADSs or ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of 1st July, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of 24th February, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of 14th May, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus or any other document relating to the ADSs or ordinary shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of 1st September 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

The Netherlands

Underwriters may not offer, distribute, sell, transfer or deliver any ADSs or ordinary shares, directly or indirectly, in The Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995 (“Vrijstellingsregeling Wet toezicht effectenverkeer 1995”), which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Switzerland

Underwriters may not offer or sell the ADSs and ordinary shares to any investors in Switzerland other than on a non public basis; this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

Hong Kong

The ordinary shares and ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares or ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares or ADSs which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered with the Monetary Authority of Singapore. Accordingly, the underwriters have not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and may not offer or sell any ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person, or any person pursuant to Section 257(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The underwriters will notify (whether through the distribution of the prospectus or otherwise) each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased ADSs from or through that underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

People’s Republic of China

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the People’s Republic of China. The ADSs and ordinary shares may not be offered or sold, directly or indirectly, in the People’s Republic of China.

Cayman Islands

This prospectus does not constitute an invitation to the public in the Cayman Islands to subscribe for the ADSs or ordinary shares.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan. The underwriters have not offered or sold, and may not offer or sell, directly or indirectly, any ADSs in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any resident for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except:

•	pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan; and

•	in compliance with the other relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York law will be passed upon for us by Morrison & Foerster LLP. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Conyers Dill & Pearman, our Cayman Islands counsel. Legal matters as to PRC law will be passed upon for us by GFE Law Office and for the underwriters by Jun He Law Offices. O’Melveny & Myers LLP is advising the selling shareholders as to matters of U.S. federal and New York law.

EXPERTS

The consolidated financial statements of China GrenTech Corporation Limited as of December 31, 2005 and 2006 and for each of the years in the three-year period ended December 31, 2006, are included and incorporated by reference in this prospectus in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere and incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands because of the following benefits to us there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	absence of exchange control or currency restrictions; and

•	availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

We conduct almost all of our current operations in China through Shenzhen GrenTech, our wholly owned PRC subsidiary, and its further subsidiaries in China. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions outside the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and GFE Law Office, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

GFE Law Office has advised us that the PRC Civil Procedures Law contains provisions relating to recognition and enforcement of foreign judgments. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between China and such other jurisdiction. At present, there is no such treaty between China and the United States or the Cayman Islands.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a foreign private issuer as defined in Rule 3b-4 of the Exchange Act. In accordance with these reporting requirements, we file reports and other information with the U.S. Securities and Exchange Commission, or the SEC. Such reports and other information can be inspected and copied at the public reference room at Station Place, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants, such as ourselves, that file electronically with the SEC. The address of such web site is http://www.sec.gov. You may also obtain information from the public reference room by calling the SEC at 1-800-SEC-0330.

We intend to furnish our security holders with annual reports containing additional financial statements and a report thereon by an independent registered public accounting firm prior to each of our annual meetings.

We will furnish to Citibank, N.A., as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

Our ADSs are quoted on the Nasdaq Global Market under the symbol “GRRF.” You may inspect certain reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus.

The following documents are incorporated herein by reference:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2006 as filed with the SEC on May 4, 2007; and

•	our current report on Form 6-K as filed with the SEC on May 14, 2007.

In addition, all documents we file under Sections 13(a), 13(c) and 15(d) of the Exchange Act subsequent to the date hereof and before the termination of this offering, are incorporated by reference including current reports on Form 6-K that we file with the SEC prior to the termination of this offering that indicate they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon the oral or written request of such person, a copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates), of which this prospectus forms a part. Such requests should be directed to:

Qiangchang Liu, Vice President,
China GrenTech Corporation Limited,
16th Floor, Zhongyin Tower,
Caitian North Road, Futian District,
Shenzhen 518026,
People’s Republic of China.

Our telephone number at that location is (86 755) 8350-1796. Our corporate web site address is www.grentech.com.cn. The information on our web site is not intended to be a part of this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
China GrenTech Corporation Limited:

We have audited the accompanying consolidated balance sheets of China GrenTech Corporation Limited and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China GrenTech Corporation Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2006, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(b) to the consolidated financial statements.

KPMG
Hong Kong, China
April 20, 2007

China GrenTech Corporation Limited and subsidiaries

Consolidated Balance Sheets
as of December 31 2005 and 2006
(RMB and US$ expressed in thousands)

	Note	2005	2006	2006
		RMB	RMB	US$

Assets
Current assets
Cash and cash equivalents		128,608	467,423	59,895
Pledged time deposits	3	76,250	238,618	30,576
Accounts receivable, net of allowances for estimated settlement discounts and doubtful debts of RMB 24,204 and RMB 21,159 respectively as of December 31, 2005 and 2006	4	537,321	747,859	95,829
Inventories	5	370,136	434,406	55,664
Prepaid expenses and other current assets		51,275	52,635	6,744
Deferred income taxes and deferred tax charges	6	8,482	7,466	957

Total current assets		1,172,072	1,948,407	249,665
Property, plant and equipment, net	7	120,356	168,603	21,604
Lease prepayments, net	8	4,736	13,632	1,746
Investment securities	9	7,944	7,944	1,018
Goodwill	11	8,216	8,216	1,053
Intangible assets, net	10	113	75	10
Long-term accounts receivable, net	4	162,032	268,957	34,464

Total assets		1,475,469	2,415,834	309,560

Liabilities
Current liabilities
Short-term bank loans	14	160,614	336,050	43,061
Accounts payable		174,367	181,220	23,221
Bills payable		29,067	78,576	10,069
Accrued expenses and other payables	12	263,331	208,833	26,759
Amounts due to related parties	21	1,920	—	—
Income tax payable		28,344	35,760	4,582
Dividend payable		80,908	25,996	3,331

Total current liabilities		738,551	866,435	111,023
Long-term debt	15	167,053	—	—

Total liabilities		905,604	866,435	111,023
Commitments and contingencies	25
Minority interests		17,704	18,971	2,431

Mandatorily redeemable convertible preference shares US$0.00002 par value; 33,634,500 shares authorized, issued and outstanding as of December 31, 2005; fully converted into ordinary shares and nil outstanding as of December 31, 2006	16	45,441	—	—

Shareholders’ equity
Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 466,365,500 and 625,000,000 issued and outstanding as of December 31, 2005 and 2006 respectively	17	77	103	13
Contributed surplus		158,534	853,476	109,363
Statutory reserves		117,092	132,403	16,966
Retained earnings		231,017	544,446	69,764

Total shareholders’ equity		506,720	1,530,428	196,106

Total liabilities and shareholders’ equity		1,475,469	2,415,834	309,560

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries

Consolidated Statements of Income
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$

Revenues	18	566,504	716,270	832,795	106,712
Cost of revenues	19	(241,930)	(328,064)	(437,040)	(56,001)

Gross profit		324,574	388,206	395,755	50,711

Operating expenses:
Research and development costs	19	(16,326)	(30,616)	(47,671)	(6,108)
Sales and distribution expenses	19	(71,035)	(91,489)	(112,948)	(14,473)
General and administrative expenses	19	(29,744)	(41,057)	(55,944)	(7,169)

Total operating expenses		(117,105)	(163,162)	(216,563)	(27,750)

Operating income		207,469	225,044	179,192	22,961
Other income/(expense)
Interest income		4,006	3,213	19,186	2,458
Interest expense		(39,392)	(36,105)	(28,026)	(3,591)
Investment income		899	159	238	30
Foreign currency exchange gain/(loss)		—	5,584	(9,875)	(1,265)
Grant income		716	16,732	7,670	983

Total other expense		(33,771)	(10,417)	(10,807)	(1,385)

Income before income tax expense and minority interests		173,698	214,627	168,385	21,576
Income tax expense	6	(16,020)	(26,097)	(18,277)	(2,342)

Income before minority interests		157,678	188,530	150,108	19,234
Minority interests, net of tax		(11,117)	(7,086)	(1,267)	(162)

Net income		146,561	181,444	148,841	19,072
Dividends, accretion to redemption value and of foreign currency rate movements on mandatorily redeemable convertible preference shares	16	(3,509)	(2,428)	(549)	(70)

Net income available to ordinary shareholders		143,052	179,016	148,292	19,002

Net income per share available to ordinary shareholders:
— Basic	20	0.31	0.38	0.25	0.03

— Diluted	20	0.29	0.36	0.25	0.03

Weighted average number of ordinary shares:
— Basic	20	466,365,500	466,365,500	584,580,799	584,580,799

— Diluted	20	500,000,000	500,000,000	593,150,684	593,150,684

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries

Consolidated Statements of Shareholder’s Equity
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousands, except per share data)

		Ordinary shares					Total
		Number of		Contributed	Statutory	Retained	shareholders’
	Note	shares	Amount	surplus	reserves	earnings	equity
			RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2004		466,365,500	77	158,534	57,249	44,289	260,149
Net income		—	—	—	—	146,561	146,561
Appropriation to statutory reserves		—	—	—	25,721	(25,721)	—
Dividends declared on ordinary shares		—	—	—	—	(54,411)	(54,411)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(2,193)	(2,193)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(1,316)	(1,316)

Balance as of December 31, 2004		466,365,500	77	158,534	82,970	107,209	348,790
Net income		—	—	—	—	181,444	181,444
Interest on long-term debt paid by shareholders	15	—	—	—	—	8,567	8,567
Appropriation to statutory reserves		—	—	—	34,122	(34,122)	—
Dividends declared on ordinary shares		—	—	—	—	(29,653)	(29,653)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(2,139)	(2,139)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(1,385)	(1,385)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	1,096	1,096

Balance as of December 31, 2005		466,365,500	77	158,534	117,092	231,017	506,720
Balance as of January 1, 2006		466,365,500	77	158,534	117,092	231,017	506,720
Net income		—	—	—	—	148,841	148,841
Interest on long-term debt paid by shareholders	15	—	—	—	—	8,345	8,345
Appropriation to statutory reserves		—	—	—	15,311	(15,311)	—
Dividends declared on ordinary shares	17	—	—	—	—	(7,609)	(7,609)
Dividends declared on mandatorily redeemable convertible preference shares	16	—	—	—	—	(548)	(548)
Accretion to redemption value on mandatorily redeemable convertible preference shares	16	—	—	—	—	(360)	(360)
Effect of foreign currency rate movement on mandatorily redeemable convertible preference shares		—	—	—	—	359	359
Issue of new shares, net of related offering costs of RMB 71,534	1,17	125,000,000	20	649,002	—	—	649,022
Conversion of mandatorily redeemable convertible preference shares	16	33,634,500	6	45,940	—	—	45,946
Extinguishment of obligations in respect of long-term debt and related interest payable	15	—	—	—	—	179,712	179,712

Balance as of December 31, 2006		625,000,000	103	853,476	132,403	544,446	1,530,428

Balance as of December 31, 2006 — US		$625,000,000	13	109,363	16,966	69,764	196,106

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries

Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousand)

	Note	2004	2005	2006	2006
		RMB	RMB	RMB	US$

Cash flow from operating activities
Net income		146,561	181,444	148,841	19,072
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Loss on disposal of property, plant and equipment		7	—	1,297	166
Depreciation of property, plant and equipment	19	11,622	16,707	22,050	2,826
Amortization of lease prepayments and intangible assets		131	145	330	42
Interest expense on Exchangeable Bonds		13,706	14,117	3,340	428
Minority interests		11,117	7,086	1,267	162
Allowance for doubtful accounts		308	1,912	2,030	260
Deferred income taxes and deferred tax charges		(3,353)	4,228	1,016	130
Foreign currency exchange (gain)/loss		—	(5,584)	8,428	1,080
Changes in operating assets and liabilities, net of effects of acquisition of a subsidiary:
Accounts receivable		70,016	(345,954)	(319,493)	(40,939)
Inventories		(127,278)	(73,732)	(64,270)	(8,235
Prepaid expenses and other current assets		(39,365)	6,556	(1,360)	(174)
Accounts payable		84,463	21,722	6,853	878
Bills payable		14,996	(562)	49,509	6,344
Accrued expenses and other payables		22,518	54,476	19,888	2,549
Income tax payable		11,561	3,868	7,416	950
Amounts due to related parties		1,234	960	(1,920)	(246)

Net cash provided by/(used in) operating activities		218,244	(112,611)	(114,778)	(14,707)

Cash flow from investing activities
Purchase of property, plant and equipment		(46,080)	(40,961)	(71,639)	(9,180)
Purchase of land use rights		(962)	—	(9,188)	(1,177)
(Increase)/decrease in pledged time deposits		(26,694)	19,658	(162,368)	(20,806)
Acquisition of interests in subsidiary, net of cash acquired		(1,067)	—	—	—
Proceeds from sale of property, plant and equipment		466	403	45	6

Net cash used in investing activities		(74,337)	(20,900)	(243,150)	(31,157)

Cash flow from financing activities
Repurchase of registered capital interests	17	(46,000)	—	—	—
Net proceeds from issue of new shares		—	—	649,022	83,164
Principal payments of short-term bank loans		(646,330)	(283,850)	(342,104)	(43,836)
Proceeds from short-term bank loans		571,330	279,614	517,540	66,316
Proceeds from/(payment for) collection of sold accounts receivable on behalf of financial institutions, net		98,037	(25,955)	(54,321)	(6,961)
Dividends paid		—	(10,622)	(61,623)	(7,896)

Net cash (used in)/provided by financing activities		(22,963)	(40,813)	708,514	90,787

Effect of foreign currency exchange rate change on cash		—	—	(11,771)	(1,508)
Net increase/(decrease) in cash and cash equivalents		120,944	(174,324)	338,815	43,415
Cash and cash equivalents:
At beginning of year		181,988	302,932	128,608	16,480

At end of year		302,932	128,608	467,423	59,895

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries

Consolidated Statements of Cash Flows
for the years ended December 31, 2004, 2005 and 2006
(RMB and US$ expressed in thousand)

	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Income tax	7,812	18,001	9,844	1,261
Interest expense	25,686	29,693	24,686	3,163
Significant Non-Cash Transactions:
Interest on long-term debt paid by shareholders	—	8,567	8,345	1,069
Extinguishment of obligations in respect of long-term debt and related interest payable	—	—	179,712	23,028
Conversion of mandatorily redeemable convertible preference shares into new ordinary shares	—	—	45,946	5,887
Acquisition on additional equity interest in subsidiary by transfer and exchange of accounts receivable	—	20,000	—	—

See accompanying notes to the consolidated financial statements.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(1)	Principal Activities, Basis of Presentation and Organization

Principal Activities

China GrenTech Corporation Limited (the “Company”, formerly known as Powercom Holdings Limited) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are principally engaged in the manufacture and sale of wireless coverage products and services in the People’s Republic of China (the “PRC”). The Group derives substantially all of its revenues from China United Telecommunications Corporation and its affiliates (the “China Unicom Group”), China Mobile Communications Corporation and its affiliates (the “China Mobile Group”) and China Telecom Corporation Limited and its affiliates (the “China Telecom Group”). At December 31, 2006, the China Unicom Group and the China Mobile Group are the only two licensed wireless communication operators in the PRC. See Note 24.

Basis of Presentation and Organization

The Company was incorporated in the Cayman Islands and was established on December 3, 2003, as part of the reorganization and initial public offering (“IPO”) of Shenzhen GrenTech Company Limited (“Shenzhen GrenTech”, formerly known as Shenzhen Powercom Company Limited) and its subsidiaries (the “Reorganization”). Shenzhen GrenTech was established in the PRC in July 1999 as a domestic limited liability company with registered capital of RMB 10,000,000. The registered capital was subsequently increased to RMB 112,000,000 in 2000. As of December 31, 2006, Shenzhen GrenTech’s principal subsidiaries consist of i) Shenzhen Lingxian Technology Company Limited (“Shenzhen Lingxian”), a 99% owned domestic limited liability company; ii) Quanzhou Lake Communication Company Limited (“Lake Communication”), an 80% owned domestic limited liability company and; iii) Quanzhou Lake Microwave Company Limited (“Lake Microwave”), an 80% owned domestic limited liability company.

In connection with the Reorganization in December 2003, the shareholders of Shenzhen GrenTech, through a series of related transactions, including the issuance of Exchangeable Bonds (Note 15) to third party investors for proceeds of US$20,700,000, transferred their entire equity interests in Shenzhen GrenTech to the Company in exchange for 466,365,500 ordinary shares of the Company (see Note 17). As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company in preparation for the initial public offering of securities of GrenTech, and as the shareholders’ proportionate equity interests in the Company upon consummation of the Reorganization were identical to their proportionate equity interests in Shenzhen GrenTech just prior to the consummation of the Reorganization, the accompanying consolidated financial statements have been prepared as a reorganization of businesses under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities transferred to the Company have been stated at the historical carrying amounts of Shenzhen GrenTech.

On April 4, 2006, the Company completed its IPO and sold 5,000,000 ADSs, representing 125,000,000 new ordinary shares, at an initial public offering price of US$18.00 per ADS. The Company received net proceeds, after deduction of the related offering costs, in the amount of RMB 649,022,000 (approximately US$83,164,000).

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

This basis of accounting differs in certain material respects from that used for the preparation of the books of account of the Company’s principal subsidiaries, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of their domicile. The accompanying consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(2)	Summary of Significant Accounting Policies and Practices

(a)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Foreign Currency Transactions

The Company and its subsidiaries’ functional and reporting currency is the RMB.

Transactions denominated in currencies other than Renminbi (“RMB”) are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

Commencing from July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Consequently, the PBOC’s exchange rate of the U.S. dollar against the RMB was adjusted from approximately RMB 8.28 per U.S. dollar on July 20, 2005 to RMB 8.11 per U.S. dollar on July 21, 2005, and has continued to fluctuate within a limited range from that date, and was RMB 7.8087 per U.S. dollar on December 31, 2006.

For the convenience of the readers, the 2006 RMB amounts included in the accompanying consolidated financial statements have been translated into United States dollars at the rate of US$1.00 = RMB 7.8041, being the noon buy rate for U.S. dollars in effect on December 29, 2006 in the City of New York for cable transfer in Renminbi per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on December 31, 2006, or at any other date.

RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

As a result of the decline of the exchange rate of the U.S. dollar against RMB, the carrying value of the mandatorily redeemable convertible preference shares, which was denominated in U.S. dollars, was reduced by RMB 1,096,000 and RMB 359,000 (US$46,000) respectively for the year ended December 31, 2005 and the period from January 1, 2006 to April 3, 2006 (being the date of conversion into ordinary shares). The effects of the foreign currency rate movements were reflected as adjustments to shareholders’ equity in 2005 and 2006.

(c)	Use of Estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount of property, plant

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

and equipment, valuation allowances for accounts receivable, realizable values for inventories and accrued warranty costs. Changes in facts and circumstances may result in revised estimates.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including certificates of deposit and other highly liquid debt instruments with initial terms of less than three months.

(e)	Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions. Allowances for doubtful accounts are charged to general and administrative expenses.

Outstanding account balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The Company’s off-balance-sheet credit exposure consists primarily of receivables sold to financial institutions that are subject to limited recourse (Note 3).

(f)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average cost method. Cost of work in progress and finished goods comprises direct materials, direct production cost and an allocated proportion of production overheads. Cost of finished goods also includes cost of installation services performed on finished good products delivered and installed on customers’ sites, and such installation services are pending for inspection and acceptance by customers as of the balance sheet date.

(g)	Property, Plant and Equipment

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation of property, plant and equipment is calculated based on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets as follows:

Years

Buildings	20
Equipment and machinery	5-10
Motor vehicles	10
Office equipment and computer software	5

No deprecation is provided in respect of construction in progress.

(h)	Lease Prepayments

Lease prepayments represent the cost of land use rights in the PRC. Land use rights are carried at cost and amortized on a straight-line basis over the period of rights of 50 years.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the net fair value of tangible and identifiable intangible assets of businesses acquired. Goodwill and intangible assets other than goodwill which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations”. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

As of December 31, 2005 and 2006, goodwill was attributable to the acquisition of additional 9% equity interest in Shenzhen Lingxian in 2005 (Note 11).

Intangible assets with estimated useful lives consist of registered patents that are amortized on a straight-line basis over the estimated useful life of 10 years.

(j)	Investment securities

Investments in equity securities of privately held companies where the Company’s level of ownership is such that it cannot exercise significant influence over the investee (i.e. voting common stock ownership of less than 20%) are stated at cost, adjusted for declines in fair value that are considered other than temporary. Fair value of the investments is estimated based on market value appraisals or other valuation techniques. In determining whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes, but is not limited to, the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, and forecasted performance, cash flows and the net assets of the investee. Any impairment is charged to earnings and a new cost basis for the investment is established.

(k)	Impairment of Long-Lived Assets

Long-lived assets, including intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset, including identifiable intangible assets with finite useful lives. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is measured by the asset’s discounted cash flows or market value, if readily determinable.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(l)	Revenue Recognition

The Company derives revenues principally from the provision and sale of wireless coverage products and services, and to a lesser extent the sale of RF parts and components. Revenue is recognized when the risk and rewards are transferred, delivery has occurred or the services have been rendered, persuasive evidence of any arrangement exists, the price to the buyer is fixed or determinable and collectibility is reasonably assured. These criteria as they apply to the provision and sale of wireless coverage products and services, and the sale of RF parts and components are as follows:

Wireless coverage products and services

A wireless coverage products and services contract consists of two revenue-generating activities, or deliverables, the sale of wireless coverage products and the provision of installation services. Pursuant to Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”, the equipment sale and installation services are accounted for as separate units of accounting for the following reasons: i) the equipment has standalone value as it can and has been sold separately by the Company; ii) objective and reliable evidence of the fair value for the installation services exists as evidenced by the amount charged by independent third parties; and iii) there are no refund rights in these arrangements. As objective and reliable evidence of fair value exists for both the equipment and installation services, the appropriate revenue recognition convention is separately applied to each of the two deliverables.

Revenue is allocated to each deliverable based on their relative fair values, such as the sales price for the deliverable when it is sold on a stand-alone basis or based on third-party pricing for a similar deliverable. Revenue attributable to the sale of the wireless coverage products element is recognized when i) the buyer has executed and signed a sale and purchase contract, which specifies the price, payment terms, and the wireless coverage products and installation services to be delivered and provided; ii) the wireless coverage products have been delivered to the buyer’s premises; iii) the risk and rewards of ownership and title of the delivered wireless coverage products have been transferred to the buyer; iv) the buyer has issued a completion certificate, which indicates the buyer’s acceptance of the functionality, specifications, and performance of the delivered wireless coverage products; and v) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the delivered wireless coverage products and such right is not contingent upon the Company providing the remaining installation services or the buyer’s acceptance of the installation services.

A portion of the installation service deliverable is rendered concurrently with the delivery of wireless coverage products. As the amount of the wireless coverage products and service contract consideration is not contractually due and customer acceptance is not deemed to occur until the issuance of the completion certificate, revenue for the wireless coverage products deliverable is not recognized until a significant portion of the installation service has been rendered.

Revenue attributable to the installation service element of the contract is not recognized until i) the services have been rendered; ii) the buyer has issued a preliminary inspection certificate, which indicates the buyer’s acceptance of the installation services provided; iii) the Company has an enforceable legal right to receive the contractually specified amount in cash attributable to the installation service element of the contract and such right is not contingent upon the buyer’s issuance of a final inspection certificate; and iv) the Company’s remaining obligation relating to the buyer’s final acceptance of the installation services is considered inconsequential or perfunctory.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

Pursuant to the terms of the Company’s contracts, the customers are generally required to pay i) a range of 30% to 60% of the contract sum either upon signing of the sale and purchase contract or the issuance of the completion certificate, ii) a range of 30% to 60% of the contract sum upon issuance of the preliminary inspection certificate, iii) a range of 10% to 30% of the contract sum upon the issuance of the final inspection certificate and iv) a range of zero to 10% of the contract sum upon the expiration of the warranty period. The Company has allowed its customers to pay the contract sum in installments as a standard business practice. Sales of wireless coverage products and services are made under these payment terms and, provided that the above criteria for revenue recognition are met, are recognized as revenue due to: i) the Company’s history of successfully collecting all amounts due under the original payment terms without making significant concessions on payments; and ii) the Company’s enforceable legal right to receive the contractually specified amount in cash attributable to the element of the contract that has been delivered, and the Company’s intent to enforce this right, when considered necessary.

The portion of the contract sum recognized as revenue in excess of the amounts received under the contract payment terms is recorded in accounts receivable in the accompanying consolidated balance sheets. The portion of the amounts received under the contract payment terms in excess of the revenue recognized is recorded as deferred income and included in accrued expenses and other payables in the accompanying consolidated balance sheets. Amounts due under the contract terms beyond one year are reclassified as long term accounts receivable and are discounted at discount rate generally available for discounting similar instruments with commercial banks in the PRC.

Provisions for estimated settlement discounts provided to customers are recorded as a reduction of revenue in the same period that revenue is recognized. The provision for estimated settlement discounts, which is based on historical settlement data, is the Company’s best estimate of the amount of discounts to be provided to customers to encourage prompt payment.

For most wireless coverage products and services contracts, the Company provides free repairs and replacement for defective parts for a duration of 12 months to 36 months after the issuance of final inspection certificate. The Company records an allowance for estimated future costs to be incurred during the warranty period in the same period that revenue is recognized. Allowances for warranties are recorded as cost of revenues and are established on an individual basis. The estimates reflect historic trends of warranty costs adjusted for specific conditions that may arise and the number of contracts under warranty at each financial year-end.

Certain of the Company’s wireless coverage products and service contracts contain penalty clauses in which a penalty is levied on the party responsible for the delay in the execution of the contract. In addition, under certain circumstances, certain contracts may be terminated should the Company fail to provide products or installation services within a specified timeframe. In the event of termination, the Company would be entitled to recover a portion of the contract consideration billable pursuant to its legally enforceable right under PRC law.

RF-based parts and components

The Company recognizes revenues from the sale of stand-alone RF parts and components when the risk and rewards of ownership and title to the products have been transferred to the buyer, which coincides with delivery and acceptance of the products by the buyer.

Revenue is stated net of value added taxes (“VAT”), sales returns, trade discounts and allowances. In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of the tax

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

authorities. The VAT collected is not revenue of the Company; instead the amount is recorded as a liability on the balance sheet until such VAT is paid to the tax authorities.

(m)	Cost of Revenues

Cost of revenues consists primarily of material costs, payroll compensation, installation costs, depreciation, rentals, product warranty allowances and related expenses, which are directly attributable to the production of products and rendering of services. Write-down of inventory to lower of cost or market is also recorded in cost of revenues.

(n)	Deferred Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

(o)	Advertising and Research and Development Costs

Advertising and research and development costs are expensed as incurred. Advertising costs included in sales and distribution expenses amounted to RMB 2,102,000, RMB 2,036,000 and RMB 955,000 (US$122,000) for the years ended December 31, 2004, 2005 and 2006, respectively. Research and development costs consist primarily of the remuneration of research and development staff, depreciation and maintenance expenses of research and development equipment, material costs and rental expenses for premises used for research and development.

(p)	Freight Costs

The Company records freight costs related to the transporting of the raw materials to the Company’s warehouse in cost of revenues and all other outbound freight costs in sales and distribution expenses. For the years ended December 31, 2004, 2005, and 2006, freight costs included in cost of revenues were RMB 1,948,000, RMB 2,546,000 and RMB 2,608,000 (US$334,000), respectively, and freight costs included in sales and distribution expenses were RMB 2,289,000, RMB 2,970,000, and RMB 3,731,000 (US$478,000), respectively.

(q)	Bills Payable

Bills payable represent bills issued by financial institutions to the Company’s vendors. The Company’s vendors receive payments from the financial institutions directly upon maturity of the bills and the Company is obliged to repay the face value of the bills to the financial institutions.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(r)	Government Grants

Receipts of government grants to encourage research and development activities which are unconditional and non-refundable are recognized as grant income in the accompanying consolidated statements of income upon receipt.

(s)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(t)	Income per Share

In accordance with SFAS No. 128, Computation of Earnings per Share, basic net income per share available to ordinary shareholders is computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share available to ordinary shareholders is calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of shares issuable pursuant to mandatorily redeemable convertible preference shares, and are determined using the as-converted method.

     (u) Share-Based Payment

A share option scheme was established on August 25, 2005 (the “Scheme”) which allows the Company to grant options to its employees to acquire ordinary shares of the Company. The Company has adopted SFAS No. 123R “Share-Based Payment”, which requires that share based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured based on the fair value of the award at the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period, if any. No options have been granted under the Scheme.

     (v) Segment Reporting

The Company uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined it has only one operating segment which is the manufacture and sale of communication products in the PRC.

In view of the fact that the Company operates and manages its business solely in the PRC and substantially all of its customers are located in the PRC, no geographical segment information is presented.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

     (w) Recently Issued Accounting Standards

FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes . FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provisions of FIN 48 are effective for the fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact of adopting this Interpretation on its financial condition, results of operations and cash flows.

Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission issued SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 requires registrants to apply the new quantification guidance to errors in existence at the beginning of the fiscal year ending after November 15, 2006 by correcting errors determined to be material under this new quantification method through a one-time cumulative effect adjustment to beginning-of-year retained earnings. The Company has adopted SAB 108 as of October 31, 2006. No significant adjustment was recorded by the Company upon adoption of SAB 108.

SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of SFAS No. 140

In March 2006, the FASB issued SFAS No. 156 , Accounting for Servicing of Financial Assets — an amendment of SFAS No. 140. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires an entity to, among other things, recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under certain specific situation(s). This Statement is effective for the Company in fiscal years beginning after September 15, 2006. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.

SFAS No. 157, Fair value measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. This Statement will be effective for the Company in fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective for the Company in fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the impact of adopting this Statement on its financial condition, results of operations and cash flows.

EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty

In September 2005, the FASB Emerging Issues Task Force (“EITF”) issued EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modification or renewals of existing arrangements occurring after January 1, 2007. The adoption of EITF 04-13 is not expected to have a material effect on the Company’s consolidated financial statements.

(3) Pledged Time Deposits

Pledged time deposits at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Pledged deposits with financial institutions for security on:
— accounts receivable sold (Note(a))	57,198	32,349	4,145
— bills payable (Note(b))	19,052	50,187	6,431
— short-term bank loans (Note(b))	—	156,082	20,000

	76,250	238,618	30,576

a)	In its ordinary course of business, the Company entered into certain one-year agreements with independent financial institutions to sell, on an ongoing basis, accounts receivable up to a specified amount (which totalled RMB 400 million as of December 31, 2005 and 2006). Accounts receivable are sold at a discount, which is adjusted based upon the timing of collection by the financial institutions. Under the terms of certain of these agreements, a portion of the sold receivables are subject to certain limited recourse provisions pursuant to which the Company is required to deposit twenty percent of the sale proceeds into a restricted bank account as security in the event of default of payment by the paying accounts receivable customer. The cash in the restricted bank account is released to the Company upon full payment by the customer and is released on a proportionate basis to the extent that the collections fall short of the amount of accounts receivable sold. The Company did not experience any significant losses under these recourse provisions during the three-year period ended December 31, 2006. The Company surrendered control over the accounts receivable transferred to the financial institutions. Accordingly, pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, accounts receivable of RMB 375,200,000 RMB 180,117,000 and RMB 117,664,000 (US$15,077,000) were

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

derecognized from the balance sheet on their respective dates of the transfer during 2004, 2005 and 2006, respectively. The Company received proceeds from the sale of the accounts receivable of RMB 360,234,000, RMB 169,041,000 and RMB 108,998,000 (US$13,967,000) respectively for the years ended December 31, 2004, 2005 and 2006, and recorded a discount on the sale of accounts receivable of RMB 14,966,000, RMB 11,076,000 and RMB 8,666,000 (US$1,110,000) respectively, which was included in interest expense for the years ended December 31, 2004, 2005 and 2006. Discount on the sale of accounts receivable is calculated based on the time when the agreement was entered into but is subject to adjustments for the actual collections of the accounts receivable. These adjustments are recorded as interest expenses in the period during which it occurs.

As of December 31, 2005 and 2006, accounts receivable sold to financial institutions yet to be settled by the Company’s customers amounted to RMB 182,857,000 and RMB 143,986,000 respectively.

Pursuant to the sale agreements with the financial institutions, the Company is responsible for servicing the accounts receivable sold until the expiration of the sale agreements. The service obligations primarily comprise of serving notice to customers and collecting the cash on behalf of the financial institutions and remitting the cash to the financial institutions by a specified period of time. No servicing obligation was recorded at the date of sale as the amount was considered to be immaterial. As of December 31, 2005 and 2006, an amount of RMB 72,082,000 and RMB 17,761,000 (US$2,276,000) respectively had been collected by the Company pending transfer to the financial institutions, and are included in accrued expenses and other payables in the accompanying consolidated balance sheets.

b)	The Company entered into several financing facilities for bills and short-term loans with banks during the years presented. Under the terms of the arrangements, cash deposits ranging from 30% to 100% of the respective financing facilities amount were pledged to the banks. The pledged deposits will be released upon the termination or expiry of these facilities.

(4) Accounts Receivable, net

Accounts receivable at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Accounts receivable	721,680	1,020,005	130,701
Less: Allowance for estimated settlement discounts	(20,057)	(14,982)	(1,920)

	701,623	1,005,023	128,781
Less: Allowance for doubtful accounts	(4,147)	(6,177)	(791)

	697,476	998,846	127,990
Amounts due after one year, net	(162,032)	(268,957)	(34,464)

	535,444	729,889	93,526
Bills receivable	1,877	17,970	2,303

	537,321	747,859	95,829

Amounts due after one year, net were stated after the deduction of unearned interest of RMB 8,083,000 and RMB 15,307,000 (US$1,961,000) respectively as of December 31, 2005 and 2006.

Pursuant to the terms of the Company’s contracts to provide wireless coverage products and services (Note 2 (l)), amounts due beyond one-year are reclassified as long-term accounts receivable in the accompanying

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

consolidated balance sheets, being discounted at the applicable discount rate at the time of recognition of the receivables. For the years ended December 31, 2005 and 2006, the weighted average discount rates were 4.42% and 5.58% per annum respectively.

An analysis of the allowance for doubtful accounts for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	1,927	2,235	4,147	532
Charged to statements of income	308	1,912	2,030	260

Balance at end of year	2,235	4,147	6,177	792

Allowance for estimated settlement discounts provided to customers is recorded as a reduction from the corresponding accounts receivables in the balance sheet. An analysis of the allowance for estimated settlement discounts for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	USS’000

Balance at beginning of year	25,512	26,884	20,057	2,570
Amount charged to statements of income	1,372	—	—	—
Amount written back	—	(6,827)	(5,075)	(650)

Balance at end of year	26,884	20,057	14,982	1,920

As of December 31, 2005, the Company pledged certain of its accounts receivable with a carrying value of RMB 106,615,000 to banks as collateral for short-term bank loans of RMB 50,760,000. Such bank loans were fully repaid in 2006 and the asset pledge was released accordingly (See also Note 14).

(5) Inventories

Inventories at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Raw materials	55,572	65,395	8,380
Work-in-progress	4,057	5,135	658
Finished goods	310,507	363,876	46,626

	370,136	434,406	55,664

Included in finished goods are wireless coverage products delivered to customers’ sites which have not been accepted by the customers through the issuance of the completion certificates. Also included in finished goods are deferred installation costs related to wireless coverage products delivered and installed for which the related completion and/or inspection certificates have not been issued at the respective year end dates. The deferred installation costs are charged to cost of revenue in the same period that the revenue attributable to the installation service is recognized. As of December 31, 2005 and 2006, deferred installation costs amounted to RMB 50,626,000 and RMB 47,210,000 (US$6,049,000) respectively.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(6) Income Tax Expense

Cayman Islands Tax

Under the current Cayman Islands laws, the Company is not subject to tax on income or capital gains.

PRC Tax

Subsidiaries established in the Shenzhen Special Economic Zone of the PRC, namely Shenzhen GrenTech and Shenzhen Lingxian, are subject to income tax at a rate of 15%. Lake Microwave is a foreign investment enterprise (“FIE”) established in a coastal open economic area and is subject to income tax at a rate of 27%. Lake Communication is subject to income tax at a rate of 33%.

Pursuant to the applicable Income Tax Law of the PRC, Shenzhen GrenTech is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter, a 50 percent relief from income tax for the following three years (the “tax holiday”). The local tax bureau initially determined the year 2000 was the first profit-making year of Shenzhen GrenTech and therefore, Shenzhen GrenTech was exempted from income tax in 2000 and 2001, and income tax for 2002 was provided for at a reduced rate of 7.5%. Subsequent to the initial determination, the PRC tax authorities reversed the initial determination in 2004 and concluded that the first profit-making year of Shenzhen GrenTech should have been 2001. Consequently, Shenzhen GrenTech became fully exempted for PRC income for 2001 and 2002 and subject to PRC income PRC income tax at the rate of 7.5% for 2003, 2004 and 2005. In addition, the income tax previously paid in 2002 of RMB 12,781,000 was refunded in 2004, which was recorded as a reduction to income tax expense in 2004.

Shenzhen GrenTech applied for and was granted on December 13, 2005, an extension of its 50 percent relief from income tax for an additional three-year period commencing from January 1, 2006. Shenzhen GrenTech will be subject to PRC income tax at 15% from January 1, 2009 onwards.

Shenzhen Lingxian was entitled to full exemption from income tax for two years starting from the first profit-making year and a 50% reduction in the next three years as approved by the tax authorities. As the first profit-making year of Shenzhen Lingxian was 2002, Shenzhen Lingxian was fully exempted for PRC income tax for 2002 and 2003 and subject to PRC income at the rate of 7.5% for 2004, 2005 and 2006. Commencing from January 1, 2007, Shenzhen Lingxian is subject to PRC income tax at the rate of 15%.

On March 16, 2007, the National People’s Congress of the PRC passed the new Enterprise Income Tax Law (the “New Tax Law”), which law will take effect as of January 1, 2008. In accordance with the New Tax Law, a unified enterprise income tax rate of 25%, a unified deduction measure and standard and unified tax preferential treatment will be applied to both foreign invested and domestic enterprises and an income tax rate of 15% will be available to advanced technology enterprises recognized by the government authorities. The New Tax Law also provides for transitional measures for enterprises established prior to the promulgation of the New Tax Law and eligible for lower tax rate preferential treatment in accordance with the then prevailing tax laws and administrative regulations. These enterprises will gradually become subject to the new, unified tax rate over a five-year period; enterprises eligible for regular tax reductions or exemptions may continue to enjoy tax preferential treatments after the implementation of the New Tax Law and until their preferential treatment expire. Given that the New Tax Law has been promulgated only recently, its implementation has yet to be further clarified in practice. The implementation of the New Tax Law could adversely affect the Company’s financial condition and results of operations.

Substantially, all the income and income tax expense derived by the Company is domestic in nature.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

Income tax expense consists of:

PRC Income tax	Current	Deferred	Total
	RMB’000	RMB’000	RMB’000

Year ended December 31, 2004	19,373	(3,353)	16,020

Year ended December 31, 2005	21,869	4,228	26,097

Year ended December 31, 2006	17,261	1,016	18,277

Year ended December 31, 2006 (US$)	2,212	130	2,342

Income tax expense reported in the consolidated statements of income differs from the amount computed by applying the PRC income tax rate of 15% (the statutory tax rate of the Company’s principal subsidiaries) for the years ended December 31, 2004, 2005 and 2006 for the following reasons:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Income before income tax expense	173,698	214,627	168,385	21,576

Computed “expected” tax expense	26,055	32,194	25,258	3,237
Non-deductible entertainment expenses	4,515	4,072	4,756	609
Other non-deductible expenses	2,313	284	705	90
Non-taxable income	(562)	(1,317)	(36)	(5)
Tax rate differential of other subsidiaries	7,122	7,241	331	43
Tax holiday	(10,642)	(16,377)	(13,602)	(1,743)
Deferred tax valuation allowance	—	—	865	111
Income tax refunded	(12,781)	—	—	—

Actual income tax expense	16,020	26,097	18,277	2,342

If the Company’s subsidiaries were not in the tax holiday periods, the income tax expense would be increased by Rmb 10,642,000, RMB 16,377,000 and RMB 13,602,000 (US$1,743,000) for the years ended December 31, 2004, 2005 and 2006 respectively and the net income per share available to ordinary shareholders for such periods would be decreased as follows:

	2004	2005	2006	2006
	RMB	RMB	RMB	US$

Decrease in net income per share available to ordinary shareholders:
— Basic	0.02	0.04	0.02	0.003

— Diluted	0.02	0.03	0.02	0.003

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset as of December 31, 2005 and 2006 are presented below:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Accounts receivable	4,637	1,762	226
Accrued expenses	884	923	118
Unrealized profit on intercompany revenues	2,961	4,781	613
Tax losses	—	865	111

	8,482	8,331	1,068
Less: valuation allowance	—	(865)	(111)

Net deferred tax assets	8,482	7,466	957

As of December 31, 2006, a subsidiary of the Company had net operating losses for PRC income tax purpose totalling Rmb 2,621,000 (US$336,000). Such tax losses are available for carry forward to set-off against future taxable profits for a maximum period of five years. As of December 31, 2006, a valuation allowance of Rmb 865,000 (US$111,000) was established to substantially provide for deferred tax assets in respect of such tax losses. The Company believes it is more likely than not, that such amounts will not be recoverable, having considered the expected future taxable profits of the subsidiary and restrictions on carrying forward tax losses under PRC tax laws.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, management believes that the deferred tax asset as of December 31, 2005 and 2006 is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

(7)	Property, Plant and Equipment, net

Property, plant and equipment consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Buildings	9,686	9,686	1,241
Equipment and machinery	129,973	185,284	23,742
Motor vehicles	18,216	20,522	2,630
Office equipment and computer software	5,751	9,763	1,251

	163,626	225,255	28,864
Accumulated depreciation	(43,270)	(63,752)	(8,169)

	120,356	161,503	20,695
Construction in progress	—	7,100	909

	120,356	168,603	21,604

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(8)	Lease Prepayments, net

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Prepaid land use rights	5,421	14,609	1,871
Accumulated amortization	(685)	(977)	(125)

	4,736	13,632	1,746

Amortization expense for the years ended December 31, 2004, 2005 and 2006 were RMB 94,000, RMB 108,000 and RMB 292,000 (US$37,000) respectively.

(9)	Investment Securities

Investment securities at December 31, 2005 and 2006 represented a 4.67% equity interest in Quanzhou Bank, a privately held bank in the PRC. Such investment was not marketable, and therefore accounted for using the cost method.

(10)	Intangible Assets, net

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Patent	375	375	48
Accumulated amortization	(262)	(300)	(38)

	113	75	10

Amortization expense for the years ended December 31, 2004, 2005 and 2006 were RMB 37,000, RMB 37,000 and RMB 38,000 (US$5,000) respectively.

The estimated amortization expense of intangible assets for the next five years is as follows:

	RMB’000	US$’000

2007	38	5
2008	37	5
2009	—	—
2010	—	—
2011	—	—

	75	10

(11)	Goodwill

On March 28, 2005, the Company entered into a sale and purchase agreement with Ms Zhang Xiu Jun, the then 10% minority shareholder of Shenzhen Lingxian, whereby Ms Zhang sold her 9% equity interest in Shenzhen Lingxian to Shenzhen GrenTech for RMB 20,000,000. The purchase price was determined taking into consideration the estimated fair value of 9% equity interest of Shenzhen Lingxian as of March 28, 2005, and was paid by the transfer of the Company’s accounts receivable with carrying value of RMB 20,000,000 as at that date. Consequently, the Company recorded a goodwill of RMB 8,216,000 from the acquisition.

The above acquisition was not considered significant to the Company’s financial position or results of operations for the periods presented.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(12)	Accrued Expenses and Other Payables

Accrued expenses and other payables at December 31, 2005 and 2006 consist of the following:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Amounts collected on sold accounts receivable on behalf of financial institutions (Note 3)	72,082	17,761	2,276
Allowance for product warranties (Note 13)	11,794	12,308	1,577
Accruals for salaries and welfare	8,394	9,872	1,265
Deferred income	85,145	47,803	6,125
VAT payable	45,985	91,747	11,756
Business and other taxes payable	6,090	9,820	1,258
Accrued interest on Exchangeable Bonds (Note 15)	19,129	—	—
Reimbursement payment to staff	2,833	2,680	344
Others	11,879	16,842	2,158

	263,331	208,833	26,759

(13)	Allowance for Product Warranties

An analysis of the allowance for product warranties for 2004, 2005 and 2006 is as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Balance at beginning of year	9,623	11,981	11,794	1,511
Amount charged to expense	8,011	9,281	8,240	1,056
Amount utilized	(5,653)	(9,468)	(7,726)	(990)

Balance at end of year	11,981	11,794	12,308	1,577

(14)	Short-Term Bank Loans

Short-term bank loans outstanding, which are all denominated in Renminbi, are as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

— Unsecured	109,854	176,050	22,559
— Secured	50,760	160,000	20,502

	160,614	336,050	43,061

During the years ended December 31, 2004, 2005 and 2006, the Company entered into various loan agreements with commercial banks with terms ranging from three months to one year to finance its working capital. None of the loan agreements requires the Company to comply with any financial covenants. The weighted average interest rate of short-term bank loans outstanding as of December 31, 2005 and 2006 were 4.42% and 5.58% per annum, respectively.

The Company had available undrawn committed bank loan facilities and bills financing facilities amounting to RMB 52,756,000 (US$6,760,000) and RMB 40,130,000 (US$5,142,000) respectively as of December 31, 2006. In addition, the Company had available committed receivable selling facilities of RMB 258,250,000 (US$33,092,000) as of December 31, 2006. Of the unutilized bills financing facilities and receivable selling facilities, the Company

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

will be required to pledge with the banks a time deposit equal to 30% and 20% respectively as security for the amount to be utilized.

(15)	Long-Term Debt

On December 17, 2003, the shareholders of the Company entered into an Exchangeable Bonds Subscription Agreement (the “Agreement”) with three investors — Actis China Investment Holdings No. 1 Limited (“Actis China”), Standard Chartered Private Equity Limited (“SCPEL”) and JAFCO Asia Technology Fund (“JATF”). Pursuant to the Agreement, the shareholders of the Company issued exchangeable bonds (“Exchangeable Bonds”) at par value bearing interest at a rate of 5% per annum, to Actis China, SCPEL and JATF for a total consideration of US$20.7 million. The bond holders were entitled to a premium payment when the total dividend as declared and paid to ordinary shareholders exceeded a specified amount. The Exchangeable Bonds would be automatically converted into approximately 131,365,500 existing ordinary shares held by the shareholders of the Company at a conversion price of US$0.16 per share immediately prior and upon an initial public offering. Accordingly, no new ordinary shares would be issued by the Company. The conversion price was determined based on the estimated fair value of the Company’s ordinary shares at the date of the Agreement. Proceeds received by the shareholders from the issuance of the Exchangeable Bonds were entirely used by the shareholders to subscribe 461,365,500 newly issued ordinary shares of the Company. The Company used the proceeds from the sale of 461,365,500 newly issued ordinary shares to complete the Reorganization through the acquisition of Shenzhen GrenTech by its wholly owned subsidiary, GrenTech (BVI) Limited. The effect of these transactions was to distribute the proceeds from the issuance of the Exchangeable Bonds to the Company’s existing shareholders. The ultimate shareholders and their respective proportionate ordinary share ownership interest in the underlying net assets of the Company were identical to their respective equity interests held in Shenzhen GrenTech as a result of these transactions (Note 1).

In connection with issuance of the Exchangeable Bonds, the Company provided a guarantee to the bondholders effective from the date of the Agreement until all liabilities of the shareholders under the Exchangeable Bonds and the Agreement are discharged in full when the Exchangeable Bonds are converted to ordinary shares or redeemed. Under the Agreement and the relevant guarantee and the share pledge agreements, the Company was subject to various covenants and restrictions, including a minimum after-tax profit requirement. In addition, whether the anticipated initial public offering is successful or not, the holders of Exchangeable Bonds are entitled to redeem the Exchangeable Bonds at any time after three years from the date of issuance of the preference shares (see Note 16) or in the event of the occurrence of triggering events such as the Company receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB 50,000,000. The Exchangeable Bonds were redeemable at an amount equal to the principal amount of the Exchangeable Bonds plus 8% interest.

Because the Exchangeable Bonds were guaranteed by the Company, the debt obligation and related interest costs were pushed down to the Company, and were reflected in the consolidated financial statements as though the Company was the primary obligor. The push down of Exchangeable Bonds was reflected as long-term debt in the consolidated balance sheet, with a corresponding decrease in retained earnings in 2003. In association with the pushed down debt and pursuant to the guarantee given by the Company, interest expense of RMB 13,706,000 and RMB 14,117,000 and RMB 3,340,000 (US$428,000), calculated based on interest of 8% per annum, was pushed down and recognized with a corresponding increase to interest payable for the year ended December 31, 2004, 2005 and 2006 respectively. The amount of interest payable by the Company would depend on the satisfaction of the obligation by the shareholders pursuant to the guarantee arrangement specified above. Upon satisfaction of the obligation by the shareholders or release of the guarantee, the amount of interest payable would be recorded as an adjustment to retained earnings. Any unpaid portion would be credited to the retained earnings upon the conversion of the Exchangeable Bonds.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

In January 2005 and 2006, shareholders of the Company satisfied their obligation and paid interest on the Exchangeable Bonds in the amount of RMB 8,567,000 and RMB 8,345,000 (US$1,069,000), respectively. Accordingly, the Company reduced its accrued interest on Exchangeable Bonds and increased retained earnings by the same amounts in the years ended December 31, 2005 and 2006 respectively.

In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the Exchangeable Bonds were converted fully into 131,365,500 existing ordinary shares held by the shareholders of the Company in April 2006. Consequently, the Company’s obligations in respect of the Exchangeable Bonds and unpaid portion of interest payable, totalling RMB 179,712,000 (US$23,028,000), were extinguished and such amount was credited to the retained earnings.

(16)	Mandatorily Redeemable Convertible Preference Shares

On December 30, 2003, the Company received RMB 43,565,000 (US$5,300,000) from three investors — Actis China, SCPEL and JATF, in exchange for 33,634,500 mandatorily redeemable convertible preference shares. The holders of the preference shares were entitled to a fixed cumulative preference dividend of 5% per annum based on the face value of the preference shares and a special dividend as when the total dividend declared and payable to the ordinary shareholders exceeds a certain amount. In addition, upon redemption, the Company was required to pay the subscription price plus an 8% per annum compounded return less any preference dividends accrued, declared or paid up to the date of redemption. Cumulative preference dividends and accretion to redemption value were reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of income. In December 2004 and 2005 and April 2006, the directors declared a preference share dividend of RMB 0.065, RMB 0.064 and RMB 0.016 (US$0.002) per share, respectively, totalling RMB 2,193,000 and RMB 2,139,000 and RMB 548,000 (US$70,000) to the holders of preference shares, respectively. In addition, accretion to redemption value of RMB 1,316,000, RMB 1,385,000 and RMB 360,000 (US$46,000), being the difference between the 8% yield on the mandatorily redeemable convertible preference shares upon redemption and the actual dividend declared of 5%, was accrued and charged to consolidated statements of income for the years ended December 31, 2004, 2005 and 2006 respectively.

In connection with the IPO and pursuant to a board resolution of the Company dated April 3, 2006, the mandatorily redeemable convertible preference shares were converted fully into 33,634,500 new ordinary shares of the Company in April 2006.

The mandatorily redeemable convertible preference shares contained the following terms:

Liquidation Preference

On a distribution of assets of the Company on a winding up or other return of capital, the holders of the preference shares are entitled, in proportion to the number of preference shares held by them and in priority to any holder of any other class of shares, to receive an amount equal to the sum of the subscription price of the preference shares and any and all accrued and unpaid dividends.

Conversion

In accordance with the articles of association of the Company, the holders of the preference shares have the right to convert their preference shares into ordinary shares only upon the occurrence of an initial public offering of the Company’s ordinary shares. The rate at which the preference shares shall be converted into ordinary shares shall be one ordinary share for every one preference share, subject to certain anti-dilutive adjustments.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

Redemption

In accordance with the articles of association of the Company, the holders of preference shares are entitled to redeem the preference shares upon serving written demand to the Company. Such demand may be made by a holder of preference share at any time after three years from the date of issuance of the preference shares or in the event of the occurrence of a triggering event as specified in the articles of association, such as receiving third party demand letters for immediate repayment of aggregate indebtedness over RMB 50,000,000.

Voting Rights

Each mandatorily redeemable preference share carries the same number of votes as an ordinary share.

(17)	Shareholders’ equity

Registered capital

Prior to the Reorganization, the registered capital of Shenzhen GrenTech was RMB 112,000,000. Capital contribution in excess of the registered capital was credited to contributed surplus.

In October 2003, Shenzhen GrenTech repurchased a total of 28.672% equity interests from two shareholders, for total consideration of RMB 66,308,000 of which RMB 20,308,000 and RMB 46,000,000 was paid in 2003 and 2004 respectively. Shenzhen GrenTech, through Shenzhen Lingxian, simultaneously sold 28.672% equity interests to the three existing shareholders of Shenzhen GrenTech for a total consideration of RMB 66,308,000 which was fully received as of December 31, 2003. In connection with the said share transfers, the Company had unrestricted use of the excess cash proceeds from the reissuance of shares over the amounts paid through the final settlement in 2004. Since all of the risks and rewards ownership of the said shares of Shenzhen GrenTech were transferred to the three existing shareholders simultaneously with the purchase of the equity interests by Shenzhen GrenTech, the share transfers are deemed to occur at the same time for accounting purposes.

Ordinary shares

In connection with the Reorganization described in Note 1, the Company issued 932,731 ordinary shares (as adjusted for the five-hundred-for-one share split as described below) to the shareholders of Shenzhen GrenTech in exchange for the transfer of their equity interests in Shenzhen GrenTech. Accordingly, the registered capital of Shenzhen GrenTech was eliminated through a corresponding increase in the par value of ordinary shares of RMB 77,000 and contributed surplus of RMB 111,923,000.

On August 25, 2005, the Company declared a five-hundred-for-one share split of the Company’s shares. The share split was effected in the form of subdividing each of the Company’s issued and unissued ordinary shares and mandatorily redeemable convertible preference shares into 500 ordinary shares and 500 redeemable convertible preference shares, respectively. The par value of the ordinary shares was adjusted from US$0.01 per share to US$0.00002 per share. All references in the accompanying consolidated financial statements and notes to the number of shares, per share amounts and par value data of the Company’s ordinary and mandatorily redeemable convertible preference shares have been restated to reflect the effect of the share split for all periods presented.

On April 3, 2006, the directors declared dividends totalling RMB 7,609,000 to the holders of the Company’s ordinary shares in issue as of that date.

In connection with the IPO, 125,000,000 new ordinary shares of the Company were issued to public shareholders in April 2006 (Note 1).

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(18)	Revenues

The Company derives revenues from the provision of wireless coverage products and services, which consist of the sale of wireless coverage equipment and the rendering of related installation services, as well as sale of RF parts and components. The components of revenues are as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Sale of wireless coverage products	503,904	614,503	679,606	87,083
Installation services of wireless coverage products	30,115	69,338	108,867	13,950
Sale of other products	33,857	25,602	39,247	5,029

	567,876	709,443	827,720	106,062
Less: (Provision for)/write back of settlement discounts	(1,372)	6,827	5,075	650

	566,504	716,270	832,795	106,712

(19)	Depreciation

Depreciation of property, plant and equipment is included in the following:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Cost of revenues	6,917	10,824	14,366	1,841
Research and development costs	1,065	1,931	2,504	320
Sales and distribution expenses	1,468	1,760	2,104	270
General and administrative expenses	2,172	2,192	3,076	394

	11,622	16,707	22,050	2,825

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(20)	Net income available to Ordinary Shareholders

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Net income available to ordinary shareholders	143,052	179,016	148,292	19,002
Denominator for basic net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	584,580,799	584,580,799

Basic net income per share available to ordinary shareholders	0.31	0.38	0.25	0.03

Net income available to ordinary shareholders	143,052	179,016	148,292	19,002
Dividend, accretion to redemption value and foreign exchange currency rate movements on mandatorily redeemable convertible preference shares	3,509	2,428	549	70

Diluted net income available to ordinary shareholders	146,561	181,444	148,841	19,072
Denominator for diluted net income available to ordinary shareholders:
Weighted average number of ordinary shares outstanding	466,365,500	466,365,500	584,580,799	584,580,799
Weighted average number of mandatorily redeemable convertible preference shares	33,634,500	33,634,500	8,569,885	8,569,885

	500,000,000	500,000,000	593,150,684	593,150,684

Diluted net income per share available to ordinary shareholders	0.29	0.36	0.25	0.03

Basic and diluted net income per share available to ordinary shareholders for the years ended December 31, 2004 and 2005 have been calculated as if 466,365,500 ordinary shares had been issued and outstanding throughout for such periods.

(21)	Related Party Transactions

The principal related party transactions during the years ended December 31, 2004, 2005 and 2006 are as follows:

	2004	2005	2006	2006
	RMB’000	RMB’000	RMB’000	US$’000

Payment for rental (Note(a))	960	960	960	123

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

Amount due to related party as of December 31, 2005 and 2006 was as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

Due to related company
Shenzhen Fang Sheng AutoBig World Management Co., Ltd (“Shenzhen Fang Sheng”) (Note(a))	1,920	—	—

Notes:

(a)	Shenzhen GrenTech has leased and occupied certain premises in an office building of floor area of approximately 1,433.35 square metres owned by Shenzhen Fang Sheng. Certain directors of the Company are also directors of Shenzhen Fang Sheng. The lease which expired on December 31, 2005, was subsequently renewed until December 31, 2006 under the same contract terms. A rental of RMB 960,000 which was determined with reference to the market rental, was charged to expenses for 2004, 2005 and 2006.

As of December 31, 2005, the Company had a balance due to Shenzhen Fang Sheng of RMB 1,920,000 in respect of the rental, which was fully settled during 2006.

(b)	As of December 31, 2005 and 2006, the 20% minority equity interest in Lake Communication is owned by the son of a director of the Company.

(22)	Pension and Other Postretirement Benefits

Pursuant to the relevant PRC regulations, the Company is required to make contributions at a rate 8% to 9% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for the Company’s employees in the PRC. The total amount of contributions of RMB 3,964,000, RMB 7,889,000 and RMB 10,970,000 (US$1,406,000) for the years ended December 31, 2004, 2005 and 2006 respectively, was charged to expense in the accompanying consolidated statements of income. The Company has no other obligation to make payments in respect of retirement benefits of the employees.

(23)	Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of financial assets, such as cash and cash equivalents, short-term accounts receivable, bills receivable, amounts due from related parties, accounts and bills payable, accruals and other payables, amounts due to related parties and other payables, approximates their fair values because of the short maturity of these instruments. The carrying amount of short-term borrowings approximate fair value determined based on the borrowing rates currently available for debt securities with similar terms and maturities. The investment securities represented unquoted equity securities of an entity established in the PRC. There is no quoted market price for such equity securities and accordingly, it is impracticable to have a reasonable estimate of the fair value.

Long term accounts receivables as of December 31, 2005 and 2006 were recorded in the accompanying consolidated balance sheet at their net present value based on a discount rate of 4.42% and 5.58% per annum respectively, which approximated the discount rate generally available for discounting similar instruments with commercial banks in the PRC. The carrying amount of long term accounts receivable approximate their fair value.

The carrying amount of long-term debt approximated their fair value based on the borrowing rates currently available for debt securities with similar terms and average maturities.

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(24)	Business and Credit Concentrations

Substantially all of the Company’s customers are located in the PRC. The following are customers that individually comprise 10% or more of gross revenue for the years ended December 31, 2004, 2005 and 2006:

	2004		2005		2006		2006
	RMB’000%		RMB’000%		RMB’000%		US$’000

China Unicom Group	345,847	61	322,896	45	298,693	36	38,274
China Mobile Group	157,327	28	241,575	34	277,098	33	35,507
China Telecom Group	19,299	3	69,490	10	89,169	11	11,426

At December 31, 2005 and 2006, approximately 87% and 80% of gross accounts receivable, respectively, were due from these customers. As a result, a termination in relationship in or a reduction in orders from any one of these customers would have a material impact on the Company’s results of operations and financial condition. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

The gross accounts receivable due from major customers, China Unicom Group, China Mobile Group and China Telecom Group at December 31, 2005 and 2006, were as follows:

	2005	2006	2006
	RMB’000	RMB’000	US$’000

China Unicom Group
— Current portion	288,052	305,813	39,186
— Long-term portion	79,032	100,162	12,835

	367,084	405,975	52,021

China Mobile Group
— Current portion	147,779	223,374	28,623
— Long-term portion	43,772	80,010	10,252

	191,551	303,384	38,875

China Telecom Group
— Current portion	35,002	70,158	8,990
— Long-term portion	17,164	28,853	3,697

	52,166	99,011	12,687

	610,801	808,370	103,583

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

(25)	Commitments and Contingencies

(i) Operating lease commitments

Future minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

	RMB’000	US$’000

2007	6,912	886
2008	1,945	249
2009	1,156	148
2010	—	—
2011	—	—

	10,013	1,283

For the years ended December 31, 2004, 2005 and 2006, total rental expenses for non-cancellable and cancellable operating leases were RMB 8,480,000, RMB 13,361,000 and RMB 16,385,000 (US$2,100,000), respectively.

(ii) Capital commitments

Capital commitments for future purchase of property, plant and equipment as of December 31, 2006 was RMB 219,612,000 (US$28,141,000).

(iii) Contingencies

In the ordinary course of its business, the Company provides customers with one to three years of warranty protection, under which the Company agrees to repair or replace defective installed wireless coverage products at no additional cost to the customers. The contracts generally do not contain disclaimers or limitations on product liabilities for special, consequential and incidental damages, nor does the Company typically cap the amounts the customers may recover for damages. In addition, the Company does not currently maintain any insurance for product liability or warranty claims. A failure of the Company’s products to operate properly and the potential damage from malfunction of the Company’s products could give rise to substantial liabilities under the warranties and otherwise.

(26)	China GrenTech Corporation Limited (Parent Company)

In accordance with the relevant PRC regulations, the Company’s subsidiaries may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund the statutory general reserve until the balance of the reserve reaches 50% of their respective registered capital. The statutory general reserves are not distributable in the form of cash dividends to the Company and can be used to make up cumulative prior year losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings, or by increasing the par value of the shares currently held by them, provided that the reserve balance after such issue is not less than 25% of the registered capital. As of December 31, 2006, the statutory general reserve already reached 50% of the registered capital of certain subsidiaries of the Company and no additional transfer is required.

Furthermore, certain subsidiaries were previously required to allocate 5% to 10% of the profit after tax, determined in accordance with PRC GAAP, to the statutory public welfare fund, which was restricted to be used for capital expenditures for staff welfare facilities owned by the Company. In accordance with the new regulations

China GrenTech Corporation Limited and subsidiaries

Notes to the Consolidated Financial Statements — (Continued)
December 31, 2004, 2005 and 2006
(expressed in RMB and US$)

which became effective January 1, 2006, appropriation to the statutory public welfare fund is longer required and the balance of the statutory public welfare fund of RMB 40,986,000 had been transferred to the statutory general reserve on January 1, 2006.

As of December 31, 2005 and 2006, an aggregate amount of RMB 117,092,000 and RMB 132,403,000 (US$16,966,000) were appropriated from retained earnings and set aside for statutory general reserves and public welfare fund respectively by the Company’s subsidiaries.

As of December 31, 2005 and 2006, the amount of restricted net assets of the Company’s subsidiaries, which may not be transferred to the Company in the forms of loans, advances or cash dividends by the subsidiaries without the consent of a third party, was approximately 23% and 9% respectively of the Company’s consolidated net assets as discussed above. In addition, the current foreign exchange control policies applicable in the PRC also restrict the transfer of assets or dividends outside the PRC.

3,296,114 American Depositary Shares

China GrenTech Corporation Limited

Representing 82,402,850 Ordinary Shares

PROSPECTUS

          , 2007

Bear, Stearns & Co. Inc.

CIBC World Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and secured harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to us may be placed out or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.

Item 9.	Exhibits.

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
4	.1*	Deposit Agreement (including the form of American Depositary Receipt)
4.2		Amended and Restated Memorandum and Articles of Association(1)
4.3		Specimen Ordinary Share Certificate(1)
5.1		Opinion of Conyers Dill & Pearman, special Cayman Islands counsel to the registrant, regarding the validity of the ordinary shares being registered
8.1		Opinion of Morrison & Foerster LLP, counsel to the registrant, regarding tax matters
8.2		Opinion of Conyers Dill & Pearman, special Cayman Islands counsel to the registrant, regarding tax matters
23.1		Consent of KPMG
23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)
23.3		Consent of Morrison & Foerster LLP (included in Exhibit 8.1)
23.4		Consent of GFE Law Office
24	.1*	Power of Attorney (included on signature pages)

* Previously filed.

(1) Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381), filed on March 13, 2006.

Item 10.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, China GrenTech Corporation Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, the People’s Republic of China, on July 26, 2007.

China GrenTech Corporation Limited

By:	/s/ Rong Yu

Name:	Rong Yu

Title:	Chief Financial Officer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement on Form F-3 has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title of Capacities	Date

/s/ Yingjie Gao* Yingjie Gao	Chairman of the Board of Directors and Chief Executive Officer	July 26, 2007

/s/ Kunjie Zhuang* Kunjie Zhuang	Director and Chief Technology Officer	July 26, 2007

/s/ Rong Yu Rong Yu	Director, Chief Financial Officer and Principal Accounting Officer	July 26, 2007

/s/ Liping Mao* Liping Mao	Director and Vice President	July 26, 2007

/s/ Cuiming Shi* Cuiming Shi	Independent Director	July 26, 2007

/s/ Xiaohu You* Xiaohu You	Independent Director	July 26, 2007

/s/ Kin Kwong Mak* Kin Kwong Mak	Independent Director	July 26, 2007

*By: /s/ Rong Yu Rong Yu Attorney-in-Fact

Pursuant to Section 6(a) of the Securities Act of 1933, the undersigned has signed this Amendment No. 1 to the registration statement on Form F-3, solely in the capacity of the duly authorized representative of China GrenTech Corporation Limited in Shenzhen, the People’s Republic of China on July 26, 2007.

/s/  Rong Yu
Rong Yu
Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
4	.1*	Deposit Agreement (including the form of American Depositary Receipt)
4.2		Amended and Restated Memorandum and Articles of Association(1)
4.3		Specimen Ordinary Share Certificate(1)
5.1		Opinion of Conyers Dill & Pearman, special Cayman Islands counsel to the registrant, regarding the validity of the ordinary shares being registered
8.1		Opinion of Morrison & Foerster LLP, counsel to the registrant, regarding tax matters
8.2		Opinion of Conyers Dill & Pearman, special Cayman Islands counsel to the registrant, regarding tax matters
23.1		Consent of KPMG
23.2		Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2)
23.3		Consent of Morrison & Foerster LLP (included in Exhibit 8.1)
23.4		Consent of GFE Law Office
24	.1*	Power of Attorney (included on signature pages)

 * Previously filed.

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-132381), filed on March 13, 2006.